Exhibit 2.1

SHARE PURCHASE AGREEMENT

among

MROH INTERMEDIATE HOLDCO LLC

as Seller

MRO HOLDINGS, INC.

as the Company

and

AAR CORP.

as Buyer

Dated as of September 28, 2026

i

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

SCHEDULES

Schedule 1	Seller Members
Schedule 1.1	Accounting Standards
Schedule 1.2	Certain Definitions
Schedule 2.4(a)	Sample Statement
Schedule 5.6(b)	Regulatory Actions
Schedule 5.18	Pre-Closing Restructuring
Schedule 6.7(c)	Pass-Through Purchase Price
Schedule 7.1(b)	Regulatory Closing Conditions

EXHIBITS

Exhibit A	Form of Accredited Investor Questionnaire
Exhibit B	Form of Certificate of Designations
Exhibit C	Form of Contribution Agreement
Exhibit D	Form of Intercompany Loan Agreement
Exhibit E	Form of LLC Agreement
Exhibit F	Form of R&W Policy
Exhibit G	Form of Stockholders Agreements

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of September 28, 2026 (this “Agreement”), is made and entered into by and among MROH Intermediate Holdco LLC, a Delaware limited liability company (“Seller”), MRO Holdings, Inc., a sociedad anónima organized under the laws of Panama (the “Company”), and AAR CORP., a Delaware corporation (“Buyer”). Seller, the Company, and Buyer may be referred to herein individually as a “Party” or collectively as the “Parties”.

WHEREAS, Seller owns, beneficially and of record, 10,000 shares (acciones) of the Company, as represented by Certificado No. 7 of the Company (the “Purchased Interest Certificate”), which represents 100% of the equity interests of the Company;

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, 6,500 shares (acciones) of the Company, including any membership quotas (cuotas de participación) issued in respect thereof pursuant to the conversion of the Company to a sociedad de responsabilidad limitada as contemplated by this Agreement, which represent 65% of the equity interests of the Company (the “Purchased Interest”), subject to the terms and conditions set forth herein;

WHEREAS, as a material inducement to Seller and the Company to enter into this Agreement and consummate the Transactions, Buyer has delivered to Seller true, correct, and complete executed copies of the Financing Documents; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain of the indirect equityholders of Seller set forth on Schedule 1 attached hereto (the “Seller Members”) and the Key Executives shall execute and deliver a Restrictive Covenant Agreement (a “Restrictive Covenant Agreement”), which shall become effective upon the Closing.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1             Certain Defined Terms. For purposes of this Agreement:

“AAR Common Stock” means shares of common stock, par value $1.00 per share, of Buyer.

“AAR Equity Awards” means time-based restricted stock awards, time-based restricted stock units, performance-based restricted stock units, deferred stock units, and stock options granted under the AAR Equity Plans.

“AAR Equity Plans” means the AAR Corp. 2013 Stock Plan, as amended and restated effective as of July 13, 2020.

“AAR Preferred Stock” means shares of convertible non-voting preferred stock, par value $1.00 per share, of Buyer with the designations, preferences, limitations, and rights set forth in the Certificate of Designations.

“AAR Share Consideration Value” means $780,825,690.00.

”AAR SPV“ means a to-be-formed Subsidiary of Buyer formed in a jurisdiction outside the United States for purposes of holding the Purchased Interest.

“AAR Stock” means AAR Common Stock and AAR Preferred Stock.

“AI Solution” means artificial intelligence, machine learning, deep or reinforcement learning, neural networks, natural language processing, and software solutions, systems, algorithms, and technologies providing the foregoing functionality.

“Accounting Standards” means the accounting principles, policies, practices, procedures, and methods as set forth on Schedule 1.1 attached hereto.

“Accredited Investor Questionnaires” means each accredited investor questionnaire to be entered into by each Seller Member at the Closing in the form attached hereto as Exhibit A.

“Action” means any litigation, claim, complaint, action, suit, arbitration, information request, demand, hearing, inquiry, audit, charge, settlement or proceeding by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” of a Person means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Ancillary Agreements” means the agreements, documents, certificates, and instruments to be executed and delivered in connection with this Agreement and the Transactions, including the Restrictive Covenant Agreements, Accredited Investor Questionnaires, Intercompany Services Agreement, Intellectual Property License Agreement, LLC Agreement, Stockholders Agreements, R&W Insurance Policy, Escrow Agreement, Contribution Agreement and Intercompany Loan Agreement.

“Anti-Money Laundering Laws” means any Laws relating to financial books and recordkeeping, money laundering, or financing of terrorism, including the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2001.

“Broker Fees” means, with respect to any Person, any brokerage commissions, finders’ fees, or similar compensation payable in connection with the Transactions based on any arrangement or agreement made by or on behalf of such Person and not otherwise paid prior to the Closing Date.

“Business Day” means any day except Saturday, Sunday, or any other day on which commercial banks located in New York, Panama, or El Salvador are authorized or required by Law to be closed for business.

“Buyer Consolidated Tax Group” means any Consolidated Tax Group that included Buyer prior to Closing (other than a Consolidated Tax Group each member of which is a Group Company).

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.3(a) (No Conflicts (Organizational Documents)), Section 4.10 (AAR Capitalization), and Section 4.13 (Brokers).

“Buyer Material Adverse Effect” means (a) any event, change, occurrence, or effect that would prevent, materially delay, or materially impede the performance by Buyer of its obligations under this Agreement or the Ancillary Agreements to which it is a party or the consummation of the Transactions; or (b) any fact, circumstance, occurrence, effect, change, or event that has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of Buyer and its Subsidiaries (taken as a whole), other than any fact, circumstance, occurrence, change, or event resulting from, relating to, or arising out of, solely for purposes of this clause (b): (i) changes in general U.S. or global economic conditions; (ii) any change in the financial, credit, banking, currency, or capital markets in general (whether in the U.S. or otherwise) or changes in currency exchange rates or interest rates or currency fluctuations; (iii) political, legislative, or regulatory conditions in general; (iv) act of God, acts of (domestic or foreign) terrorism or sabotage, the outbreak, escalation, or worsening of hostilities, civil wars, or armed conflicts (whether or not pursuant to the declaration of a national emergency or war and whether commenced before or after the date of this Agreement and whether pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack), man-made disasters, natural disasters (including hurricanes), epidemics, pandemics, or national or international political or social conditions, or cyber-attacks; (v) changes in Law or in U.S. or other accounting requirements or principles imposed upon Buyer, including, in each case, the interpretations thereof; (vi) any actions taken or failures to take action, as expressly required by this Agreement or to which Seller has expressly consented in writing; (vii) any failure by Buyer to achieve any earnings projection, financial projection, or other forecast, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Buyer Material Adverse Effect” may be taken into account in determining whether there has been a Buyer Material Adverse Effect); or (viii) the announcement or pendency of the sale of the Company contemplated by this Agreement, including by reason of the identity of Seller or any plans or intentions of Buyer with respect to the conduct of the business of the Group Companies, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, or employees; provided, in the case of clauses (i), (ii), (iii), (iv) or (v), to the extent the impact of such event, change, occurrence or effect is disproportionately adverse to Buyer, taken as a whole, relative to other companies operating in the industries in which Buyer operates, the incremental disproportionate adverse impact may be taken into account in determining whether a Buyer Material Adverse Effect has occurred or would reasonably be expected to occur.

“Capex Exception” means any capital expenditure (i) reflected in the capital expenditure budget of the Group Companies set forth on Section 5.1(h) of the Company Disclosure Schedule, (ii) reflected in the Interim CapEx Budget, (iii) not in excess of an aggregate amount of $24,000,000, or (iv) to the extent required for the development or improvement of “Hangar 8” or, solely to the extent the Outside Date is extended pursuant to Section 9.1(d)(iv), during such extension period, “Hangar 9” at Aeroman’s facility, in each case, in the Ordinary Course of Business; provided that each item of this definition of Capex Exception shall be deemed automatically renewed on the 12-month anniversary of the date hereof for another 12-month period.

“Capital Lease” means any lease that is required to be recognized on the balance sheet as a right-of-use asset and corresponding lease liability pursuant to IFRS.

“Cash” means, on a consolidated basis and without duplication, (w) cash, bank deposits, demand deposits, or similar accounts, and marketable securities, (x) short-term investments that are convertible into cash within thirty (30) days, (y) certificates of deposit, time deposits, eurocurrency time deposits, bankers’ acceptances and overnight bank deposits, in each case that are convertible into cash within one (1) year and (z) other cash equivalents as determined in accordance with IFRS. Cash shall be calculated: (A) net of issued but uncleared checks, wires, and drafts issued by any Group Company, provided that if such check, wire, or draft relates to an account payable, it shall be excluded only to the extent there has been a corresponding reduction of accounts payable that would have otherwise been taken into account in Net Working Capital; (B) including received and uncleared checks, wires, or drafts of any Group Company, provided that if any such check, wire, or deposit relates to an account receivable, it shall be included only to the extent there has been a reduction of accounts receivable that would have otherwise been taken into account in Net Working Capital; and (C) excluding (1) Restricted Cash and (2) cash proceeds of insurance payments received by the Group Companies, Seller, Buyer or any of their Affiliates with respect to any casualty or loss suffered by the Group Companies to the extent such property or assets has not been repaired or replaced or otherwise in respect of liabilities of the Group Companies that have not been discharged.

“Certificate of Designations” means the Certificate of Designations of Buyer establishing the designations, preferences, limitations, and relative rights of the AAR Preferred Stock in the form attached hereto as Exhibit B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Data” means all data and information (including Personal Data) Processed by or for any Group Company.

“Company Material Adverse Effect” means (a) any event, change, fact, circumstance, occurrence or effect that, individually or in the aggregate, has prevented, materially delayed or materially impeded or would reasonably be expected to prevent, materially delay, or materially impede the performance by the Company of its obligations under this Agreement or the Ancillary Agreements to which it is a party or the consummation of the Transactions; or (b) any fact, circumstance, occurrence, effect, change, or event that has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of the Group Companies (taken as a whole), other than any fact, circumstance, occurrence, change, or event resulting from, relating to, or arising out of, solely for purposes of this clause (b): (i) changes in general U.S. or global economic conditions; (ii) any change in the financial, credit, banking, currency, or capital markets in general (whether in the U.S. or otherwise) or changes in currency exchange rates or interest rates or currency fluctuations; (iii) political, legislative, or regulatory conditions in general; (iv) act of God, acts of (domestic or foreign) terrorism or sabotage, the outbreak, escalation, or worsening of hostilities, civil wars, or armed conflicts (whether or not pursuant to the declaration of a national emergency or war and whether commenced before or after the date of this Agreement and whether pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack), man-made disasters, natural disasters (including hurricanes), epidemics, pandemics, or national or international political or social conditions, or cyber-attacks; (v) changes in Law or in U.S. or other accounting requirements or principles imposed upon the Group Companies, including, in each case, the interpretations thereof; (vi) any actions taken or failures to take action, as expressly required by this Agreement or to which Buyer has expressly consented in writing; (vii) any failure by the Group Companies to achieve any earnings projection, financial projection, or other forecast, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); or (viii) the announcement or pendency of the sale of the Company contemplated by this Agreement, including by reason of the identity of Buyer or any plans or intentions of Buyer with respect to the conduct of the business of the Group Companies, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, or employees; provided, in the case of clauses (i), (ii), (iii), (iv) or (v), to the extent the impact of such event, change, occurrence or effect is disproportionately adverse to the Group Companies, taken as a whole, relative to other companies operating in the industries in which the Group Companies operate, the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Owned Intellectual Property” means all Intellectual Property owned, or purported to be owned, by the Group Companies.

“Company Software” means Software owned or purported to be owned by any of the Group Companies.

“Company Systems” means all Systems that are owned or controlled by, leased or licensed to, or otherwise used by any of the Group Companies.

“Competition Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other federal, state, local, or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines, or other Laws, each as amended from time to time, that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization, lessening of competition, or restraint on trade.

“Compliance Date” means January 1, 2024.

“Compliant” means, with respect to any applicable Required Information, that: (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading in light of the circumstances in which it was made and such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X promulgated by the SEC applicable to offerings of debt securities on a registration statement on Form S-1 that are applicable to such Required Information (other than such provisions for which compliance is not customary in a “Rule 144A for life” offering of non-convertible high yield debt securities, or that would not be applicable to financial statements prepared in accordance with IFRS), (b) with respect to any interim financial statements, such interim financial statements have been reviewed by the Group Companies’ independent auditors in accordance with ISRE 2410, (c) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficiently current under the customary practices applicable to a “Rule 144A for life” offering of non-convertible high yield debt securities are sufficient to permit the Companies’ independent accountants to issue a customary “comfort letter” to the Debt Financing Sources, including as to customary negative assurances and change period comfort in a “Rule 144A for life” issuance of non-convertible high yield debt securities, (d) the Group Companies’ independent auditors shall not have withdrawn, or advised the Group Companies that they intend to withdraw, any audit opinion with respect to any audited financial statements contained in the Required Information, in which case such financial information shall not be deemed to be Compliant pursuant to this clause (d) unless and until a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm of national standing (it being understood that an audit with “going concern” disclosure will be Compliant), (e) in connection with any Debt Financing involving the offering of debt securities, the Group Companies’ independent auditor shall have consented to the use of its audit opinions with respect to any Required Information audited by such firm to the extent such consent or other authorization is customarily provided in a “Rule 144A for life” offering of non-convertible high yield debt securities and shall have confirmed that it is prepared to issue customary comfort letters, including customary negative assurance and change period comfort, upon the “pricing” of such debt securities, subject to the completion by such auditor of customary procedures relating thereto, and (f) the Group Companies shall not have been informed by such independent auditor of the Group Companies that they are required to restate, and the Group Companies have not restated (or are not actively considering any such restatement; provided, that such Required Information shall be deemed to be Compliant pursuant to this clause (f) when the Group Companies inform Buyer in writing that they have concluded that no restatement is required in accordance with IFRS) any financial statements contained in the Required Information; provided, further, that if any such restatement occurs, the Required Information shall be deemed to be Compliant pursuant to this clause (f) if and when such restatement has been completed and the relevant financial statements have been amended and delivered to Buyer.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 30, 2026, by and between Buyer and the Company.

“Consolidated Tax Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated US federal income Tax Returns and any similar group under foreign, state or local applicable Law.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly used in the Software industry) or any other code, Software routines, or hardware components designed or intended to disrupt, disable, corrupt, damage, destroy, or otherwise impede the operation of, or permit unauthorized access to, any Systems or data.

“Contracts” means all legally binding contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures, and all other agreements, commitments, and legally binding arrangements, in each case, including any exhibits, schedules and annexes thereto.

“Contribution Agreement” means the Contribution Agreement to be entered into by and among JVCo, NewCo 1, NewCo 2, NewCo 3, Seller, the Company, and AAR SPV at the Closing in the form attached hereto as Exhibit C.

“Counterfeit Parts” means unauthorized copies, imitations, substitute or modified parts (e.g., materials, parts, components, subassemblies) which are misrepresented as a specified genuine part(s) of an original or authorized manufacturer, including the false identification of marking or labeling, grade, serial number, lot number, date code, documentation or performance characteristics (including to used parts represented as new).

“Debt Financing Sources” means each lender, arranger, agent, underwriter, initial purchaser, purchaser, syndicate member or other Person that has committed to provide, arrange, place, purchase, backstop, amend, extend, refinance or otherwise participate in the Debt Financing, including pursuant to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit or joint venture participations or other agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors and representatives and their respective successors and permitted assigns.

“Debt Financing Sources Related Party” means each Debt Financing Source, each Affiliate of any such Debt Financing Source, each such Person’s respective successors and permitted assigns, and each Representative and controlling Person of each such Persons and their respective successors and permitted assigns.

“DFS Provisions” means Section 10.2, Section 10.6, Section 10.7(b), Section 10.10, Section 10.12 and Section 10.17, together with the related definitions used in those sections and any other provisions of this Agreement to the extent an amendment, modification, or waiver thereof would serve to amend, modify, or waive such sections.

“EASA” means the European Union Aviation Safety Agency or any successor thereto.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, or other similar encumbrance, other than those created under applicable securities Laws, and any license of Intellectual Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Environmental Law” means any Law in effect as of or prior to the Closing Date and any Order from any Governmental Authority or binding agreement with any Governmental Authority in effect as of or prior to the Closing Date: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, subsurface strata and any other environmental media); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, Release or remediation of any Hazardous Materials.

“Escrowed Cash” shall mean (i) the PPA Escrow Amount plus (ii) any interest on the PPA Escrow Amount minus (iii) any amounts released or paid to Buyer or Seller pursuant to this Agreement and the Escrow Agreement.

“Estimated Cash Purchase Price” means: (i) the Purchased Percentage of $4,000,000,000 minus (ii) the AAR Share Consideration Value; plus (iii) the Purchased Percentage of the Estimated Cash; plus (iv) the Purchased Percentage of the Working Capital Overage, if any; minus (v) the Purchased Percentage of the Estimated Indebtedness; minus (vi) the Purchased Percentage of the Working Capital Underage, if any; minus (vii) the Estimated Transaction Expenses.

“Estimated Purchase Price” means the Estimated Cash Purchase Price plus the AAR Share Consideration Value.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Refunds” means any refund, credit or other offset which (A) arises from the carryback of a post-Closing Tax loss, deduction or credit, (B) which is duplicative of an amount that has been included in the determination of Net Working Capital or Indebtedness, or (C) which is required to be paid to a third party pursuant to a Contract in effect as of the Closing.

“Excluded Tax Claim” has the meaning set forth in Schedule 1.2.

“Excluded Tax Escrow Account” has the meaning set forth in Schedule 1.2.

“Excluded Tax Escrow Agent” has the meaning set forth in Schedule 1.2.

“Excluded Tax Escrow Amount” has the meaning set forth in Schedule 1.2.

“Excluded Tax Escrow Funds” has the meaning set forth in Schedule 1.2.

“Excluded Taxes” has the meaning set forth in Schedule 1.2.

“FAA” means the United States Federal Aviation Administration or any successor thereto.

“Final Resolution” means the earliest date on which the Excluded Tax Claim is (i) settled by written agreement executed by all parties thereto, (ii) dismissed with prejudice by a court of competent jurisdiction, and all applicable periods for appeal have expired without an appeal being filed, or (iii) otherwise finally adjudicated by a court of competent jurisdiction, and all rights to appeal or seek further review have been waived or have lapsed.

“Fraud” means actual and intentional common law fraud under Delaware Law with respect to the making of the representations and warranties pursuant to ARTICLE III or ARTICLE IV or in delivering the certificates pursuant to Section 7.3(a) and Section 7.2(a) (but only with respect to the fulfillment of the conditions set forth in Section 7.3(a)(i) and Section 7.2(a)(ii), respectively), upon which the complaining Party actually and justifiably relied to its detriment; provided, that for the avoidance of doubt, “Fraud” shall not include constructive fraud, equitable fraud, fraud by negligence, fraud by innocent misrepresentation, promissory fraud, recklessness or unfair dealing fraud.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Contract” means any Contract between any Group Company, on the one hand, and (i) any Governmental Authority, (ii) any Person acting in the capacity of a prime contractor or recipient to a Governmental Authority, or (iii) any subcontractor or subrecipient (or lower tier subcontractor or subrecipient), with respect to any Contract of a type described in clause (i) or (ii) immediately above, on the other hand. Unless otherwise indicated, a purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract under which it was issued.

“Governmental Authority” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of Law), or any arbitrator or arbitral body (public or private), court, or tribunal of competent jurisdiction exercising such functions for such government or political subdivision.

“Group Companies” means, collectively, the Company and each of its Subsidiaries.

“Hazardous Materials” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is defined or regulated (including as hazardous, acutely hazardous, toxic, pollutant, contaminant or words of similar import or regulatory effect) under or for which Liability or standards of conduct may be imposed pursuant to any Environmental Law; and (ii) any petroleum or petroleum-derived products or byproducts, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, and per- and poly-fluoroalkyl substances (PFAS).

“HSR Act” means the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Import/Export Control Laws” means any Laws imposed by the United States, El Salvador, Mexico, or Colombia or otherwise applicable to any Group Company relating to: (i) import controls, including the Tariff Act of 1930, including those Laws enforced by the U.S. Customs and Border Protection service, and the Mexican Foreign Trade Law (Ley de Comercio Exterior) and the Mexican Customs Law (Ley Aduanera); (ii) export controls, including the Export Administration Regulations and the International Traffic in Arms Regulations, each maintained by the Bureau of Industry and Security of the U.S. Department of Commerce and the Directorate of Defense Trade Controls of the U.S. Department of State, respectively; and (iii) the importation, exportation, transportation, sale, storage, possession or handling of firearms, ammunition, explosives or related materials, including the Mexican Federal Law on Firearms and Explosives (Ley Federal de Armas de Fuego y Explosivos).

“Income Tax” means any Tax that is, in whole or in part, imposed on or measured by reference to net income or receipts (however denominated), including gross receipts, franchise Taxes and withholding Taxes imposed in lieu of such Taxes, including in the case of Mexico the Taxes imposed under Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish).

“Income Tax Amount” means, without duplication, the sum (which shall not be less than zero in the aggregate or for any taxable period, with respect to any jurisdiction, type of Tax, or with respect to any taxpaying entity) of the aggregate amounts for unpaid Income Taxes of each Group Company attributable to any Pre-Closing Tax Period beginning after December 31, 2024 (including the portion of any Straddle Period ending on and including the Closing Date). The calculation of Income Tax Amount shall: (i) take into account, without duplication, (x) estimated (or other prepaid or overpaid) Income Tax payments paid prior to the Reference Time for any Pre-Closing Tax Period beginning after December 31, 2024 (including the portion of any Straddle Period ending on and including the Closing Date), but only to the extent they have the effect of actually reducing (but not below zero) the particular current Income Tax liability in respect of which such estimated payments, as applicable, were made and (y) any refunds, credits, or other offsets for Taxes paid prior to the Reference Time for any Pre-Closing Tax Period beginning after December 31, 2024 (including the portion of any Straddle Period ending on and including the Closing Date) obtained in cash prior to the delivery of the Proposed Closing Statement and which are not Excluded Refunds, net of any Taxes and expenses incurred in obtaining such refunds after the Reference Time; (ii) exclude any Tax consequences attributable to any action (other than any action contemplated by this Agreement) taken by any Group Company on the Closing Date after the Closing outside of the ordinary course of business or in connection with Buyer’s financing of the purchase of the Purchased Interest; (iii) take into account all Transaction Tax Deductions in the Pre-Closing Tax Period (including the portion of a Straddle Period ending on and including the Closing Date) to the extent permitted under applicable Law at a “more likely than not” or higher level of comfort and deductible by a Group Company; (iv) exclude any deferred Tax liabilities or deferred Tax assets; (v) exclude any liabilities for accruals or reserves established or required to be established under IFRS methodologies that require the accrual for contingent Taxes or with respect to uncertain Tax positions; (vi) be based on the Group Companies’ historical practices and procedures (including any elections, methods of accounting, and other filing positions) and only in jurisdictions where each Group Company has historically filed income Tax Returns or jurisdictions where a Group Company has commenced (or altered) operations since December 31, 2024; (vii) take into account any deferred Income Tax liability under Section 965 of the Code (or any analogous or similar provision of Law); (viii) take into account any income resulting from deferred revenue accrued or prepaid amounts received on or prior to the Closing and any adjustments pursuant to Section 481 of the Code as a result of a change in method of accounting occurring prior to the Closing; (ix) be determined in accordance with Section 6.5 (with respect to any Straddle Period); (x) exclude any Tax refunds, overpayments, offsets or credits except to the extent described in clause (i); (xi) be calculated by including in taxable income any inclusion under Sections 951 or 951A of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), determined as if the taxable year of any pass-through entity or foreign Person owned, directly or indirectly, by any Group Company closed on the Closing Date; and (xii) by including any Taxes payable or resulting from any non-resident withholding with respect to any Person who is not a Group Company. For the avoidance of doubt, the “Income Tax Amount” shall not include any Excluded Taxes.

“Indebtedness” means, with respect to any Person, without duplication, (A) the outstanding principal amount, accrued and unpaid interest, related expenses, prepayment premiums or penalties, guarantees, and commitment and other fees of (1) indebtedness of such Person for borrowed money, and (2) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is responsible or liable, in each case, whether due and payable or otherwise; (B) all obligations of such Person for deferred purchase price in respect of an acquisition of a Person, asset, securities, business, property (including any “earn-outs”, seller notes and purchase price adjustments) calculated, in the case of non-contingent deferred purchase price or purchase price adjustments, at the maximum amount of liability, other than any Surplus Inventory Payment and in the case of contingent deferred purchase price payments and purchase price adjustments, at the accrued value; (C) liabilities in respect of any outstanding and unpaid severance, retention, deferred compensation, bonus, commission or incentive obligations (in each case, which are earned and vested) in respect of any current or former employees, officers, directors or other individual service providers of the Group Companies (including any employer side Taxes with respect thereto, calculated as if all such amounts were paid on the Closing Date); (D) any unfunded or underfunded liabilities with respect to any defined benefit pension or post-employment welfare benefit plans, or jubilee, termination indemnity, statutory severance or similar plans or arrangements; (E) any obligations of such Person with respect to Capital Leases; (F) all net obligations due and payable under interest rate, commodity, currency or similar swaps, caps, options, forwards or other hedging or derivative arrangements (including any amounts that become due and payable as a result of or in connection with the Transactions (including in connection with any termination of such arrangement)); (G) all obligations in respect of securitization, factoring or similar arrangements; (H) all obligations under conditional sale or other title retention agreements relating to any property or assets purchased by such Person; (I) any declared but unpaid dividends, distributions or similar payments owed to any equityholder of such Person; (J) accrued but unpaid litigation expenses; (K) all obligations under letters of credit, performance bonds, surety bonds, bankers acceptances or similar facilities, in each case (x) to the extent drawn upon and (y) excluding any Cash pledged as collateral therefor, to the extent reflected in Restricted Cash; (L) all obligations of the type referred to in clauses (A) through (K) of such Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, or surety; (M) all obligations of the type referred to in clauses (A) through (L) of other Persons secured by any lien on any property or asset of such Person; (N) the Income Tax Amount; and (O) any accrued interest, prepayment premiums or penalties related to any of the items enumerated in this definition or triggered by the Transactions. Notwithstanding the foregoing, “Indebtedness” does not include: (v) any contingent or conditional Liabilities; (w) any obligations under any letters of credit, performance bonds, or similar obligations to the extent undrawn; (x) any obligations with respect to Operating Capital Leases; (y) trade payables and accrued expenses incurred in the Ordinary Course of Business, in each case, to the extent included in Net Working Capital; or (z) any liabilities or obligations to the extent included in the calculation of Net Working Capital.

“Initial Required Information” means the items set forth in clauses (a), (c), or (d) of the definition of “Required Information” and, to the extent requested by Buyer no later than thirty (30) days following the date of this Agreement, the items set forth in clauses (b), (e), (f), and (g) of the definition of “Required Information.”

“Intellectual Property” means any and all intellectual property rights of any kind or nature anywhere throughout the world, whether registered or unregistered, including: (i) patents, utility models, inventions and industrial designs; (ii) trademarks, service marks, certification marks, trade dress, trade names, brands, logos, and other indicia of source or origin, together with all goodwill associated with any of the foregoing; (iii) copyrights, works of authorship protected or protectable under copyright, and rights in Software, including all copyrightable subject matter; (iv) Trade Secrets; and (v) all registrations and applications for registration (including divisionals, continuations, continuations-in-part, provisionals, reissues, and reexaminations), substitutions, renewals, and extensions (as applicable) relating to any of the foregoing.

“Intellectual Property License Agreement” means the Intellectual Property License Agreement to be entered into by and between Buyer and JVCo at the Closing.

“Intercompany Loan Agreement” means that certain credit agreement to be entered into by and between the Company, as borrower, and AAR SPV, as lender, in the form attached hereto as Exhibit D, pursuant to which AAR SPV will make available to the Company term loans in an aggregate principal amount of $1,350,000,000 to, among other things, fund the repayment or refinancing of the Payoff Indebtedness at the Closing.

“Intercompany Services Agreement” means the Intercompany Services Agreement to be entered into by and between Buyer and JVCo at the Closing.

“Interim CapEx Budget” means that certain capital expenditure budget of the Group Companies set forth on Section 5.1(h) of the Company Disclosure Schedule; provided that, to the extent the Parties agree to a Budget and Business Plan pursuant to Section 5.19 prior to the Closing, then the capital expenditure budget reflected therein shall be the Interim CapEx Budget for all purposes herein.

“IRS” means the United States Internal Revenue Service or any successor thereto.

“ISRE 2410” means International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

“JVCo” means a Delaware limited liability company to be formed by the Seller Members following the date hereof.

“Key Executives” means the Persons set forth on Section 1.1(a) of the Company Disclosure Schedule.

“Knowledge” means: (i) with respect to the Group Companies, the actual knowledge (after reasonable inquiry) of Jon Lee, Dario Kanevsky, Carroll Lane, and Alberto Acosta Vidal; or (ii) with respect to Buyer, the actual knowledge (after reasonable inquiry) of John Holmes and Dylan Wolin, in each case of clauses (i) and (ii), as of the date of this Agreement or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate.

“Law” means any statute, law, ordinance, regulation, rule, code, Order, constitution, treaty, common law, judgment, decree, other requirement, or rule of law of any Governmental Authority.

“Liabilities” means with respect to any Person, all debts, liabilities, guarantees, assurances, commitments, and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of JVCo to be entered into by and among AAR SPV, JVCo, NewCo 1, and NewCo 2, and, solely with respect to Section 4.09 and Section 9.03 therein, Buyer at the Closing in the form attached hereto as Exhibit E.

“Losses” means any losses, damages, claims, interest, penalties, costs, Taxes and expenses (including reasonable attorneys’ fees and costs of investigation and defense), whether or not involving a third party Action; provided, that Losses shall not include any special, indirect, exemplary and punitive damages, except (i) in the case of exemplary and punitive damages to the extent actually awarded to or recovered by a third party in connection with an Action (including pursuant to any settlement or compromise thereof), and (ii) consequential damages, to the extent reasonably foreseeable (provided, that loss of goodwill, reputational or brand harm, diminution in enterprise or going-concern value (including lost profits or lost opportunities, including loss of future revenue, income or profits or loss of business reputation), and any other losses incapable of calculation with reasonable certainty shall be excluded).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (A) commencing on the later to occur of (i) the date on which Buyer shall have received all Initial Required Information which is Compliant and (ii) the date on which the conditions set forth in ARTICLE VII are satisfied (other than those conditions that by their nature can only be satisfied at the Closing), or, in the case of this clause (ii), if earlier, the date on which Buyer in its sole discretion notifies Seller that it intends to commence the Marketing Period and (B) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in ARTICLE VII to fail to be satisfied or any Initial Required Information to fail to remain Compliant; provided that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such consecutive fifteen (15) Business Day period, (A) the auditor of the applicable audited financial statements of the Group Companies shall have withdrawn, or has advised the Group Companies in writing that it intends to withdraw, its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall stop and a new period of fifteen (15) consecutive Business Days shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Group Companies for the applicable periods by such firm or another independent accounting firm of recognized national standing or (B) any Group Company shall have publicly announced any intention to restate any financial statements included in the Required Information or shall have publicly announced that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall stop and a new period of fifteen (15) consecutive Business Days shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the applicable Group Company has announced that it has concluded that no restatement shall be required in accordance with IFRS; provided, that:

(a)            if at any time Seller shall in good faith reasonably believe that it has provided the Initial Required Information, Seller may deliver to Buyer a written notice to that effect, stating when it believes it completed such delivery, in which case the requirement to deliver the Initial Required Information will be deemed to have been satisfied as of the date of delivery of such notice unless Buyer in good faith reasonably believes that Seller has not completed the delivery of the Initial Required Information and, within three (3) Business Days after receipt of such notice from Seller, delivers a written notice to Seller to that effect, identifying with reasonable specificity, including by reference to the applicable clause of the definition of “Initial Required Information” or “Compliant,” the Initial Required Information that has not been delivered or the respect in which such Initial Required Information is not Compliant; provided, further, that, following the delivery of the information or cure of the deficiency so identified, the Initial Required Information shall be deemed to have been delivered and Compliant as of the date of such delivery or cure;

(b)            the dates November 26, 2026, May 31, 2027, July 5, 2027, September 6, 2027 and November 25, 2027, shall not be included in (but shall not reset) the calculation of such fifteen (15) consecutive Business Days period and (ii) such fifteen (15) consecutive Business Days shall either end on or prior to December 20, 2026 or shall commence no earlier than January 2, 2027;

(c)            that the Marketing Period shall in any event end on any earlier date on which the Debt Financing is consummated; and

(d)            notwithstanding anything to the contrary in this definition, if the Marketing Period shall not have ended on or prior to July 7, 2027, then the Marketing Period shall be deemed not to have commenced (or, if then in progress, shall be deemed to have been suspended and shall restart from the beginning) until the date on which Buyer shall have filed with the SEC its annual report on Form 10-K for the fiscal year ending May 31, 2027, at which time the Marketing Period may commence (or recommence, as applicable) in accordance with the other provisions of this definition; provided, that (I) Buyer shall use its commercially reasonable efforts to file such annual report on Form 10-K as promptly as practicable and (II) the foregoing shall not relieve Seller or the Group Companies of any obligation to deliver or update Required Information pursuant to Section 5.17 during any such suspension period.

“MMRO” has the meaning set forth in Schedule 1.2.

“Net Working Capital” means, on a consolidated basis and without duplication, an amount (which may be positive or negative) equal to: (i) the current assets of the Group Companies; minus (ii) the current liabilities of the Group Companies, which, in each case of clauses (i) and (ii), shall be calculated in accordance with the Accounting Standards set forth on the Sample Statement. Notwithstanding anything in this Agreement to the contrary, in no event shall “Net Working Capital” include: (a) any amounts constituting and included in Cash, Indebtedness, or Transaction Expenses; (b) any Income Tax assets or Income Tax liabilities or deferred Tax assets or deferred Tax liabilities; (c) assets or contra liabilities for unamortized debt issuance costs; or (d) prepayments for fixed asset purchases.

“NewCo 1” refers to the entity to be formed by the Seller Members following the date hereof described in Schedule 5.18 as “NewCo 1”.

“NewCo 2” refers to the entity to be formed by the Seller Members following the date hereof described in Schedule 5.18 as “NewCo 2”.

“NewCo 3” refers to the entity to be formed by the Seller Members following the date hereof described in Schedule 5.18 as “NewCo 3”.

“Off-the-Shelf Contracts” means any non-exclusive license for generally commercially available Software (including Contracts for “Software as a Service” services) or Systems, which Software or Systems have not been materially modified or customized for or by, any Group Company.

“Open Source Software” means any Software that is licensed pursuant to (i) any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/; (ii) any license that is considered “open source software,” “shareware,” or “freeware” or similar by the Open Source Foundation or the Free Software Foundation, and (iii) any “copyleft,” “reciprocal,” or similar licensing or distribution model.

“Operating Capital Lease” means any lease that would have been classified as an operating lease pursuant to IAS 17, Leases, as in effect immediately prior to the effectiveness of IFRS 16, Leases, notwithstanding that such lease is required to be recognized on the balance sheet as a right-of-use asset and corresponding lease liability pursuant to IFRS 16 (or any of its successors).

“Option Adjustment Amount” means (a) the result of (i) $1,819,174,310.00; plus (ii) 65% of the Closing Cash; plus (iii) 65% of (A) Closing Working Capital minus (B) Target Net Working Capital; minus (iv) 65% of the Closing Indebtedness; minus (v) the Closing Transaction Expenses plus (b) the Initial Option Purchase Price (as defined in, and calculated pursuant to, the LLC Agreement) minus (c) the sum of (A) Estimated Cash Purchase Price and (B) the Net Adjustment Amount.

“Order” means any order, writ, injunction, decree, consent decree, judgment, ruling, award, decision, subpoena, settlement, or stipulation issued, promulgated, made, rendered, or entered into by or with any Governmental Authority.

“Option” means the option of Buyer to purchase from Seller an additional 5% of the outstanding equity interests of the Company, as set forth in Section 5.21.

“Organizational Documents” means articles or certificate of incorporation, bylaws, partnership agreement, articles or certificate of formation or organization, operating or limited liability company agreement, or other equivalent constitutional documents that establishes an entity’s legal existence or governs any entity’s internal affairs.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business which is consistent with the past customs and practices of such Person.

“Payoff Letters” means customary payoff letters, in form and substance reasonably acceptable to Buyer, with respect to the Payoff Indebtedness pursuant to which the creditors party thereto agree that upon payment of the amount of the Indebtedness described therein, all obligations with respect to such Indebtedness shall be indefeasibly paid in full and all Encumbrances and credit support related thereto shall be discharged and released.

“Permitted Encumbrance” means: (i) statutory liens for (A) current Taxes not yet due or payable, or (B) the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Financial Statements in accordance with IFRS; (ii) mechanics’, carriers’, workers’, repairers’, warehousemen’s, and other similar liens, including statutory liens, arising or incurred in the Ordinary Course of Business for amounts which are not due and payable and will be paid in due course, or pledges, deposits, or other liens securing the performance of bids, trade contracts, or statutory obligations (including workers’ compensation, unemployment insurance, or other social security legislation), in each case, which are not, individually or in the aggregate, material to, and do not adversely affect, the business of the Group Companies; (iii) zoning, entitlement, conservation restriction, and other land use and environmental regulations promulgated by Governmental Authorities, in each case, which are not, individually or in the aggregate, material to, and do not adversely affect, the business of the Group Companies and which are not violated by the current use or occupancy of such real property or the operation of the business thereon; (iv) Encumbrances created by Buyer or its Affiliates; (v) any non-monetary right, interest, lien, title, or other Encumbrance of a lessor under any lease or other similar agreement or in the property being leased by any Group Company; (vi) all non-monetary covenants, restrictions, easements, rights-of-way, and other similar encumbrances of record affecting title to any Leased Real Property that do not, individually or in the aggregate, materially interfere with the present use of the assets of the Group Companies, taken as a whole; and (vii) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business.

“Permitted Intercompany Transaction” means any of the following transaction or series of related transactions between or among Group Companies that are wholly-owned, directly or indirectly, by the Company (and no other Person), solely to the extent entered into in the Ordinary Course of Business or, solely with respect to clauses (d), (e) and (f) below, solely to the extent necessary to effect the Pre-Closing Restructuring in accordance with Section 5.18 or for purposes of facilitating any intercompany capital contributions set forth in clause (c) below:

(a)            intercompany loans, advances, and other extensions of credit;

(b)            intercompany guarantees, keepwell, or similar support arrangements;

(c)            intercompany capital contributions (whether as equity or as paid-in capital), distributions, and dividends;

(d)            the issuance, transfer, redemption, repurchase, or other disposition of equity interests of any Group Company to or by another Group Company;

(e)            recapitalizations, reorganizations, and restructurings of any Group Company; or

(f)             any amendment, restatement, or other modification of the Organizational Documents of any Group Company, and any filings, registrations, or similar corporate actions, in each case to the extent effected in connection with, and reasonably necessary to consummate, any transaction described in clauses (a) through (e) above; provided, that in no event shall any Permitted Intercompany Transaction create or grant any right to any Person other than a wholly-owned Group Company.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

“Personal Data” means any data or information that constitutes “personal information,” “personal data,” “sensitive personal information,” “personally identifiable information,” or any similar term under any applicable Privacy Obligations, including any data or information that relates to, or is capable of being associated (directly or indirectly) with, an identified or identifiable natural person or household.

“Post-Closing Tax Period” means: (i) any taxable period (or portion thereof) beginning after the Closing Date; and (ii) with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means: (i) any taxable period ending on or prior to the Closing Date; and (ii) the portion of any Straddle Period ending on and including the Closing Date.

“Purchased Percentage” means 65%; provided that if Buyer exercises the Option, the Purchased Percentage shall mean 70%.

“Privacy Laws” means all applicable Laws relating to the privacy, protection, Processing or security of Personal Data, including in connection with security breach notifications, marketing, or the initiation, transmission, monitoring, interception, recording, or receipt of communications.

“Privacy Obligations” means, collectively, all Privacy Laws and, to the extent relating to the Processing of Company Data, privacy, data protection, or security, all applicable: (i) rules, guidelines, principles, or industry standards (including, if applicable, the Payment Card Industry Data Security Standard or “PCI DSS”) to which any Group Company is required to adhere; (ii) Contracts into which any Group Company has entered or by which any Group Company is otherwise bound; or (iii) policies, statements, or notices published (whether internally or externally) by any Group Company.

“Process” means with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, use, and security measures with respect thereto.

“R&W Insurer” means Euclid Transactional, LLC.

“R&W Insurance Policy” means a representations and warranties insurance policy for the benefit of Buyer (or following the assignment contemplated by Section 5.8(c), the Designated Insured) in the form attached hereto as Exhibit F.

“Reference Time” means 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date.

“Related Party” means any officer, director, manager, direct or indirect equityholder, or Affiliate of any Group Company or of any of the foregoing, or any spouse, lineal descendant (whether natural or adopted), sibling, or parent of any such Person.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, migrating or allowing to escape or migrate into, on, under or through the environment (including ambient or indoor air, surface water, groundwater, land surface, subsurface strata or any other environmental media or within any building, structure, facility, or fixture).

“Representatives” means, with respect to any Person, the officers, directors, managers, principals, employees, agents, auditors, advisors, attorneys, bankers, and other representatives of such Person.

“Required Information” means, at any date of determination, (a) the financial statements required by the Debt Commitment Letter (or any analogous section(s) in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope and substance of the requirements set forth in the Debt Commitment Letter as in effect on the date hereof) (including all audited financial statements and all unaudited financial statements, which unaudited financial statements will have been reviewed by the Companies’ independent auditors as provided in ISRE 2410), (b) all other financial data and other information regarding the Group Companies (A) as may be reasonably requested by Buyer (or the Debt Financing Sources), and (B) as may be reasonably requested by Buyer to enable Buyer to prepare pro forma financial statements and to calculate pro forma EBITDA and related leverage ratios, (c) customary authorization letters (including customary representations with respect to accuracy of information and material non-public information) authorizing the distribution of the financial statements described in clause (a) hereof or as otherwise with respect to any bank information memoranda, offering memoranda or similar document, (d) all other operating, business and financial information of the Group Companies of the type and form that are customarily included in an offering memorandum to consummate a Rule 144A “for-life” offering of non-convertible, high yield debt securities under Rule 144A promulgated under the Securities Act, (e) customary “flash” or “recent developments” data, (f) such other pertinent and customary information regarding the Group Companies as may be reasonably requested by Buyer or any of its Subsidiaries to the extent necessary to receive from the Group Companies’ independent accountants customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” of any securities, and the closing of the offering thereof with respect to the historical financial information to be included in such offering memorandum, which drafts shall be provided prior to the start of the Marketing Period and such accountants shall have confirmed that they are prepared to deliver such comfort letters throughout the Marketing Period and (g) such other pertinent and customary information regarding the Group Companies as may be reasonably requested by Buyer or any of its Subsidiaries to the extent necessary for the delivery of customary legal opinions to the Debt Financing Sources in connection with any Debt Financing.

“Restricted Cash” means any amounts held in escrow or as a security or other deposit, held for or on behalf of a customer, or if usage of, or access to, Cash is subject to any restriction (whether by applicable Law, Contract or otherwise) on the ability to freely transfer or use such cash or cash equivalents.

“Sanctioned Country” means any country or territory subject to comprehensive, country- or territory-wide Sanctions, including as of the date hereof, Cuba, Iran, North Korea, the Crimea region of Ukraine, and the so-called People’s Republics of Donetsk and Luhansk.

“Sanctioned Person” means any Person that is: (i) included on any list of Sanctions targets maintained by a Sanctions Authority; (ii) a Governmental Authority of, or a Person resident or domiciled in, or organized under the Laws of, a Sanctioned Country, or a Governmental Authority of Venezuela; (iii) owned 50% or more or otherwise controlled by, any of the Persons identified in clauses (i) or (ii); or (iv) otherwise the target of any Sanctions.

“Sanctions” means economic, financial, or other sanctions or trade embargoes maintained or administered by any Sanctions Authority.

“Sanctions Authority” means: (i) the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Departments of Commerce and State; (ii) the European Union and its member states; (iii) the United Kingdom; (iv) the United Nations Security Council; and (v) any other applicable Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Fundamental Representations” means the representations and warranties regarding the Group Companies set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.3 (Capitalization), Section 3.4 (Purchased Interest), Section 3.5(a) (No Conflicts (Organizational Documents)), Section 3.23 (Affiliate Matters), Section 3.24 (Brokers), and Section 3.27 (Foreign Business Status).

“Seller Parent” means MROH LLC, a Delaware limited liability company.

“Seller Material Adverse Effect” means any event, change, occurrence, or effect that would prevent, materially delay, or materially impede the performance by Seller of its obligations under this Agreement or the Ancillary Agreements or the consummation of the Transactions.

“Software” means all: (i) software (including “Software as a Service”), computer programs, firmware, middleware, and software implementations of algorithms, models and methodologies (including operating systems, platforms, interfaces, applications, and tools), in each case, whether in source code, object code, or any other form; (ii) electronic databases and data compilations; and (iii) documentation associated with any of the foregoing.

“Straddle Period” means a taxable period that begins on or before and ends after the Closing Date.

“Stockholders Agreements” means the Stockholders Agreements to be entered into by and between each Seller Member, separately and individually, and Buyer at the Closing in the form attached hereto as Exhibit G.

“Subsidiary” of a Person means any legal entity of which such Person (either alone or through or together with any other Subsidiary) is the general partner or of which more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions, of such legal entity is, directly or indirectly, owned or controlled by such Person (either alone or through or together with any other Subsidiary).

“Surplus Inventory Payment” means a Surplus Inventory Payment as defined in the AMP Purchase Agreement (as defined in the Company Disclosure Schedule).

“Systems” means all computers, Software, hardware (whether general or special purpose), servers, routers, hubs, switches, workstations, data communication lines, networks, platforms, peripherals, and other information or communications technology assets, devices, equipment, and systems, in each case, whether owned, controlled, leased, licensed, or provided as a service (including hosting, cloud, co-location, and managed services).

“Target Net Working Capital” means $150,000,000.

“Taxes” means all federal, state, local, non-U.S., and other income, alternative or add-on minimum tax, gross receipts, sales, use, production, ad valorem, value added, inventory, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security (or similar), disability, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), gains, windfall profits, customs, duties, capital stock or other taxes, similar government fees, similar assessments, or charges in the nature of a tax, whether disputed or not, including any interest, additions, fees, inflationary adjustments or penalties with respect thereto and any interest in respect of such additions or penalties, and including in the case of Mexico any amounts imposed under Article 2 of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish).

“Tax Return” means any return, election, disclosure, filing, declaration, documents, report, claim for refund or information return, or statement relating to Taxes and filed or required to be filed with any Taxing authority, including any schedule or attachment thereto and any amendment thereof and any electronic filing obligation for Tax purposes.

“Tax Sharing Agreement” means any Contract binding a Group Company that provides for the allocation, apportionment, sharing, indemnification, or assignment of any Tax liability or benefit; provided that such term shall not include: (i) any Contract in which the parties to such Contract consist solely of the Company and the Group Companies; or (ii) any Contract that is a commercial agreement entered into in the Ordinary Course of Business, the principal purpose of which does not relate to Taxes.

“Third Call Right” has the meaning set forth in the LLC Agreement.

“Trade Secrets” means all information, including a formula, pattern, compilation, program, device, method, technique, or process that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trading Day” means any day on which the Trading Market is open for trading, including any day on which the Trading Market is open for trading for a period of time less than the customary time; provided that, if the AAR Common Stock is not then listed or quoted on a Trading Market, “Trading Day” means a Business Day.

“Trading Market” means the New York Stock Exchange or any successor thereto.

“Transaction Expenses” means, without duplication and to the extent not paid by Seller, the Group Companies, or otherwise prior to the Closing, (i) the fees, costs, and expenses incurred by Seller or the Group Companies on or prior to the Closing Date in connection with the Transactions, whether on its own behalf or on behalf of Seller or any of Seller’s Affiliates or direct or indirect equityholders, including in connection with (A) the authorization, planning, structuring, preparation, negotiation, execution or delivery of this Agreement and the Ancillary Agreements, (B) the consummation of the Transactions and (C) the preparation of the Company for sale and any due diligence, marketing or similar activities in connection therewith (in each case of the foregoing clauses (A) through (C) including all legal, accounting, advisory, consulting and investment banking fees and expenses), (ii) any transaction, change in control, retention or stay bonuses, severance, incentive, phantom equity or deferred compensation payments or other similar payments or obligations payable to any current or former employee, officer, director or other individual service provider of the Group Companies solely in connection with the consummation of the transactions contemplated hereby (provided, that (A) any payments pursuant to the MROH LLC 2025 Incentive Plan (the “Seller Parent Incentive Plan”) and (B) any payments pursuant to the Airline MRO Parts Liquidation Event Bonus Plans shall be “Transaction Expenses”) to the extent payable by the Group Companies shall be “Transaction Expenses”, together with any employer-side Taxes with respect thereto, calculated as if all such amounts were paid on the Closing Date, (iii) fifty percent (50%) of the Escrow Agent’s fees and expenses, (iv) the entire cost of any “tail policy” as set forth in Section 5.7(c), (v) a percentage equal to the difference between 100% and the Purchased Percentage of the cost of the R&W Insurance Policy, and (vi) any accrued and unpaid management fees, exit fees, monitoring fees or other similar fees payable by a Group Company.

“Transaction Tax Deductions” means, without duplication and regardless of when paid or if paid by Buyer on behalf of the Group Companies and economically borne by Seller pursuant to Section 2.3(b), any amounts to the extent such amounts are at least “more likely than not” deductible by a Group Company for applicable Tax purposes arising from: (i) payment of the Transaction Expenses (including any amounts paid before the Closing Date that otherwise would have been considered Transaction Expenses); (ii) the payment of Indebtedness of the Group Companies (including any unamortized financing costs of the Group Companies and premium deductions or any fees, expenses, prepayment premiums, interest, breakage fees, and the write-off of any previously deferred financing fees); (iii) any amounts included as a liability in the determination of Closing Net Working Capital; and (iv) any other payment or liability related to or arising out of the Transactions that is economically borne by Seller (and, for such purpose, Buyer and Seller agree, for U.S. federal income Tax purposes, and solely to the extent relevant, to apply the seventy percent safe-harbor election set forth in Revenue Procedure 2011-29 (or corresponding state or local election) to determine the amount of deductions attributable to the payment of any success based fees within the scope of such Revenue Procedure).

“Transactions” means the transactions contemplated by this Agreement (including the Pre-Closing Restructuring) and the Ancillary Agreements.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws.

“Willful Breach” means a Party’s knowing and intentional material breach of any of its representations or warranties set forth in this Agreement, or such Party’s knowing and intentional material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Estimated Net Working Capital exceeds the Target Net Working Capital.

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital exceeds the Estimated Net Working Capital.

Section 1.2             Table of Definitions. The following terms have the meanings set forth in the provisions of this Agreement referenced below:

Definition	Location
AAR Preferred Shares	Section 2.2(a)(ii)
AAR Share Consideration	Section 2.2(a)(ii)
Aeroman	Section 3.12(bb)
Acquisition Engagement	Section 10.15(a)
Acquisition Proposal	Section 5.10
Affiliate Transaction	Section 3.23
Agreement	Preamble
Allocation Schedule	Section 6.7(c)
Alternative Financing	Section 5.16(d)
Anti-Corruption Laws	Section 3.19(b)
Buyer	Preamble
Buyer Arrangement	Section 5.15
Buyer Balance Sheet Date	Section 4.11(b)
Buyer Disclosure Schedule	ARTICLE IV
Buyer Prepared Return	Section 6.1
Buyer Released Parties	Section 8.8(b)
Buyer Releasing Parties	Section 8.8(a)
Buyer Surviving Claims	Section 8.8(a)
Cash Purchase Price	Section 2.2(a)(i)
CBA	Section 3.13(b)
Capitalization Date	Section 4.10(a)
Chosen Courts	Section 10.9
Claimed Amount	Section 8.3(a)
Closing	Section 2.3(a)
Closing Cash	Section 2.4(b)
Closing Date	Section 2.3(a)
Closing Indebtedness	Section 2.4(b)
Closing Net Working Capital	Section 2.4(b)
Closing Transaction Expenses	Section 2.4(b)
Commitment Documents	Section 4.12(a)(ii)
Company	Preamble
Company Disclosure Schedule	ARTICLE III
Company Employee	Section 5.9(a)
Company Intellectual Property	Section 3.20(a)
Company Plan	Section 3.14(a)
Company Registered Intellectual Property	Section 3.20(a)
Consultation Period	Section 2.4(d)
Controlling Party	Section 8.4(c)
D&O Indemnified Persons	Section 5.7(a)
Data Room	Section 1.3
Debt Commitment Letter	Section 4.12(a)(i)
Debt Fee Letters	Section 4.12(a)(i)
Debt Financing	Section 4.12(a)(i)
Debt Financing Commitments	Section 4.12(a)(i)
Definitive Debt Financing Agreements	Section 5.16(a)(i)
Designated Insured	Section 5.8(c)
Dispute	Section 10.9
Dispute Resolution Period	Section 6.7(c)
Enforceability Exceptions	Section 3.2

Definition	Location
Equity Financing	Section 4.12(a)(ii)
Equity Financing Commitments	Section 4.12(a)(ii)
Equity Investors	Section 4.12(a)(ii)
Escrow Agent	Section 2.5
Escrow Agreement	Section 2.5
Estimated Cash	Section 2.4(a)
Estimated Closing Statement	Section 2.4(a)
Estimated Indebtedness	Section 2.4(a)
Estimated Net Working Capital	Section 2.4(a)
Estimated Transaction Expenses	Section 2.4(a)
Excluded Benefits	Section 5.9(a)
Excluded Tax Claim Notice	Section 8.3(a)
Excluded Tax Escrow Agreement	Section 8.5(b)(i)
Final Closing Statement	Section 2.4(e)
Financial Statements	Section 3.7(a)
Financing	Section 4.12(a)(ii)
Financing Commitments	Section 4.12(a)(ii)
Financing Indemnitees	Section 5.17(e)
Financing Sources	Section 4.12(a)(ii)
Independent Accounting Firm	Section 2.4(d)
Indemnifiable Losses	Section 8.2
Indemnified Parties	Section 8.2
Insurance Policies	Section 3.18(a)
Intended Tax Treatment	Section 6.7(a)
Interim Financial Statements	Section 3.7(a)(ii)
International Plans	Section 3.14(b)
Latest Balance Sheet Date	Section 3.7(a)(ii)
Leased Real Property	Section 3.11(d)
Leases	Section 3.11(d)
Material Contracts	Section 3.15(a)
Material Customers	Section 3.16
Material Supplier	Section 3.15(a)(i)
Minimum Cash Requirement	Section 5.1
Minimum Liquidity Requirement	Section 5.1
MRO Florida	Section 6.7(c)
Multiemployer Plan	Section 3.14(c)
Net Adjustment Amount	Section 2.4(h)(i)
New Benefit Plans	Section 5.9(b)
Non-Controlling Party	Section 8.4(c)
Notice of Disagreement	Section 2.4(c)
Old Benefit Plans	Section 5.9(b)
Outside Date	Section 9.1(d)
Parties	Preamble

Definition	Location
Pass-Through Purchase Price	Section 6.7(c)
Pass-Through Subsidiaries	Section 6.7(c)
Payoff Indebtedness	Section 2.3(b)(iii)
PPA Escrow Account	Section 2.5
PPA Escrow Amount	Section 2.5
Permits	Section 3.22(b)
Pre-Closing Restructuring	Section 5.18
Prohibited Modifications	Section 5.16(a)(i)
Proposed Closing Statement	Section 2.4(b)
Purchase Price	Section 2.2(a)
Purchased Interest	Recitals
Purchased Interest Certificate	Recitals
Recoveries	Section 8.5(b)(vi)
Regulatory Actions	Section 5.6(a)
Required Amounts	Section 4.12(e)
Restrictive Covenant Agreement	Recitals
Sample Statement	Section 2.4(a)
SEC Documents	Section 4.11(a)
Security Incident	Section 3.20(g)
Seller	Preamble
Seller Counsel	Section 10.15(a)
Seller Members	Recitals
Seller Proceed	Section 8.5(b)(i)
Seller Released Parties	Section 8.8(a)
Seller Surviving Claims	Section 8.8(b)
Seller Tax Refunds	Section 6.9(a)
Securities Purchase Agreements	Section 4.12(a)(ii)
Specified Matter Claim Notice	Section 8.4(a)
Specified Matter Third Party Claim	Section 8.4(c)
Specified Matters	Section 8.1(a)
Terminated Affiliate Transaction	Section 5.12
Third Call Right Exercise Date	Section 8.5(b)(i)
Transfer Taxes	Section 6.3
VAT Refund	Section 6.9(a)
Waived 280G Benefits	Section 5.15

Section 1.3             Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit, or Schedule, such reference shall be to a Section, Article, Exhibit, or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein,” “hereunder,” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The words “neither,” “nor,” “any,” “either,” “or,” and words of similar import when used in this Agreement are not exclusive, unless the context requires otherwise. All references to “dollars” or “$” in this Agreement or any Ancillary Agreement refer to United States dollars. References to days mean calendar days, unless otherwise specified. Any accounting term not defined in this Agreement shall have the meaning ascribed thereto under IFRS. Wherever the context requires, a singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day. Whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was delivered to Buyer or its Representatives or made available for viewing by Buyer or its Representatives in the “Project Uplift” electronic data room hosted by SS&C Intralinks, Inc. (the “Data Room”), as that site existed as of 5:00 p.m. Central Time on the day that is one (1) Business Day prior to the date of this Agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.1             Purchase and Sale of the Purchased Interest. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey, and deliver the Purchased Interest to Buyer, and Buyer shall purchase, acquire, and accept the Purchased Interest from Seller free and clear of any Encumbrance (except as arising under applicable securities Laws), for the consideration specified in this ARTICLE II.

Section 2.2             Purchase Price.

(a)            The purchase price for the Purchased Interest to be purchased pursuant to Section 2.1 (the “Purchase Price”) shall consist of the following: (i) (A) the Estimated Cash Purchase Price; plus (B) the Net Adjustment Amount (which may be a positive or negative number) as finally determined pursuant to Section 2.4; plus (C) any Option Adjustment Amount (the “Cash Purchase Price”); and (ii) an in-kind payment in the form of 5,783.894 shares of AAR Preferred Stock (the “AAR Share Consideration” and such shares, the “AAR Preferred Shares”).

(b)            Notwithstanding anything in this Agreement to the contrary, if, at any time on or after the date hereof and prior to the Closing, (i) Buyer effectuates (or any record date occurs with respect thereto) any (A) dividend or distribution on the AAR Stock in a form other than cash, (B) subdivision (by split, recapitalization, or otherwise) of the AAR Stock, (C) combination or reclassification of the AAR Stock into a different number of shares of AAR Stock, or (D) issuance of any securities by reclassification of the AAR Stock (including any reclassification in connection with a merger, consolidation, or business combination); or (ii) any merger, consolidation, combination, reorganization, or other transaction is consummated pursuant to which the AAR Stock are converted to, or otherwise entitled to receive, cash, securities, or other property or assets, then the number of shares of the AAR Preferred Shares to be issued to Seller (for further distribution to the Seller Members) as the AAR Share Consideration pursuant to this Agreement shall be proportionately adjusted solely to the extent necessary to provide the same economic benefit to Seller as contemplated by this Agreement prior to such event described in this Section 2.2(b), including, for the avoidance of doubt, in the cases of clauses (i)(A), (i)(D), and (ii) of this Section 2.2(b) to provide for the receipt by Seller, in lieu of or in addition to (as the case may be) any shares of AAR Preferred Stock, as applicable, constituting the AAR Share Consideration, the same number or amount of cash, securities, or other property or assets as would have been received if each AAR Share constituting the AAR Share Consideration had been outstanding at the time of such transaction described in clauses (i)(A), (i)(D), and (ii) of this Section 2.2(b). Any adjustment made pursuant to the foregoing sentence shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, split, combination, reorganization, reclassification, or other similar transaction.

Section 2.3             Closing.

(a)            The sale and purchase of the Purchased Interest shall take place at a closing (the “Closing”) to be held remotely by electronic exchange of documents and signatures at 10:00 a.m. Eastern Time on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in ARTICLE VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing); provided, that if the Marketing Period has not ended as of such date, Buyer shall not be required to effect the Closing until the earliest to occur of (i) a Business Day during the Marketing Period specified by Buyer on no less than three (3) Business Days’ prior written notice to Seller, (ii) the third (3rd) Business Day after the final day of the Marketing Period, and (iii) the date that is three (3) Business Days prior to the Outside Date, or at such other place or at such other time as Seller and Buyer mutually may agree in writing. The day on which the Closing takes place shall be referred to as the “Closing Date.” All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed, and delivered.

(b)            Buyer Closing Payments. At the Closing, Buyer shall make, or cause to be made, the following payments by wire transfer of immediately available funds to the account(s) set forth in the Estimated Closing Statement:

(i)            an amount equal to (A) the Estimated Cash Purchase Price minus (B) the PPA Escrow Amount;

(ii)           an amount to the Escrow Agent, for deposit in the PPA Escrow Account, equal to the PPA Escrow Amount;

(iii)          an amount equal to the Indebtedness set forth on Section 2.3(b)(iii) of the Company Disclosure Schedule (the “Payoff Indebtedness”) in order to fully discharge all such Payoff Indebtedness and terminate all applicable obligations and liabilities of the Group Companies related thereto; and

(iv)          an amount equal to the Estimated Transaction Expenses to the applicable payee(s) designated in the Estimated Closing Statement.

(c)            Buyer Closing Deliverables. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i)            the certificate required by Section 7.2(a);

(ii)           a counterpart signature page to the LLC Agreement, duly executed by AAR SPV and, solely with respect to Section 4.09 and Section 9.03 therein, Buyer;

(iii)          evidence reasonably satisfactory to Seller that the R&W Insurance Policy has been bound and is in full force and effect;

(iv)          evidence reasonably satisfactory to Seller that the Board of Directors of Buyer has adopted and approved the Certificate of Designations in accordance with the Organizational Documents of Buyer, the regulations of the Trading Market, and applicable Law;

(v)           evidence of the AAR Preferred Shares in uncertificated book-entry form for the account of the Seller Members;

(vi)          counterpart signature pages to the Stockholders Agreements, duly executed by Buyer;

(vii)         a counterpart signature page to the Escrow Agreement, duly executed by Buyer and the Escrow Agent;

(viii)        a properly completed and duly executed IRS Form W-8BEN-E from Buyer;

(ix)          a counterpart signature page to the Intercompany Loan Agreement, duly executed by AAR SPV; and

(x)           counterpart signature pages to the Contribution Agreement, duly executed by AAR SPV;

(d)            Seller Closing Deliverables. At the Closing, the Company and Seller shall deliver, or cause to be delivered, to Buyer:

(i)            the original Purchased Interest Certificate evidencing the Purchased Interest, whether a share certificate or a membership quota certificate (certificado de acciones or certificado de cuotas de participación, as applicable), together with a duly executed share transfer instrument or membership quota transfer instrument (instrumento de traspaso de acciones or instrumento de traspaso de cuotas de participación, as applicable), with Seller’s signature duly notarized;

(ii)           the share register or membership quota register (libro de registro de acciones or libro de registro de cuotas de participación, as applicable) of the Company, with the transfer of the Purchased Interest to Buyer duly recorded therein, certified by the Secretary of the Company;

(iii)          a copy of the resolutions of the shareholders’ meeting or members’ meeting (acta de asamblea de accionistas or acta de asamblea de socios, as applicable) of the Company acknowledging and approving the transfer of the Purchased Interest to Buyer and, if the Company is a sociedad de responsabilidad limitada at Closing, amending the articles of incorporation or pacto social of the Company to include the Buyer as a registered member (socio) and reflecting Buyer’s ownership of the Purchased Interest;

(iv)          the certificate required by Section 7.3(a);

(v)           counterpart signature pages to the LLC Agreement, duly executed by JVCo, NewCo 1 and NewCo 2;

(vi)          counterpart signature pages to the Stockholders Agreements, duly executed by each Seller Member;

(vii)         the Accredited Investor Questionnaires, completed and duly executed by each Seller Member;

(viii)        the fully executed Payoff Letters with respect to the Payoff Indebtedness;

(ix)          a counterpart signature page to the Escrow Agreement, duly executed by Seller;

(x)            (i) a certificate, duly executed under penalties of perjury by the manager or administrators of the Company, in accordance with Treasury Regulations Section 1.1445-11T(d)(2)(i) certifying that fifty percent (50%) or more of the value of the gross assets of the Company and its Subsidiaries does not consist of United States real property interests within the meaning of Code Sections 897 and 1445, or that ninety percent (90%) or more of the value of the gross assets of the Company and its Subsidiaries does not consist of United States real property interests within the meaning of Code Sections 1445 and 897 plus cash or cash equivalents under Treasury Regulations Section 1.1445-11T(d); and (ii) a certificate, duly executed under penalties of perjury by a manager, administrators, or other individual that has authority to sign for the Company under applicable Law, conforming to the requirements of Treasury Regulations Section 1.1446(f)-2(b)(4)(i)(B), certifying that the Company was not engaged in a trade or business within the United States at any time during its taxable period through the Closing Date;

(xi)          a properly completed and duly executed IRS Form W-9 from Seller Parent;

(xii)         counterpart signature pages to the Intercompany Loan Agreement and each other document required by Section 4.01 thereof, duly executed by each Group Company party thereto;

(xiii)        counterpart signature pages to the Contribution Agreement, duly executed by JVCo, NewCo 1, NewCo 2, NewCo 3, Seller, and the Company;

(xiv)        each IRS Form 8832 for each Group Company, as described on Schedule 5.18, in a form reasonably acceptable to the Buyer, duly executed by all relevant Persons (such that such election is retroactive to the effective date reflected thereon); and

(xv)         a copy of the duly executed IRS Form 8832 for the Company, as described on Schedule 5.18, in a form reasonably acceptable to the Buyer, and evidence that it has been timely filed prior to Closing.

Section 2.4             Adjustments to Purchase Price.

(a)            Estimated Purchase Price. At least five (5) Business Days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good-faith estimate of the Group Companies’: (i) Net Working Capital (the “Estimated Net Working Capital”); (ii) Indebtedness (the “Estimated Indebtedness”); (iii) Cash (the “Estimated Cash”); (iv) Transaction Expenses (the “Estimated Transaction Expenses”); and (v) the Estimated Purchase Price, in each case, determined as of the Reference Time (and, except for Estimated Transaction Expenses, without giving effect to the Transactions), based on the Company’s books and records and other information available at the Closing, calculated in accordance with the Accounting Standards and, in each case, a schedule setting forth the components thereof and reasonable supporting detail. Seller shall, and shall cause the Company to afford Buyer and its Representatives reasonable access, during normal business hours, upon reasonable prior notice and without disruption to the Group Companies’ business, to the personnel who are knowledgeable about the information contained in, and the preparation of, the Estimated Closing Statement, properties, and books and records of the Group Companies and to any other information reasonably requested, in each case solely for purposes of preparing and reviewing the calculations contemplated by this Section 2.4. Buyer may provide Seller with reasonable comments to the Estimated Closing Statement at least two (2) Business Days prior to the Closing Date and Seller shall consider such comments in good faith; provided, that (i) if there is a disagreement over the Estimated Closing Statement, the Estimated Closing Statement delivered by Seller shall be the “Estimated Closing Statement” for all purposes under this Agreement, (ii) the obligation of Seller to consider such reasonable comments of Buyer regarding the Estimated Closing Statement shall in no event require that Seller revise its calculation of the Estimated Purchase Price if Seller does not agree with such comments and (iii) the foregoing shall in no event delay or postpone or otherwise impact the occurrence of the Closing in accordance with Section 2.3. Buyer’s failure to identify any questions or changes to the Estimated Closing Statement shall not indicate any acceptance or waiver, or otherwise impact Buyer’s right to prepare the Proposed Closing Statement in accordance with Schedule 2.4(a). Attached hereto as Schedule 2.4(a) sets forth an illustrative calculation of Net Working Capital as of December 31, 2025 (the “Sample Statement”).

(b)            Adjustments to Purchase Price Post-Closing. Within ninety (90) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a written statement (the “Proposed Closing Statement”) that shall include and set forth a calculation in reasonable detail of the actual: (i) Net Working Capital (“Closing Net Working Capital”); (ii) Indebtedness (“Closing Indebtedness”); (iii) Cash (“Closing Cash”); (iv) Transaction Expenses (“Closing Transaction Expenses”); and (v) Buyer’s calculation of the Purchase Price, in each case, determined as of the Reference Time (and, except for Closing Transaction Expenses, without giving effect to the Transactions). The Proposed Closing Statement shall: (x) be prepared from the books and records of the Company in accordance with the Accounting Standards and in the same format as the Sample Statement; (y) set forth a reconciliation between the estimated calculations set forth on the Estimated Closing Statement and the calculations of Closing Net Working Capital, Closing Indebtedness, Closing Cash, and Closing Transaction Expenses by Buyer within the Proposed Closing Statement, including an explanation for all such changes and all relevant supporting documentation, including schedules and underlying spreadsheets, for each component of such calculations; and (z) be based exclusively on the facts and circumstances as they exist prior to the Closing and shall exclude the effects of any event, act, information, decision, change in circumstances, or similar development (including, without limitation, the filing of a Tax Return by a Group Company following the Closing that is inconsistent with the Accounting Standards or the definition of “Income Tax Amount”) arising or occurring on (except with respect to Transaction Expenses) or after the Closing Date. The Parties agree that the purpose of preparing the Proposed Closing Statement and resulting Purchase Price in accordance with this Section 2.4 is solely to accurately measure differences (if any) in Cash, Net Working Capital, Indebtedness, and Transaction Expenses, in each case, from the estimated amounts to the final amounts on the same accounting basis consistently applied to reflect the transactions or events up to and conditions existing as of their date of determination in order to determine the payments to be made pursuant to Section 2.4(h), and not to permit the introduction of accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques, or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves, or level of accruals) different from the Accounting Standards. If Buyer does not deliver the Proposed Closing Statement within such additional period, then the Estimated Closing Statement shall be the Final Closing Statement, and the calculations therein shall be final, binding, and conclusive against the Parties for all purposes hereunder.

(c)            The Proposed Closing Statement shall be deemed the Final Closing Statement on the forty-fifth (45th) day following delivery to Seller thereof, unless prior to the end of such period, Seller delivers to Buyer a written notice of disagreement (a “Notice of Disagreement”) specifying the nature and amount (or a reasonable estimate thereof to the extent then known) of any dispute as to the Closing Net Working Capital, Closing Indebtedness, Closing Cash, or Closing Transaction Expenses, in each case, as set forth in the Proposed Closing Statement; provided that it is acknowledged and agreed that any items in dispute set forth in such Notice of Disagreement must be calculated in accordance with the Accounting Standards and in the same format as the Sample Statement. The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved, and Seller’s resulting determination of the Purchase Price; provided that prior to the termination of the Consultation Period (as defined below), Seller shall be permitted to amend or modify any such Notice of Disagreement setting forth its disagreement with any items and amounts of such Closing Net Working Capital, Closing Indebtedness, Closing Cash, or Closing Transaction Expenses to the extent additional information or materials become known following the delivery of the initial Notice of Disagreement. Seller shall be deemed to have agreed with all other items and amounts contained in the Proposed Closing Statement that are not specifically identified in the Notice of Disagreement.

(d)            During the thirty (30)-day period following delivery of a Notice of Disagreement by Seller to Buyer, or such longer period as mutually agreed in writing by the Parties (the “Consultation Period”), Seller and Buyer shall seek to resolve in writing any differences that they may have with respect to the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, or Closing Transaction Expenses as specified therein, and all discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the Closing Date) and any applicable similar state or foreign rule, unless otherwise agreed to in writing by Seller and Buyer. Any differences resolved in writing between Buyer and Seller within the Consultation Period shall be final and binding with respect to such differences, and if Seller and Buyer agree in writing on the resolution of each such disputed item specified by Seller in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, and Closing Transaction Expenses, the amounts so determined shall be final and binding on the Parties for all purposes hereunder. If Buyer and Seller are able to resolve their differences, then the Proposed Closing Statement, as modified by the written agreement of Buyer and Seller, shall be deemed the Final Closing Statement. If, at the end of the Consultation Period, Buyer and Seller have not been able to resolve such differences, Buyer and Seller shall have the right to submit, in writing, to an independent public accounting firm of international standing mutually selected by Buyer and Seller (the “Independent Accounting Firm”), their briefs (along with a copy of the Proposed Closing Statement marked to indicate those line items that are not in dispute) detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, and Closing Transaction Expenses, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, and Closing Transaction Expenses. Buyer and Seller shall execute a customary engagement letter, cooperate with the Independent Accounting Firm during the term of its engagement, and use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision within thirty (30) days following the engagement thereof (or such longer period of time as the Independent Accounting Firm may reasonably require), of the proper amount and the reasonable basis (determined in accordance with the terms of this Agreement) of each of the line items in the Proposed Closing Statement as to which Buyer and Seller set out in the Notice of Disagreement. The Independent Accounting Firm shall consider only those items and amounts in Buyer’s and Seller’s respective calculations of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, or Closing Transaction Expenses that are identified as being items and amounts to which Buyer and Seller have been unable to agree. In making its determination pursuant to this Section 2.4, the Independent Accounting Firm shall act as an expert and not an arbitrator and limit its scope of determination to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Accounting Standards and this Section 2.4, and in the same format as the Sample Statement (including whether any event or amount is properly the subject matter of any applicable definition or term giving rise to an adjustment under this Agreement) including, as may be necessary in connection therewith, the interpretation of the Accounting Standards and the definitions of “Cash,” “Indebtedness,” “Net Working Capital” and “Transaction Expenses,” and the Independent Accounting Firm is not to make any other determination. Such determination shall be final and binding on, and non-appealable by, the Parties absent fraud or manifest error. In resolving any disputed item, the Independent Accounting Firm shall be bound by the provisions of this Section 2.4 and may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Independent Accounting Firm’s determination of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, or Closing Transaction Expenses shall be based solely on written materials submitted by Buyer and Seller (i.e., not on independent review) and shall be based upon the terms and definitions set forth in this Agreement. Neither Buyer nor Seller, including their respective Affiliates and Representatives, shall hold any ex parte communications with the Independent Accounting Firm in connection with any matter described herein. Judgment may be entered upon the written determination of the Independent Accounting Firm. The Parties agree that the failure of the Independent Accounting Firm to strictly conform to any time period or deadline contained herein shall not render the foregoing determination of the Independent Accounting Firm invalid and shall not form a basis for seeking to overturn or appeal any such determination rendered by the Independent Accounting Firm.

(e)            The statement setting forth the calculation of the resulting Purchase Price that shall be final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.4(c) or through the action of the Independent Accounting Firm pursuant to Section 2.4(d), is referred to as the “Final Closing Statement”.

(f)            The costs of any dispute resolution pursuant to this Section 2.4, including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by Seller and Buyer in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time that its determination is rendered on the merits of the matters submitted. For example, if Buyer claims that the appropriate adjustments are $1,000 greater than the amount determined by Seller, and if the Independent Accounting Firm ultimately resolves the dispute by awarding to Buyer $300 of the $1,000 contested, then the fees, costs, and expenses of the Independent Accounting Firm shall be allocated 30% (i.e., 300 divided by 1,000) to Seller and 70% (i.e., 700 divided by 1,000) to Buyer. The fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Proposed Closing Statement, any Notice of Disagreement, or the Final Closing Statement, as applicable, shall be solely borne by such Party.

(g)            Buyer shall, and shall cause the Company to afford Seller and its Representatives reasonable access, during normal business hours, upon reasonable prior notice and without disruption to the Group Companies’ business, to the personnel who are knowledgeable about the information contained in, and the preparation of, the Proposed Closing Statement, properties, and books and records of the Group Companies and to any other information reasonably requested, in each case solely for purposes of preparing and reviewing the calculations contemplated by this Section 2.4. Each Party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified in this Section 2.4; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client Party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(h)            The Purchase Price shall be adjusted, upwards or downwards, as follows:

(i)           For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to: (A) the Purchased Percentage of the Closing Net Working Capital as finally determined pursuant to this Section 2.4, minus the Purchased Percentage of the Estimated Net Working Capital; minus (B) the Purchased Percentage of the Closing Indebtedness as finally determined pursuant to this Section 2.4, minus the Purchased Percentage of the Estimated Indebtedness; plus (C) the Purchased Percentage of the Closing Cash as finally determined pursuant to this Section 2.4, minus the Purchased Percentage of the Estimated Cash; minus (D) the Closing Transaction Expenses as finally determined pursuant to this Section 2.4, minus the Estimated Transaction Expenses;

(ii)           If the Net Adjustment Amount is positive, the Purchase Price shall be adjusted upwards by the Net Adjustment Amount, and (A) Buyer shall pay by wire transfer of immediately available funds such amount to Seller within five (5) Business Days after the final determination of the Net Adjustment Amount, provided, that in no event shall the Net Adjustment Amount exceed an amount equal to the value of the PPA Escrow Amount and (B) Seller and Buyer shall promptly (but in any event within five (5) Business Days after the final determination of the Net Adjustment Amount) deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay by wire transfer of immediately available funds to Seller the PPA Escrow Amount and any balance in the PPA Escrow Account. Buyer shall not have any liability for any amounts due pursuant to this Section 2.4(h) or otherwise with respect of any Net Adjustment Amount in excess of an amount equal to the PPA Escrow Amount.

(iii)          If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Purchase Price shall be adjusted downwards by the Net Adjustment Amount (such amount, the “Shortfall Amount”). Buyer and Seller shall instruct the Escrow Agent to distribute by wire transfer of immediately available funds to (i) Buyer, solely out of the balance of the PPA Escrow Account, an amount equal to the lesser of (A) the Shortfall Amount and (B) the balance of the PPA Escrow Account (it being understood that if the amounts in the foregoing subclauses (A) and (B) are the same, the release and distribution to Buyer described in this clause (i) shall be equal to such amount) and (ii) to Seller in the event there are funds remaining in the PPA Escrow Account after the release described in the foregoing clause (i), such remaining funds. Seller shall not have any Liability for any amounts due pursuant to this Section 2.4(h) or otherwise with respect of any Shortfall Amount in excess of the funds available in the PPA Escrow Account.

(iv)          If the Net Adjustment Amount is zero, then (A) no adjustment shall be made to the Purchase Price pursuant to this Section 2.4, and (B) within five (5) Business Days, Buyer and Seller shall instruct the Escrow Agent to distribute by wire transfer of immediately available funds the entirety of the PPA Escrow Amount and the balance in the PPA Escrow Account to Seller by delivering joint written instructions to the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement, and no further payments will be due from Buyer to Seller or its Affiliates, or from Seller to Buyer or its Affiliates, under this Section 2.4.

(i)             The Parties acknowledge and agree that the Purchase Price adjustment provisions set forth in this Section 2.4 shall be the sole and exclusive remedy of Buyer and Seller with respect to: (i) determining whether any adjustment shall be made to the Purchase Price pursuant to this Agreement; (ii) determining the amount of any such adjustment; or (iii) any other claim relating to any of the components of the Purchase Price.

Section 2.5             Escrow. Prior to the Closing, Seller and Buyer shall enter into an escrow agreement with a bank or trust company selected by Buyer and reasonably acceptable to Seller (the “Escrow Agent”) in a form reasonably acceptable to Buyer and Seller (the “Escrow Agreement”). At the Closing, Buyer shall deposit an amount in cash equal to $22,500,000 (the “PPA Escrow Amount”) with the Escrow Agent in accordance with Section 2.3(b)(ii) to be held in an escrow account by the Escrow Agent for the purpose of securing the payment obligations of Buyer and Seller (if any) pursuant to Section 2.4 (the “PPA Escrow Account”). The Escrowed Cash shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement.

Section 2.6             Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold all required Taxes from any amounts otherwise payable under this Agreement to the extent required by applicable Law. To the extent that amounts are deducted or withheld in accordance with this Section 2.6 and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event Buyer determines that it must deduct or withhold any amount from any payment required to be made by it or on its behalf hereunder (other than any compensatory withholding or withholding that results from the Seller’s failure to comply with Section 2.3(d)(xii)), Buyer shall use commercially reasonable efforts to provide at least five (5) Business Days’ prior written notice thereof to Seller which notice shall indicate the amount to be deducted or withheld with respect to each Person from which any amount is to be deducted or withheld and the relevant provisions of the Code (or other applicable Tax Law) requiring such deduction or withholding; and Buyer shall reasonably cooperate with Seller to seek to reduce or eliminate any such deduction or withholding in compliance with applicable Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

Except as set forth in the corresponding section of the disclosure schedule delivered by Seller concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), Seller hereby represents and warrants to Buyer, as of the date of this Agreement, as follows:

Section 3.1             Organization and Qualification.

(a)            Each Group Company is duly organized, validly existing, and in good standing under the Laws of such Group Company’s jurisdiction of formation or organization (as applicable). Each Group Company has all requisite power and authority and has obtained and currently maintains all qualifications to do business as it is now being conducted and as it is proposed to be conducted immediately following the Closing in all jurisdictions in which the character of such Group Company’s properties or the nature of such Group Company’s activities require it to be so qualified, other than in jurisdictions where the failure to be so qualified would not be reasonably expected to have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to transact business and is in good standing (if applicable) in each jurisdiction in which the property and assets owned, leased, or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, other than in jurisdictions where the failure to be so qualified would not be reasonably expected to have a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Buyer true and correct copies of the Organizational Documents of each of the Company and its Subsidiaries as of the date hereof. All Organizational Documents for each of the Company and its Subsidiaries are in full force and effect, and neither the Company nor any of its Subsidiaries is in default (with or without notice or the lapse of time, or both) under, or in breach or violation of, any provision of such Organizational Documents. Section 3.1(a) of the Company Disclosure Schedule sets forth, as of the date hereof, the name of each Group Company, its jurisdiction of organization or formation and the ownership percentage owned by Seller or a Group Company, as applicable.

(b)            Seller is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Seller has all requisite limited liability company power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted and as it is proposed to be conducted immediately following the Closing. Seller is duly qualified to do business and in good standing in each jurisdiction where the ownership, leasing, or operation of its properties or assets or the conduct of its business requires such qualification, or the failure to so qualify would reasonably be expected to have a Seller Material Adverse Effect.

Section 3.2             Authority. Each Group Company and Seller has full entity authority and power to execute, deliver, and perform their obligations under this Agreement and the Ancillary Agreements to which such Group Company or Seller, as applicable, is a party, the performance of such obligations thereunder and to consummate the Transactions. The execution of this Agreement and the Ancillary Agreements to which a Group Company or Seller is a party and the consummation of the Transactions have been duly and validly authorized by all necessary organizational actions. Each Ancillary Agreement to which a Group Company or Seller is a party has been duly executed and delivered by such Group Company or Seller, as applicable, and no other requisite action on the part of the Group Companies or Seller or requisite proceedings on the part of the Group Companies or Seller are necessary to authorize this Agreement, the Ancillary Agreements, and the consummation of the Transactions. This Agreement has been duly executed and delivered by the Company and Seller and, assuming that this Agreement constitutes the legal, valid, and binding obligation of Buyer, constitutes the legal, valid, and binding obligation of the Company and Seller, enforceable against the Company and Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (clauses (a) and (b), collectively, the “Enforceability Exceptions”).

Section 3.3            Capitalization.

(a)           Section 3.3(a) of the Company Disclosure Schedule sets forth the authorized capitalization of each of the Group Companies, the number of shares of each class of capital stock or other equity interests in each such Group Company, and the record and beneficial owner of each share of capital stock or other equity interests in each such Group Company, in each case, as of the date hereof, which are validly issued and outstanding and, except to the extent such concepts are not applicable under the applicable Law of such Group Company’s jurisdiction of formation or other applicable Law, fully paid, and non-assessable. Except as set forth on Section 3.3(a) of the Company Disclosure Schedule, no Group Company directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any Person. Section 3.3(a) of the Company Disclosure Schedule sets forth the name, owner, jurisdiction of formation or organization (as applicable), and percentages of outstanding equity securities owned, directly or indirectly, by each Group Company, with respect to each Person of which such Group Company owns, directly or indirectly, any equity or equity-related securities.

(b)           All outstanding equity securities of each Group Company (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law) have been duly authorized and validly issued, are free and clear of any preemptive rights (including any preemptive rights set forth in the certificate of incorporation, bylaws or other Organizational Documents of the applicable Group Company), right of first refusal or offer, restrictions on transfer (other than restrictions under applicable securities Laws), or, except as set forth on Section 3.3(b) of the Company Disclosure Schedule, Encumbrances (other than Permitted Encumbrances or restrictions on transfer arising under applicable securities Laws) and are owned, beneficially and of record, by Seller (in the case of the Company), the Company, or any Subsidiary of the Company (in the case of the Group Companies other than the Company). Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, there are no outstanding securities or obligations of any Group Company convertible into or exchangeable into, or the value of which is measured by reference to, at any time, equity securities of any Group Company, including options or other rights to acquire equity securities of any Group Company. Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, no Group Company is party to any outstanding option, warrant, call, subscription, conversion, exchange, call, put, right of first refusal, right of first offer, anti-dilution protection, obligation or other right (including any preemptive right), agreement or commitment which obligates it to issue, sell, transfer, repurchase, redeem or otherwise acquire (including by conversion), any equity interests in any Group Company. There are no equity or equity-based awards of the Group Companies held by current or former employees, officers, directors and individual service providers of the Group Companies (other than profits interests granted to such individuals under the Seller Parent Incentive Plan).

(c)           No Group Company has any obligations to acquire any securities of or make any contribution to, or debt or equity investment in, any Person. No Group Company has granted any right to any profit participation interest, carried interest, preferred return or similar right with respect to any Group Company. Other than as set forth in the Organizational Documents of Seller (which provisions in such Organizational Documents will not be effective with respect to the Group Companies following the Closing, except as set forth in the LLC Agreement), none of the Company, Seller or any Group Company is a party to any voting trust, proxy or other Contract with respect to the voting of the securities owned, controlled or held by it, in each case, directly or indirectly.

Section 3.4            Purchased Interest. The Purchased Interest: (a) represents fully paid capital contributions (and, to the extent such concept is applicable to the Company’s organizational form at the relevant time, is non-assessable); (b) has been authorized by all requisite actions of the Company; and (c) has been validly issued or created in accordance with applicable Law. At the Closing, the Purchased Interest will be held of record and owned beneficially by Buyer free and clear of any restrictions on transfer (except arising under applicable securities Laws), Taxes, and Encumbrances (other than Encumbrances created by Buyer). Except as set forth on Section 3.4 of the Company Disclosure Schedule, at the Closing, (i) there are no authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, call rights, put rights, right of first refusal, right of first offer, or other Contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any equity interests of the Company; and (ii) there are no outstanding or authorized unit appreciation, phantom units, profit participation, or similar rights with respect to any of the Purchased Interest. At the Closing, except for the Purchased Interest, there are no equity interests of the Company issued, reserved for issuance, or outstanding.

Section 3.5            No Conflicts. Except as set forth on Section 3.5 of the Company Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements to which the Group Companies or Seller are a party, the consummation of the Closing by the Group Companies and Seller, and the performance by the Group Companies and Seller of each of their respective obligations hereunder and thereunder will not, with or without the giving of notice or the passage of time, or both, (a) conflict with or result in any violation of, result in any breach of, constitute a default under, result in termination or acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under the Organizational Documents of Seller or the Group Companies; (b) with or without due notice or lapse of time or both, conflict with or result in any violation of, result in any breach of, constitute a default under, result in termination, modification, amendment, suspension, cancellation or acceleration of, create in any party the right to accelerate, terminate, modify, amend, suspend or cancel or require any notice under, result in the payment of any material additional fee or material penalty under, require any consent of or notice to any Person pursuant to, or result in a Encumbrance (other than a Permitted Encumbrance) on any property pursuant to, any Material Contract; (c) violate any provision of Law or Permit to which a Group Company or Seller is subject; or (d) violate any Order or Action applicable to a Group Company or Seller; in each case of subclauses (b)-(d), except as would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.6            Governmental Authorization. Except as set forth on Section 3.6 of the Company Disclosure Schedule, no authorization or approval or other action by, and no filing with, any Governmental Authority will be required to be obtained or made by a Group Company or Seller in connection with the due execution, delivery, and performance by the Group Companies or Seller of this Agreement, the Ancillary Agreements to which either is a party, and the consummation by the Group Companies and Seller of the Transactions, except where the failure to obtain or make such approvals, authorizations, notices, or filings would not individually or in the aggregate, be material to the Group Companies, taken as a whole, or materially and adversely affect the ability of Seller or the Group Companies to consummate the transactions contemplated hereby.

Section 3.7            Financial Statements; No Undisclosed Liabilities.

(a)           Seller has made available to Buyer true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i)            audited consolidated balance sheet and related unaudited consolidated statements of profit or loss and other comprehensive income, changes in unitholders’ equity and cash flows of the Group Companies as of and for the fiscal year ended December 31, 2023, December 31, 2024 and December 31, 2025; and

(ii)           unaudited consolidated financial statements of the Group Companies as of June 30, 2026 (the “Latest Balance Sheet Date”), including balance sheets and the related unaudited statements of income of the Group Companies for the periods then ended (the “Interim Financial Statements”).

(b)           Except as set forth on Section 3.7(b) of the Company Disclosure Schedule, the Financial Statements: (i) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby (subject, in the case of the Interim Financial Statements, to the absence of notes); (ii) have been prepared by management from, and are in accordance with and accurately reflect in all material respects, in accordance with the books and records of the Group Companies; and (iii) fairly present, in all material respects, the financial position of the Group Companies and their results of operations and cash flows, in each case of clauses (i) through (iii), as of the dates and for the periods then ended (subject, in the case of the Interim Financial Statements, to the absence of footnotes).

(c)           No Group Company has any Liabilities, other than: (i) Liabilities specifically accrued and adequately reserved for in the Financial Statements; (ii) Liabilities incurred in the Ordinary Course of Business since the Latest Balance Sheet Date (none of which arise in connection with breach of contract, tort, violation of Law, or infringement or misappropriation); (iii) contingent Liabilities that are not required by IFRS to be reflected on the face of a balance sheet of the Group Companies; (iv) Liabilities set forth on Section 3.7(c)(iv) of the Company Disclosure Schedule or (v) Liabilities that, together with all other Liabilities not covered by clauses (i) through (iv) above, are not material to the Group Companies, taken as a whole.

(d)           The Group Companies have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) their business is operated in accordance with management’s general or specific authorization in all material respects; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Group Companies in conformity with IFRS and to maintain accountability therein in all material respects; (iii) records are maintained in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Group Companies in all material respects; and (iv) unauthorized acquisition, use or disposition of material assets of the Group Companies are prevented and timely detected. None of the Group Companies nor, to the Knowledge of the Company, their respective accountants or representatives have received any unresolved material written complaint, allegation or assertion of a problem or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Group Companies or the Group Companies’ respective accounting controls. There are no material weaknesses or significant deficiencies in the design or operations of the internal financial controls utilized by the Group Companies. Since December 31, 2025, no Group Company has identified and no Group Company has been advised by its respective auditors of any fraud or allegation of fraud, whether or not material, that involves management or any other employees of a Group Company who have a role in any Group Company’s internal controls over financial reporting.

(e)           All accounts receivable of the Group Companies shown on the Interim Financial Statements (i) arose from (A) sales actually made or services actually performed in the Ordinary Course of Business, or (B) Contracts with customers entered into in the Ordinary Course of Business, (ii) are valid receivables net of reserves shown thereon, (iii) are not subject to any valid setoffs or counterclaims or other defenses, other than credits granted in the Ordinary Course of Business for bona fide errors in invoicing or pricing or as reflected in the Financial Statements and (iv) except as set forth in Section 3.7(e)(iv) of the Company Disclosure Schedule, are current and collectible at the recorded amounts shown thereon, except (x) to the extent reserved for in the Financial Statements or (y) as would not reasonably be expected to be material to the Group Companies, taken as a whole. There are no (and have not been since the Compliance Date) material pending or, to the Knowledge of the Company, material threatened claims with any customers of the Group Companies regarding any accounts receivable. There are no material Encumbrances (other than Permitted Encumbrances) on such receivables or any part thereof and no material agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made outside of the Ordinary Course of Business with respect to any such receivables by the Group Companies that would reasonably be expected to be material to the Group Companies, taken as a whole.

(f)           All accounts payable and notes payable of the Group Companies, whether shown on the Interim Financial Statements or accrued thereafter, are the result of bona fide transactions in the Ordinary Course of Business, except as would not reasonably be expected to be material to the Group Companies, taken as a whole. The Group Companies do not have any accounts payable that are more than ninety (90) days past due, except in the Ordinary Course of Business and as would not reasonably be expected to have a Company Material Adverse Effect.

(g)           All material business combinations, acquisitions and dispositions consummated by any Group Company since the Compliance Date have been accounted for in the Financial Statements in accordance with IFRS in all material respects, and except as disclosed or on Section 3.7(g), Section 3.9 or Section 3.15 of the Company Disclosure Schedule, no Group Company has any material deferred purchase price, earn-out, holdback, indemnity, purchase price adjustment or similar obligation in respect of any transaction that is not disclosed, reflected or reserved against in the Financial Statements.

(h)           The Group Companies have performed impairment testing of goodwill and intangible assets in accordance with IFRS in all material respects and, to the Knowledge of the Company, there are no facts or circumstances that would require a material impairment charge with respect to goodwill or intangible assets that is not reflected in the financial statements.

(i)            No Group Company is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC if the Company were subject to those provisions, except as would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.8            Absence of Changes. Since the Latest Balance Sheet Date, except as set forth on Section 3.8 of the Company Disclosure Schedule, (a) there has been no change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect; (b) each Group Company has conducted its business in the Ordinary Course of Business, in all material respects; (c) no Group Company has suffered any incident of damage, destruction or loss of any tangible assets owned by any Group Company or used in the operation of the business of the Group Companies, whether or not covered by insurance, having, individually or in the aggregate, a replacement cost or fair market value in excess of $250,000; (d) no Group Company has taken any action that, if taken after the date hereof, would have been prohibited by Section 5.1; and (e) no Group Company has entered into any legally binding agreement to do any of the foregoing or take any action or made any omission that would result in any of the foregoing.

Section 3.9            Indebtedness.

(a)            As of the date hereof, the Group Companies have no material Indebtedness outstanding, except: (i) Indebtedness reflected in, reserved against, or disclosed in the Financial Statements; (ii) Indebtedness which has arisen after the date of the Interim Financial Statements in the Ordinary Course of Business in an aggregate amount of less than $1,000,000; and (iii) as set forth on Section 3.9(a) of the Company Disclosure Schedule.

(b)            Except as set forth on Section 3.9(b) of the Company Disclosure Schedule, as of the date hereof, no Group Company is in material default under, or in material breach of, any note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract governing the Indebtedness of the Group Companies, and, to the Knowledge of the Company, no event has occurred and is continuing that, with notice or lapse of time or both, would constitute such a material default or breach.

Section 3.10          Litigation. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, as of the date hereof: (i) there are, and since the Compliance Date, there have been no Actions pending, or to the Knowledge of the Company, threatened against the Group Companies or Seller in which the amount in controversy for any one Action exceeds $300,000 or which challenge or seek to prevent, enjoin or otherwise materially delay the Transactions; and (ii) neither the Group Companies nor Seller are subject to or bound by any outstanding Orders. There are no material unsatisfied judgments of any kind against any Group Company. Section 3.10 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (x) all Actions pending or, to the Knowledge of the Company, threatened against the Group Companies or Seller in which the amount in controversy for any one Action exceeds $300,000 or which challenges or seeks to prevent, enjoin or otherwise materially delay the Transactions, and (y) all outstanding Orders to which the Group Companies or Seller is bound.

Section 3.11          Title to Assets; Real Estate. Except as set forth on Section 3.11 of the Company Disclosure Schedule:

(a)            Each Group Company owns good and marketable title to, or has a valid leasehold interest in, all of the material assets used in the ownership or operation of its business, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)           The material equipment and other tangible material assets owned or leased by each Group Company are, except for ordinary wear and tear, in good operating condition in all material respects.

(c)            No Group Company owns any real property in fee simple. No Group Company is party to any written commitment, Contract, or option to purchase any other real property or interest therein.

(d)            Section 3.11(d) of the Company Disclosure Schedule lists as of the date hereof, by street address, all real property leased, subleased, licensed to, or otherwise used or occupied by each Group Company (the “Leased Real Property”) and sets forth a true and complete list as of the date hereof of all leases, subleases, or licenses for each such Leased Real Property (including all amendments thereto and guaranties thereof) (collectively, the “Leases”). The Group Companies hold valid leasehold, subleasehold, or license, as applicable, interests in the Leased Real Property, free and clear of any Encumbrances (other than Permitted Encumbrances). With respect to each Lease, except as set forth on Section 3.11(d) of the Company Disclosure Schedule: (i) the other party to such Lease is not a Related Party of any Group Company; (ii) the applicable Group Company has not subleased, licensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (iii) the applicable Group Company has not exercised or given any written notice of exercise by such party of, nor has any lessor or landlord exercised or given any written notice of exercise by such party of, any option, right of first offer, or right of first refusal contained in any such Lease; (iv) neither the applicable Group Company nor, to the Knowledge of the Company, any other party is in material default under such Lease, and to the Knowledge of the Company, no condition exists which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause a material default under such Lease by the applicable Group Company or, to the Knowledge of the Company, any other party; (v) since the Compliance Date, the applicable Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been materially disturbed and, to the Knowledge of the Company, there are no material disputes with respect to such Lease; and (vi) no Group Company has collaterally assigned or granted any other material security interest in such Lease or any interest therein. To the Knowledge of the Company, no material portion of the Leased Real Property is subject to any pending or threatened condemnation or eminent domain proceeding.

Section 3.12          Taxes. Except as set forth on the corresponding section of Section 3.12 of the Company Disclosure Schedule:

(a)            Each Group Company has timely filed, or has caused to be filed on its behalf (taking into account any extension of time within which to file), all Income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law, and all such Tax Returns are true, complete, and correct in all material respects. All Income Taxes and other material Taxes required to be paid by any Group Company under applicable Law (whether or not shown to be due and payable on a Tax Return) have been paid. Each Group Company retains in all material respects all Tax, accounting, corporate and transactional records, including transfer pricing and valuation documentation, required by applicable Law to be retained for the statutory retention period prescribed by the Law of each applicable jurisdiction, to support any material Tax or accounting position, filing, or claim made by it with respect to Taxes.

(b)           All material amounts of Taxes required to have been withheld and paid under all applicable Laws in connection with amounts paid by the Group Companies to any employee, independent contractor, equityholder, creditor, or other third party including salary, bonuses, in-kind compensation, or other benefits and reimbursements, have been timely withheld and paid over to the appropriate Taxing authority and each Group Company has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes.

(c)            There is no ongoing action, audit, investigation, suit, claim, proceeding or examination concerning any material amount of Tax or material Tax Return of any Group Company by a Governmental Authority, and no such action, audit, investigation, suit, claim proceeding or examination is pending or has been threatened in writing.

(d)            No Tax deficiency or proposed adjustment for a material amount of Taxes which has not been settled or otherwise resolved has been proposed in writing, asserted or assessed by any Governmental Authority against any Group Company. No Group Company has received from any Governmental Authority any request for information related to material Tax matters.

(e)            No Group Company has agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired (other than extensions obtained in the Ordinary Course of Business in connection with filing Tax Returns), and no Group Company is the beneficiary of any extension for the assessment or collection of any material amount of Taxes, which Taxes have not since been paid.

(f)            There are no Encumbrances for Taxes on any of the assets of any of the Group Companies, other than Encumbrances for Taxes not yet due and payable.

(g)           No Group Company (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a member of a group filing any consolidated, combined, affiliated, aggregate, unitary or similar Tax Return under state, local or non-U.S. Law, other than any such group consisting solely of Group Companies; or (ii) has any liability for any Taxes of any other Person (other than a Group Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), and no Group Company has any liability for Taxes of any other Person (other than a Group Company) as a transferee or successor, or by Contract (excluding a commercial agreement entered into in the Ordinary Course of Business the principal purpose of which does not relate to Taxes).

(h)           No Group Company has distributed stock of another corporation, nor has had its equity interests distributed by another corporation in a transaction that was governed by Section 355 of the Code or Section 361 of the Code.

(i)             No claim has been made in writing by a Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction or to a Tax Return filing requirement.

(j)             No Group Company is a party to or bound by any Tax Sharing Agreement.

(k)            No Group Company has requested, or is subject to, any private letter ruling or technical advice memoranda of the IRS or comparable rulings of any Governmental Authority.

(l)             No Group Company has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of state, local or non-U.S. Law.

(m)           No Group Company is subject to Tax in any jurisdiction other than the jurisdiction in which such Group Company is incorporated or formed by virtue of having a permanent establishment or other place of business in such jurisdiction.

(n)            No Group Company will be required to include for a Post-Closing Tax Period any material item of income in, or exclude any material item of deduction from, taxable income for such period as a result of: (i) a pre-Closing change in or use of an improper method of accounting; (ii) any “closing agreement” as described in Section 7121 of the Code (or similar provision of any state, local or non-U.S. Law) executed prior to the Closing; (iii) any installment sale or open transaction entered into prior to the Closing; (iv) intercompany transactions as described in Treasury Regulation Section 1.1502-13 (or any similar provision of state, local or non-U.S. Law) or excess loss account described in Treasury Regulation Section 1.1502-19 (or any similar provision of state, local or non-U.S. Law), in each case, entered into or in existence prior to the Closing; or (v) deferred revenue accrued or prepaid or deposit amount received prior to the Closing outside of the Ordinary Course of Business.

(o)            All related party transactions involving the Group Companies comply in all material respects with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provision of state, local or non-U.S. Law, including Articles 76, 76-A, 179 and 180 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish), Article 62-A of the Salvadorean Tax Code (Código Tributario per its denomination in Spanish)) and any other applicable Law on transfer pricing and each Group Company has maintained in all material respects all applicable records with respect to transfer pricing required to avoid the imposition of penalties under all applicable Law.

(p)            No Group Company holds any material amount of property or obligations that are required to be escheated or reported as unclaimed property to any Governmental Authority under any applicable escheatment or unclaimed property Laws that have not been properly escheated or reported in accordance with such Laws.

(q)            No Group Company that qualifies as a resident of Mexico for Tax purposes has derived income: (i) from foreign tax transparent entities or foreign tax transparent arrangements pursuant to article 4-B of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish), or (ii) subject to preferential tax regimes, pursuant to articles 176 and 177 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish). No Group Company that qualifies as a resident of Mexico for Tax purposes is (or has been) required to file an informative return pursuant to article 178 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish) or has duly filed such informative returns.

(r)             No Group Company has been appointed as legal representative of any Person for Mexican Tax purposes pursuant to article 174 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish).

(s)            No Group Company has entered into any agreement that could be deemed to constitute an asociación en participación in terms of article 17-B of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish). No Group Company that qualifies as a resident of Mexico for tax purposes acquired an ongoing business (negociación) which could result in the transfer of a tax liability to the Group Companies in terms of section IV of article 26 of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish). All transactions entered into by a Group Company that qualifies as a resident of Mexico for Tax purposes have a valid business purpose and reflect the legal nature that the parties intended to give to such transactions.

(t)             No Group Company has been included in the provisional or definitive lists published pursuant to article 69-B of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish). No Group Company has carried out any transaction with, or paid any amount to, any Person included in the provisional or definitive lists referred to in article 69-B of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish). All digital tax receipts issued through the internet (comprobantes fiscales digitales por internet, or “CFDIs”) issued in favor of, or issued by, any Group Company that qualifies as resident of Mexico for Tax purposes support, directly or indirectly, real and bona fide transactions, in each case in accordance with applicable Mexican Tax Law.

(u)            All material deductions made by the Group Companies in their Tax Returns (including deductions related to donations) reasonably comply with all the requirements set forth in Article 27 and Article 28 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish). The Group Companies have the necessary documentation to support that all the deductions made by them comply with the requirements set forth in Article 27 and Article 28 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish). All applicable payments made by any of the Group Companies that qualify as residents of Mexico for tax purposes to foreign affiliates comply with Article 28, subsection XXIII, third paragraph, of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta per its denomination in Spanish) and such Group Company has the necessary documentation to evidence this.

(v)            No Group Company that qualifies as a resident of Mexico for tax purposes has carried out reportable schemes pursuant to article 199 of the Mexican Federal Tax Code (Código Fiscal de la Federación per its denomination in Spanish) that exceeded the threshold set forth in the Ruling 13/2021 that was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación per its denomination in Spanish ) by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público per its denomination in Spanish) on February 2, 2021.

(w)           No Group Company is or has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(x)            No Group Company will be required to make any payment or will have any Liability after the Closing as a result of an election under Section 965 of the Code.

(y)            Each Group Company is in material compliance with all terms and conditions of any Tax incentives, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority, including the special Salvadoran tax regime according to the International Services Law (Decreto Legislativo N° 431) and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentives, exemption, holiday or other Tax reduction agreement or order.

(z)            Each Group Company domiciled in Panama has been treated as a company that does not generate taxable income in Panama pursuant to Panamanian tax law pursuant to Article 694 of the Fiscal Code and Article 9 of the Executive Decree 170 of 27 October 1993 since its incorporation.

(aa)          The shares, equity interests, assets, rights and participations of Rionegro MRO Zona Franca, S.A.S. held by any Group Company represent, and at all times through the Closing will represent, less than twenty percent (20%) of the book value, and less than twenty percent (20%) of the commercial value, of the total assets held by MRO Holdings Inc. (and of any other foreign entity whose equity interests are being transferred, directly or indirectly, pursuant to this Agreement).

(bb)         Aeromantenimiento, S.A., a sociedad anónima organized under the laws of El Salvador (“Aeroman”), is subject to a special regime or arrangement regarding Tax. Aeroman has at all times complied with all conditions and formalities in respect of the application of this income tax exemption regime.

(cc)          Section 3.12(cc) of the Company Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of each Group Company at all times since December 31, 2020.

Section 3.13          Employees.

(a)            Seller has provided (and will, at least five (5) Business Days prior to the Closing Date provide) to Buyer true, correct and complete information as to each employee, individual independent contractor, or individual consultant of the Group Companies as of August 31, 2026 (including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized), including with respect to employees: (i) employee identification number; (ii) work location (including city and state, as applicable); (iii) title or position (including whether full-time or part-time); (iv) hire or retention date; (v) current annual base salary (if classified as exempt), hourly rate of pay (if classified as non-exempt) or contract fee and terms of payment (if an individual independent contractor); (vi) commission, bonus, or other incentive-based compensation; and (vii) overtime exempt status (whether exempt or non-exempt).

(b)            Except as set forth on Section 3.13(b) of the Company Disclosure Schedule: (i) no Group Company is experiencing, or since the Compliance Date has experienced, any work stoppage, lockout, labor strike, slowdown, picketing, concerted refusal to work overtime, material grievance or arbitration or other material labor disruption or dispute affecting any Group Company or any of its employees, and, to the Knowledge of the Company, none is or has been threatened; (ii) no Group Company is, or since the Compliance Date has been, party to, bound by, or negotiating any collective bargaining agreements or other Contract with any labor union, labor organization, works council, or other employee representative body (each, a “CBA”); (iii) no employees of such Group Company are, or since the Compliance Date have been, represented by any labor union, works council or other labor organization with respect to their employment with such Group Company, and no Group Company has a duty to bargain with any labor union, labor organization, works council, or other employee representative body; (iv) no labor union, labor organization, or group of employees of any Group Company is or, since the Compliance Date, has made a demand for recognition or certification or otherwise engaged in any organizing activity, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations Governmental Authority; (v) the consent of, consultation of, or the rendering of formal advice by, or any other obligations owed to, any labor or trade union, works council, or any other employee representative body is not required for any Group Company to enter into this Agreement or any Ancillary Agreement or to consummate any of the Transactions; (vi) each Group Company is, and since the Compliance Date has been, in compliance in all material respects with the terms of any CBA listed on Section 3.13(b) of the Company Disclosure Schedule (it being understood that such list is a true, correct and complete list, as of the date hereof, of all CBAs to which a Group Company is a party) and all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including all Laws respecting wages and hours, child labor, health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, leaves of absence, COVID-19, affirmative action, background checks, drug tests, and unemployment insurance; and (vii) there are, and since the Compliance Date have been, no Actions in which the amount in controversy exceeds $300,000 against any Group Company pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority in connection with the employment or engagement of any current or former applicant, employee, consultant, or independent contractor of any Group Company, including any charge, investigation, or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance, or any other employment related matter arising under applicable Laws.

(c)            Except as set forth on Section 3.13(c) of the Company Disclosure Schedule and except as would not result in material liability for any Group Company, since the Compliance Date: (i) each Group Company has fully and timely paid all wages or other compensation that have come due and payable to their current or former employees and individual independent contractors under Contract or any applicable Law; and (ii) each individual who is providing services to a Group Company and is or was classified and treated as an (A) independent contractor, consultant, leased employee, or other non-employee service provider, or (B) exempt employee for purposes of overtime pay requirements under applicable Law, in each case of clauses (A) and (B), is and has been properly classified and treated as such under applicable Law and for all applicable purposes.

(d)            To the Knowledge of the Company, since the Compliance Date, no current director, officer, or executive of any Group Company has been the subject of any allegation of sexual harassment, or other discrimination or retaliation violation allegations.

(e)            Except as set forth on Section 3.13(e) of the Company Disclosure Schedule, there are no (i) material outstanding loans or advances from any Group Company to employees or other service providers of any Group Company; or (ii) material sums owing to any current or former employee, officer, director, or other service provider of any Group Company other than for reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

(f)            Except as set forth on Section 3.13(f) of the Company Disclosure Schedule, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or material reduction in salary or wages, in each case, affecting 10 or more employees of any Group Company has occurred since the Compliance Date or is currently contemplated, planned, or announced.

(g)            To the Knowledge of the Company, (i) no current employee of any Group Company with annual base compensation above $250,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing, and (ii) no current or former employee of the Group Companies is in material violation of any restrictive covenant or other obligation owed to the Group Companies or which implicates such person’s right to be employed or engaged by the Group Companies.

Section 3.14          Employee Benefit Plans.

(a)               Section 3.14(a) of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all material Company Plans. For purposes of this Agreement, “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and each employment, consulting, severance, incentive, bonus, commission, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, equity or equity-based, plan, program, policy, practice, contract, arrangement, or agreement (and any amendments thereto), and each other compensation or benefits plan, policy, program, contract, agreement or arrangement applicable to any current or former employee, officer, director, retiree, individual independent contractor, individual consultant, or other individual service provider (or any spouse or dependent of such individual), in each case, whether or not reduced to writing and whether funded or unfunded, which any Group Company sponsors, maintains, or contributes to, or is required to contribute to, or in each case under which any Group Company has any Liability, or with respect to which Buyer would reasonably be expected to have any Liability; provided, that the Seller Parent Incentive Plan shall not be deemed to be a “Company Plan” for purposes of this Agreement. With respect to each Company Plan, Seller has made available to Buyer current and complete copies of each of the following as of the date hereof to the extent applicable: (i) where the Company Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) copies of any summary plan descriptions and summaries of material modifications; (v) in the case of any Company Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion, or advisory letter from the Internal Revenue Service; (vi) in the case of any Company Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Company Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material or nonroutine notices, letters, or other correspondence from the Internal Revenue Service, U.S. Department of Labor, U.S. Department of Health and Human Services, Pension Benefit Guaranty Corporation, or other Governmental Authority relating to the Company Plan.

(b)            Section 3.14(b) of the Company Disclosure Schedule separately identifies, by jurisdiction, each material Company Plan that is, as of the date hereof, maintained, sponsored, contributed to, or required to be contributed to by any Group Company primarily for the benefit of employees outside of the United States or is otherwise subject to non-U.S. Laws, whether or not U.S. Laws also apply (the “International Plans”). Without limiting the generality of the other provisions of this Section 3.14, with respect to each International Plan, (i) all employer and employee contributions to each International Plan required by applicable Law or by the terms of such International Plan have been timely made, or, if not yet due, properly accrued in accordance with normal accounting practices in the applicable jurisdiction, and a pro rata contribution for the period prior to and including the Closing Date has been timely made or if not yet due, properly accrued in accordance with normal accounting practices in the applicable jurisdiction; (ii) the fair market value of the assets of each funded International Plan, the Liability of each insurer for any International Plan funded through insurance or the book reserve established for any International Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the Closing Date with respect to all current and former participants under such International Plan, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Plan, and the transactions contemplated hereby shall not cause such assets or insurance coverage to be less than such benefit obligations; (iii) each International Plan required to be registered under applicable Law has been registered and has been maintained in all material respects in good standing with applicable regulatory Governmental Authorities and is approved by any applicable taxation Governmental Authorities to the extent such approval is required; and (iv) no International Plan is a defined benefit plan (as defined in Section 3(35) of ERISA, whether or not subject to ERISA).

(c)            No Group Company or ERISA Affiliate maintains, sponsors, contributes to, is required to contribute to or otherwise has any Liability or obligation with respect to: (i) to any “multiemployer plan” (as defined in Section 3(37) of ERISA) (any such plan a “Multiemployer Plan”); (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii)  a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(d)            Each Company Plan (and each related trust, insurance contract or fund) has been established, maintained, funded, documented, operated, and administered in all material respects in accordance with its terms, and in material compliance with applicable Law, including ERISA and the Code, as applicable, and no event has occurred, that has subjected, or would reasonably be expected to subject, any Group Company to any material Liability imposed by ERISA, the Code, or any other applicable Law that has not been satisfied in full. With respect to each Company Plan and (as it relates to a Group Company’s obligations to such plan), all material contributions, reimbursements, premiums, and other payments that are due have been timely paid, and any such material amounts not yet due have been in all material respects paid or properly accrued on the Financial Statements in accordance with IFRS. Each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS as to its qualification upon which it can currently rely or is entitled to rely upon a favorable opinion letter issued by the IRS, and nothing has occurred that would reasonably be expected to adversely affect such Company Plan’s qualification or exemption. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan, in each case that would result in material Liability to any Group Company.

(e)            Other than as required by COBRA (and for which the covered Person pays the entire cost of coverage) and as set forth on Section 3.14(e) of the Company Disclosure Schedule, no Company Plan provides, and no Group Company or ERISA Affiliate has any current or contingent Liability or obligation to provide, post-termination, post-ownership or retiree welfare (including health, dental, vision, disability, or life) benefits with respect to any Person. No Group Company has incurred (whether or not assessed), and would not reasonably be expected to incur, any material Liability under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f)            With respect to any Company Plan, no Action or claim (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and no Company Plan has, since the Compliance Date, been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority.

(g)            Each Company Plan that constitutes, in whole or in part, a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been maintained and operated in material compliance with Section 409A of the Code and the applicable guidance of the Department of Treasury and IRS issued thereunder, and no amount under any such Company Plan is or has been, or is reasonably expected to be, subject to any interest or additional Tax set forth under Section 409A of the Code.

(h)            Except as set forth in Section 3.14(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, officer, director or other individual service provider of the Group Companies (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property, or the vesting of property) from any Group Company; (ii) increase the amount of compensation, benefits or other consideration due or payable from any Group Company to any current or former employee, officer, director, or manager of, or individual independent contractor of, such Group Company; (iii) accelerate the vesting, funding or time of payment of any compensation, equity or equity-based award or other benefit from any Group Company; (iv) require a contribution by any Group Company; or (v) restrict the ability from any Group Company to merge, amend or terminate any Company Plan.

(i)             Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could result in the payment of any “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(j)             No Group Company has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local Law relating to such Taxes).

Section 3.15            Material Contracts.

(a)            Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct, and complete list as of the date hereof of the following current, active, or not closed-out Contracts to which each Group Company is a party or by which a Group Company or its assets or properties is bound (collectively, referred to herein as the “Material Contracts”):

(i)            all Contracts or groups of related Contracts (other than any Government Contracts or Leases) with the same party for the purchase of products or services, under which a Group Company has purchased $1,000,000 or more of products or services during the twelve (12) months ending June 30, 2026 or one or more of the Group Companies have committed to spend $1,000,000 or more during the twelve (12) months following the date hereof (each counterparty to such Contract, a “Material Supplier”);

(ii)            all Contracts or groups or related Contracts with Material Customers;

(iii)           all Government Contracts;

(iv)           any partnership, joint venture, limited liability company agreement, or other Contract relating to the formation, creation, operation, management, or control of any material joint venture or similar co-investment arrangement between any Group Company and a third party, other than any such Contract solely between the Company and any Subsidiary of the Company or among the Subsidiaries of the Company;

(v)           all Contracts with respect to any Affiliate Transactions;

(vi)          all Contracts (including any such Contracts that would be applicable to Buyer or its Affiliates following the Closing) which (A) limit or restrict or purport to limit or restrict the ability of a Group Company to (1) enter into, conduct or engage in any market, with regard to any Contract or line of business or (2) solicit sales or business from any Person or (3) solicit for employment or hire any Person or (B) provides for “most favored nations” terms or conditions or grants any exclusive rights to any Person;

(vii)          all Contracts for the sale, transfer or acquisition of any of the assets, equity securities or businesses of a Group Company, in each case under which there are material outstanding obligations;

(viii)        all Contracts for capital expenditures involving payments of more than $2,000,000 individually or in the aggregate, in each case under which there are outstanding obligations;

(ix)           all settlement, compromise, or release Contracts with respect to any Action entered providing for payments that are owed as of the date hereof in excess of $250,000 or pursuant to which any Group Company will be required to satisfy any material non-monetary claim or relief;

(x)            all Contracts with any labor union or association relating to any current or former employee of a Group Company (including, for the avoidance of doubt, all CBAs);

(xi)           all Leases;

(xii)          any Contract for employment with any employee of a Group Company providing for (A) annual base compensation in excess of $250,000 (other than at-will Contracts that can be terminated at any time for any reason without any severance or other similar compensation obligations), (B) severance payments or benefits (other than as required by applicable Laws), or (C) change in control, transaction or retention payments;

(xiii)         all Contracts pursuant to which a Group Company is a licensee of, or otherwise granted by any Person any right to use, Intellectual Property (other than (A) non-exclusive licenses granted to the Group Companies by its customers in the Ordinary Course of Business, (B) Off-the-Shelf Contracts, (C) licenses for Open Source Software, and (D) non-exclusive licenses that are merely incidental to the primary purpose of such Contract);

(xiv)        all licenses and Contracts pursuant to which a Group Company is a licensor of, or otherwise grants any Person the right to use Company Intellectual Property or Company Software (other than (A) non-exclusive licenses granted to customers or contractors of the Group Companies in the Ordinary Course of Business subject to appropriate confidentiality obligations and (B) non-exclusive licenses that are merely incidental to the primary purpose of such Contract);

(xv)         all Contracts (or group of related Contracts) under which a Group Company has created, incurred, assumed, or guaranteed any Indebtedness (or granted any Encumbrance (other than Permitted Encumbrances) or has committed to do any of the foregoing);

(xvi)        any Contract (including any such Contract that would be applicable to Buyer or its Affiliates following the Closing) containing any put, call, exclusivity, right of first refusal, right of first offer, right of first negotiation or similar preferential right to purchase or acquire any material right, asset or property of any Group Company, or any equity securities of any Group Company;

(xvii)        any Contract evidencing an outstanding loan, advance or investment by a Group Company to or in any Person (other than another Group Company) in each case in excess of $100,000, other than trade receivables and advances to employees for normally incurred business expenses arising in the Ordinary Course of Business; and

(xviii)       any Contract granting a power of attorney with respect to any Group Company to any Person, other than (A) to a senior management-level employee, officer, or director of the Group Companies in the Ordinary Course of Business, or (B) a power of attorney granting its recipient limited, specific authority to act on behalf of the Group Companies in the Ordinary Course of Business.

(b)            Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, Seller has made available to Buyer true, correct, and complete copies as of the date hereof of all Material Contracts (including all amendments and addendums thereto). With respect to all Material Contracts, no Group Company nor, to the Knowledge of the Company, any other party to any such Material Contract is in material breach thereof or material default thereunder, and, to the Knowledge of the Company, there does not exist under any Material Contract any event which, with or without the giving of notice or the lapse of time or both, would reasonably be expected to constitute such a material breach or material default by such Group Company or, to the Knowledge of the Company, any other party, in each case, except for such material breaches, defaults, and events as to which requisite waivers or consents have been obtained as of the date hereof. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, each Material Contract is valid and binding on the applicable Group Company and is in full force and effect, except as the foregoing may be limited by the Enforceability Exceptions. Since January 1, 2026, no Material Customer has notified the Group Companies in writing that such Material Customer has ceased or will cease to be a customer of the Group Companies or that such Material Customer intends to terminate or materially adversely modify its relationship with the Group Companies.

Section 3.16          Material Customers. Seller has provided to Buyer true, correct, and complete copies as of the date hereof of the material Contracts with the top ten (10) customers of the Group Companies, taken as a whole, measured by aggregate revenues for the twelve (12)-month period ended June 30, 2026 (the “Material Customers”). Section 3.16 of the Company Disclosure Schedule lists, as of the date hereof, the Material Customers. Since the Latest Balance Sheet Date, none of the Material Customers has notified any Group Company in writing that it disputes any material accounts receivable or contract asset balance reflected in the Financial Statements, or that such customer intends to terminate, materially reduce the rate of, or materially decrease the price of, buying services from any Group Company. There are no material claims against or by, or material disputes pending, or, to the Knowledge of the Company, threatened by, any of the Material Customers. The Group Companies are in material compliance with all terms and conditions of any Contracts with the Material Customers, and, to the Knowledge of the Company, there are no material breaches or defaults, or events that with the passage of time or the giving of notice, or both, would constitute a breach or default, under any such Contracts.

Section 3.17          Material Suppliers. Section 3.17 of the Company Disclosure Schedule lists, as of the date hereof, the Material Suppliers. Since the Latest Balance Sheet Date, no Material Supplier has notified any Group Company in writing that such supplier intends to terminate, materially increase the rate of, or materially increase the price of, supplying services to any Group Company. There are no material claims against or by, or material disputes pending, or, to the Knowledge of the Company, threatened with, any of the Material Suppliers. Since the Compliance Date, no Material Supplier has notified the Group Companies in writing that such Material Supplier has ceased or will cease to be a supplier of the Group Companies or that such Material Supplier intends to terminate or materially adversely modify its relationship with the Group Companies.

Section 3.18          Insurance.

(a)            Section 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material insurance policies (other than Company Plans) held by the Group Companies as of the date hereof (collectively, the “Insurance Policies”), including the policy term, type of coverage, claims-made or occurrence-based, deductible and overage limit for each Insurance Policy and a statement of the aggregate amount of claims pending under each Insurance Policy. True, correct and complete copies of the Insurance Policies as of the date hereof have been made available to Buyer.

(b)            Except as set forth on Section 3.18(b) of the Company Disclosure Schedule, (i) each Group Company has and maintains, in all material respects, insurance policies (and coverage thereunder) as would be reasonable and customary for companies like the Group Companies operating in the Group Companies’ industry, (ii) the Insurance Policies are in full force and effect, except as the foregoing may be limited by the Enforceability Exceptions, (iii) all premiums due and payable in respect of the Insurance Policies have been timely paid and no Group Company is liable for any retroactive premiums or similar payments and (iv) no Group Company has reached or exceeded its policy limits for any Insurance Policy. No Group Company is in material breach or default with respect to the Insurance Policies or permit termination, modification or acceleration under an Insurance Policy and no Group Company has received written notice of cancellation or non-renewal of any Insurance Policy, nor has the early termination of any Insurance Policy been threatened in writing. There is no material Action pending under any of the Insurance Policies as to which coverage has been denied in writing to any Group Company by the underwriters of such policies. There is no material claim in writing by any Group Company pending under any Insurance Policy as to which coverage has been denied or disputed. Since the Compliance Date, no Group Company has received any written notice from any of its insurance carriers that any insurance coverage presently provided for will not be available to the Group Companies in the future on similar terms as now in effect (excepting general market pricing increases and coverage limitations) and the Group Companies do not maintain any material self-insurance (including captive insurance programs).

Section 3.19          Anti-Corruption Laws and Sanctions.

(a)            None of the Group Companies nor any of their respective officers or directors, employees, or their agents is a Sanctioned Person. None of Seller or any of its direct or indirect equityholders is a Sanctioned Person. Since April 24, 2019, no Group Company and none of their officers, directors, employees, or their agents to the extent acting on behalf of any Group Company, nor Seller acting on their behalf, has engaged in any transactions or dealings with or for the benefit of any Sanctioned Persons or in any Sanctioned Country nor otherwise violated any Sanctions.

(b)            For the past five (5) years, neither any Group Company, nor any of their respective officers, directors, employees, or agents or third party representatives, in the case of agents and representatives, in their capacity as such, nor Seller acting on their behalf has, directly or indirectly: (i) made, authorized, solicited, or received any bribe, unlawful rebate, payoff, influence payment, or kickback; (ii) established or maintained, or is maintaining, any unlawful fund of corporate monies or properties; (iii) used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses; (iv) otherwise violated in any respect any Laws applicable to such Group Companies relating to corruption or bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended and the UK Bribery Act 2010 (collectively, “Anti-Corruption Laws”); or (v) made, offered, authorized, knowingly facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial, or other advantage, to any governmental official or any other Person for the purpose of securing an improper business advantage.

(c)            For the past five (5) years, neither any Group Company, nor any of their respective officers, directors, employees, or their agents or third party representatives in the case of agents and representatives, in their capacity as such, nor Seller acting on their behalf, has violated any Anti-Money Laundering Laws, U.S. anti-boycott Laws, or Import/Export Control Laws.

(d)            The Group Companies are not and for the past five (5) years (since April 24, 2019 in the case of Sanctions) have not been the subject of any notice, inquiry or external or internal allegation, nor made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation, related to actual or potential violations of any Sanctions, Import/Export Control Laws, Anti-Money Laundering Laws, or Anti-Corruption Laws.

Section 3.20          Intellectual Property.

(a)               Section 3.20(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all (i) Company Owned Intellectual Property that is registered, issued, or subject to a pending application for registration or issuance (“Company Registered Intellectual Property”), (ii) all material Company Software, and (iii) all domain names registered or controlled, or purported to be registered or controlled, by any Group Company. Except as set forth in Section 3.20(a)(iv) of the Company Disclosure Schedule, all material Company Owned Intellectual Property is subsisting, valid, and, to the Knowledge of the Company, the material patents and registrations forming part of the Company Owned Intellectual Property are enforceable. The domain names listed in Section 3.20(a) of the Company Disclosure Schedule are registered by the applicable registrant in compliance with the applicable domain name registrar’s terms and conditions and the registrations for said domain names are active.

(b)            Except as set forth in Section 3.20(b) of the Company Disclosure Schedule, each Group Company is the sole and exclusive owner of all Company Owned Intellectual Property, and has a valid and, to the Knowledge of the Company, enforceable right to use, all Intellectual Property and Company Systems as used in or necessary to conduct its business as currently conducted (together, with the Company Owned Intellectual Property, the “Company Intellectual Property”), free and clear of all Encumbrances (other than Permitted Encumbrances).

(c)            Except as set forth in Section 3.20(c) of the Company Disclosure Schedule, to the Knowledge of the Company, in the past three (3) years no Person has infringed, violated or otherwise misappropriated, nor is infringing, violating, or otherwise misappropriating any Company Owned Intellectual Property. The Company, the conduct by the Group Companies of their respective businesses, including the provision of any products or services by them, does not infringe, violate or otherwise misappropriate, and has not in the past three (3) years, infringed, violated, or otherwise misappropriated, any Intellectual Property of any Person. There are currently no, and, except as set forth in Section 3.20(c) of the Company Disclosure Schedule, in the past three (3) years have not been any, Actions pending or threatened in writing: (x) alleging any of the foregoing; or (y) challenging the validity, enforceability, registrability, ownership, or use of any Company Owned Intellectual Property.

(d)            Except as set forth in Section 3.20(d) of the Company Disclosure Schedule, each Group Company has taken commercially reasonable actions to: (i) maintain all of its rights with respect to the material Company Owned Intellectual Property and (ii) prevent the unauthorized disclosure or use of its Trade Secrets and any Trade Secrets and other material confidential information of the Group Companies and any information of any other Person with respect to which the Group Company is bound by an obligation of confidentiality. Except as set forth in Section 3.20(d) of the Company Disclosure Schedule, all Persons who have contributed to, authored, developed or conceived of any material Company Owned Intellectual Property or material Company Software are subject to a written Contract that restricts the disclosure and use of the confidential information of the Group Companies and assigns to a member of the Group Companies exclusive ownership of all of such Person’s rights, title and interests in and to the Intellectual Property with respect to such Person’s contribution, development, authorship, or conception (to the extent transferrable under applicable Law), or that such Intellectual Property is (to the extent transferrable under applicable Law) automatically owned by the applicable Group Company by operation of applicable Law, except as has not resulted and would not be reasonably expected to result in a material Loss for the Group Companies or a material impediment to the Group Companies’ conduct of their businesses. Each such Contract is valid and, to the Knowledge of the Company, enforceable, subject to the Enforceability Exceptions. No such Person has made, nor, to the Knowledge of the Company, has, any ownership claim with respect to any Company Software or element thereof. No Group Company has disclosed or made accessible, or has a duty or obligation (whether present, contingent or otherwise), to disclose or make accessible, any confidential Company Owned Intellectual Property (including the source code to any Company Software) to any Person other than another Group Company, other than pursuant to a written, valid, and to the Knowledge of the Company, enforceable (subject to the Enforceability Exceptions), confidentiality agreement, entered into in the Ordinary Course of Business.

(e)            No Group Company is in material breach of any provision in any Contracts to which it is a party under which it has the obligation to develop, assign or transfer any rights, title, or interests with respect to any Intellectual Property to any Person. No Group Company is a party to or otherwise bound by any Contracts currently in effect that restrict the ability of a Group Company to exploit, transfer, enforce, or apply for the registration of any material Company Owned Intellectual Property (other than non-exclusive licenses granted to customers or contractors of the Group Companies in the Ordinary Course of Business).

(f)            A Group Company possesses all source code and other documentation necessary to compile and operate the Company Software currently used by the Group Companies. The Group Companies do not use and have not used any Open Source Software, or any modification or derivative thereof, in connection with the Company Software under any license whereby the manner of use of such Software by the Group Companies requires any Group Companies to disclose or distribute the source code of any of the Company Software, or to license or provide the source code to any of the Company Software for the purpose of making derivative works, or to make available for redistribution to any Person the source code of any of the Company Software at no or minimal charge, or precludes the Company from enforcing any rights any Company Owned Intellectual Property.

(g)            The Group Companies own, lease, license or otherwise have legal rights to use all Company Systems in the manner and to the extent currently used by them, and such Company Systems are sufficient in all material respects for the Group Companies’ conduct of their respective businesses as currently conducted. Except as set forth in Section 3.20(g) of the Company Disclosure Schedule, since the Compliance Date, there has been no: (i) material failure, downtime, corruption, or continued substandard performance of, or Contaminants in, any Company Systems that has resulted in a material disruption of or material damage to the business of the Group Companies; (ii) security incident, security breach or material unauthorized interference with operations or security safeguards (including any ransomware, denial of access attack, hacking, or similar event) with respect to any Company System or Company Data; or (iii) unlawful or unauthorized access to, or other Processing of, Company Data that would reasonably be expected to result in a material Liability for the Group Companies, taken as a whole (each, in the case of clauses (ii) and (iii), a “Security Incident”). Since the Compliance Date, to the Knowledge of the Company, no circumstance has arisen in which any applicable Privacy Obligation has required any Group Company to provide, and no Group Company has otherwise provided, notice to any Governmental Authority or other Person of any Security Incident.

(h)            Since the Compliance Date, each Group Company and, to the Knowledge of the Company, each third party that has Processed Company Data, has been in compliance and is in compliance in all material respects with all applicable Privacy Obligations. Except as set forth in Section 3.20(h) of the Company Disclosure Schedule, since the Compliance Date, each Group Company has taken commercially reasonable measures designed to protect the security and integrity of the Company Systems in its possession or control and Company Data Processed by it using the Company Systems and (i) has implemented and maintained commercially reasonable disaster recovery and data backup plans, procedures, and facilities; and (ii) has in place commercially reasonable business continuity plans, procedures, and facilities.

(i)             As of the date hereof, there are no Actions pending or threatened in writing against a Group Company, and, to the Knowledge of the Company, no Group Company has been subject to any investigations or regulatory inquiries: (i) relating to the Processing of Company Data, privacy, data protection, security, or the confidentiality, availability, or integrity of any Company Systems or Company Data; or (ii) alleging a violation of any Privacy Obligations by or on behalf of a Group Company. Except as set forth in Section 3.20(i) of the Company Disclosure Schedule or as would not reasonably be expected to result in a material Liability for the Group Companies, the Group Companies have, at all applicable times since the Compliance Date, obtained all rights, consents, and authorizations required under the Privacy Obligations to Process Company Data as Processed by or on behalf of the Group Companies.

(j)             The Group Companies have not used nor disclosed, and do not currently use nor disclose, any Personal Data as part of a prompt or input into, nor permitted use of such Personal Data for the purposes of training or finetuning, any AI Solution other than as authorized by the individuals to whom such Personal Data pertains and as permitted under applicable Contracts and applicable Laws.

Section 3.21          Environmental.

(a)            The Group Companies are, and since the Compliance Date, have been in compliance in all material respects with all applicable Environmental Laws.

(b)            The Group Companies have obtained all Permits required for the operations of the Group Companies under Environmental Law and are, and have since the Compliance Date been, in compliance in all material respects with all Permits required under Environmental Law. The Transactions will not result in or serve as a basis for any modification, revocation, termination, suspension, non-renewal or cancellation of any such Permits.

(c)            There are no pending or, to the Knowledge of the Company, threatened Actions by or before any Governmental Authority, and since the Compliance Date (or earlier if unresolved), the Group Companies have not received any notice, report or Order of any material violation or Liability, in each case, against, involving or affecting the Group Companies or any of the Leased Real Property under any applicable Environmental Laws, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any such Actions, notices, reports or Orders.

(d)            During the past five (5) years, there has been no treatment, storage, disposal, Release, transportation, handling, arrangement for or permitting the disposal of, exposure of any Person to, or contamination by any Hazardous Materials (including Hazardous Materials present in, on, at, under or about, or migrating to or from, any of the Leased Real Property, or any real property to which any Hazardous Materials were sent by or on behalf of any Group Companies), in each case that would subject any Group Companies to any material Liabilities under any Environmental Law. Except as set forth on Section 3.21(d) of the Company Disclosure Schedule, the Group Companies have not assumed or retained any Liabilities of any other Person under any Environmental Law or related to Hazardous Materials, including any arising from or relating to any formerly owned, leased, or operated properties, or any former, closed, divested, or discontinued businesses or operations.

(e)            Seller and the Group Companies have provided to Buyer true, correct and complete copies of all environmental reports, audits, assessments and other material environmental documents related to the Group Companies or their current or former facilities, properties and business in their possession or reasonable control.

Section 3.22          Compliance with Laws. Except as set forth on Section 3.22 of the Company Disclosure Schedule:

(a)            Since the Compliance Date, each Group Company has been in compliance in all material respects with all applicable Laws or Orders, and as of the date hereof, no Group Company has received any written notice, or to the Knowledge of the Company, any verbal notice from any Governmental Authority alleging any such violation in connection with its business. As of the date hereof, the Group Companies are not and have not been since the Compliance Date subject to any actual, pending, or, to the Knowledge of the Company, threatened, enforcement Action regarding failure to comply with any term or requirements under any of its Permits necessary to conduct their business.

(b)            Each Group Company has all material consents, authorizations, registrations, qualifications, waivers, exemptions, variances, certificates, filings, franchises, licenses, notices, directives and permits (including those required by EASA, the FAA or any equivalent foreign regulator) necessary for the lawful conduct of its business, or the lawful ownership, occupancy, use, or operation of properties (including Leased Real Property) and assets or the operation of its business (collectively, “Permits”). As of the date hereof, and since the Compliance Date all Permits have been, all Permits are in full force and effect, and as of the date hereof and since the Compliance Date, no Group Company has received written notice, or, to the Knowledge of the Company, a verbal notice from a Governmental Authority alleging that any default has occurred under any Permit held by any Group Company. Since the Compliance Date, the Group Companies have complied with all terms and conditions of all Permits in all material respects, and, to the Knowledge of the Company, no circumstances exist which may result in termination, revocation, suspension, or modification of any of those approvals or which might prejudice the obtaining or renewal of any Permits. Section 3.22(b) of the Company Disclosure Schedule lists, as of the date hereof, all Permits of the Group Companies and Seller has made available true, correct and complete copies of such Permits to Buyer.

(c)            As of the date hereof, there are no Actions pending or threatened in writing or, to the Knowledge of the Company, threatened verbally or contemplated, by or before any Governmental Authority against or affecting the Group Companies relating to alleged or actual default under any Permit held by any Group Company.

(d)            As of the date hereof, there are no Actions pending or threatened in writing, or, to the Knowledge of the Company, threatened verbally or contemplated, Actions, by or before any Governmental Authority against or affecting the Group Companies relating any nationalization of any assets of the Group Companies.

Section 3.23          Affiliate Matters. Except as set forth on Section 3.23 of the Company Disclosure Schedule, no Related Party is: (a) a party to any Contract with any Group Company; (b) is a lender to or guarantor of any Group Company; (c) has any interest in any material property, asset, or right used by any Group Company or necessary for the business of such Group Company; or (d) owes any material amount of money to any Group Company (each, an “Affiliate Transaction”).

Section 3.24          Brokers. Except as set forth on Section 3.24 of the Company Disclosure Schedule, there are no Broker Fees payable by or on behalf of any Group Company or Seller in connection with the Transactions.

Section 3.25          Counterfeit Parts. Since the Compliance Date, to the Knowledge of the Company, no Group Company has purchased, and no supplier of the Group Companies has furnished to the Group Companies, any Counterfeit Parts in each case other than to the extent it would not result in a material Liability for the Group Companies. The Group Companies have implemented and maintain in place reasonable control processes to prevent the use and inclusion of Counterfeit Parts in the products provided by or used in the business of the Group Companies.

Section 3.26          Exclusivity of Representations and Warranties. None of Seller, the Company, or any of their respective Affiliates or Representatives has made, is making, or shall be deemed to be making, any representation or warranty on behalf of Seller or the Group Companies of any kind or nature whatsoever, oral or written, express or implied, at law or in equity, including as to the accuracy or completeness of any information, documents, or materials regarding any Group Company furnished or made available to Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations, or in any other form in expectation of, or in connection with, the Transactions, except as expressly set forth in this ARTICLE III and Seller and the Company hereby disclaim any such other representations or warranties and any liability or responsibility thereof.

Section 3.27          Foreign Business Status. The Company is a “foreign business” as defined in Rule 1-02(l) of Regulation S-X promulgated by the SEC. Neither the Company nor any Group Company has received any communication from the SEC indicating that the Company does not qualify, or calling into question its qualification, as a “foreign business” under Rule 1-02(l) of Regulation S-X.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the corresponding section of the disclosure schedule delivered by Buyer concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Seller and the Company as of the date hereof as follows:

Section 4.1            Organization and Qualification. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Buyer is duly qualified to do business and in good standing in each jurisdiction where the ownership, leasing, or operation of its properties or assets or the conduct of its business requires such qualification, or the failure to so qualify would reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2            Authority. Buyer has full corporate authority and power to execute, deliver, and perform its obligations under this Agreement and the Ancillary Agreements to which Buyer is a party and to consummate the Transactions. The execution of this Agreement and the Ancillary Agreements to which Buyer is a party and the consummation of the Transactions have been duly and validly authorized by all necessary organizational actions. The board of directors of Buyer has approved the issuance of the AAR Preferred Shares to Seller (for further distribution to the Seller Members) at Closing and no vote or consent of the holders of any AAR Stock is necessary to approve this Agreement, the Ancillary Agreements, or the Transactions, including the issuance and delivery of the AAR Preferred Shares to Seller (for further distribution to the Seller Members) at the Closing. Each Ancillary Agreement to which Buyer is a party has been duly executed and delivered by Buyer, and no other requisite action on the part of Buyer or requisite proceedings on the part of Buyer are necessary to authorize this Agreement, the Ancillary Agreements, and the consummation of the Transactions. This Agreement has been duly executed and delivered by Buyer and, assuming that this Agreement constitutes the legal, valid, and binding obligation of Seller and the Company, constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

Section 4.3            No Conflicts. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is a party, the consummation of the Closing by Buyer, and the performance by Buyer of its obligations hereunder and thereunder will not, with or without the giving of notice or the passage of time, or both, (a) conflict with or result in any violation of, result in any breach of, constitute a default under, result in termination or acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under the Organizational Documents of Buyer or any of its Subsidiaries; (b) conflict with or result in any violation of, result in any breach of, constitute a default under, result in termination or acceleration of, create in any party the right to accelerate, terminate, modify, or cancel or require any notice under any material Contract to which Buyer, its Subsidiaries, or any of their respective assets are bound; (c) violate any provision of Law to which Buyer is subject; or (d) violate any Order or Action applicable to Buyer; in each case of subclauses (a)-(d), except as would not have, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

Section 4.4            Governmental Authorization. Except as set forth on Section 3.6 of the Company Disclosure Schedule, no authorization or approval or other action by, and no filing with, any Governmental Authority will be required to be obtained or made by Buyer in connection with the due execution, delivery, and performance by Buyer of this Agreement, the Ancillary Agreements to which Buyer is a party, and the consummation by Buyer of the Transactions, except (a) with respect to authorizations, approvals, notices, or filings with any Governmental Authority contemplated by this Agreement and (b) where the failure to obtain or make such approvals, authorizations, notices, or filings, would not have, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

Section 4.5            Litigation. Except as would not reasonably be expected to have a Buyer Material Adverse Effect, as of the date hereof, (a) there are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer; and (b) Buyer is not subject to or bound by any outstanding Orders.

Section 4.6            Investment Intent. Buyer is acquiring the Purchased Interest for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing, or otherwise disposing of the Purchased Interest in a manner that would violate the registration requirements of the Securities Act. Buyer is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Buyer acknowledges and agrees that the Purchased Interest have not been registered under the Securities Act or any state or foreign securities Law and that the Purchased Interest may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. Buyer is able to bear the economic risk of holding the Purchased Interest for an indefinite period (including total loss of its investment) and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Buyer understands that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Purchased Interest.

Section 4.7            R&W Insurance Policy. At or prior to the date hereof, Buyer has obtained, at Buyer’s sole cost and expense, a written commitment from the R&W Insurer to fully bind the R&W Insurance Policy effective as of the Closing Date. Buyer has provided a true and correct copy of such commitment to Seller prior to the date hereof. Buyer acknowledges and agrees that obtaining such commitment and the R&W Insurance Policy is a material inducement to Seller entering into the Transactions, and that Seller is relying on Buyer’s representations and warranties set forth in this Section 4.7.

Section 4.8            Compliance with Laws. Except as would not reasonably be expected to have a Buyer Material Adverse Effect, Buyer is, and since the Compliance Date has been, in compliance in all material respects with all applicable Laws.

Section 4.9            Absence of Changes. Since the Buyer Balance Sheet Date, there has been no change, event, or development that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.10          AAR Capitalization.

(a)            As of September 23, 2026 (the “Capitalization Date”), the authorized equity interests of Buyer consist of: (i) 100,000,000 shares of AAR Common Stock, of which 40,199,423 shares are issued and outstanding; and (ii) 250,000 shares of AAR Preferred Stock, of which zero shares are issued and outstanding.

(b)            The AAR Preferred Shares have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid, and non-assessable, and no equityholder of AAR or any of its Subsidiaries will have any preemptive right of subscription or purchase in respect thereof (except for any such rights that have been waived by the applicable equityholder). The AAR Share Consideration will be issued to Seller (for further distribution to the Seller Members) with good and valid title, free and clear of all Encumbrances, other than Encumbrances arising under applicable securities Laws, the Organizational Documents of Buyer, and restrictions on transfer under the Lock-Up Agreements. Neither Buyer nor, to the Knowledge of Buyer, any other Person authorized by Buyer to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of AAR Preferred Shares, and neither Buyer nor, to the Knowledge of Buyer, any Person acting on its behalf, has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the AAR Preferred Shares under this Agreement to be integrated with prior offerings or issuances by Buyer for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available.

Section 4.11          SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a)            Buyer has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses, and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by Buyer with the SEC since June 1, 2023 (collectively, together with any documents filed with or furnished to the SEC during such period by Buyer to the SEC on a voluntary basis, the “SEC Documents”). As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, Exchange Act, and Sarbanes-Oxley Act, and none of the SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)            The consolidated financial statements of Buyer included in the SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews, and other reports issued by Buyer’s accountants with respect thereto: (i) have been prepared from the books and records of Buyer and its Subsidiaries, which have been maintained in accordance with GAAP; (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act); and (iii) present fairly, in all material respects, Buyer’s consolidated financial position as at the respective dates thereof and Buyer’s consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP, except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, (A) as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, and (B) normal year-end adjustments (none of which are material to Buyer and its Subsidiaries, taken as a whole). Except as permitted by GAAP and disclosed in the SEC Documents, between May 31, 2026 (the “Buyer Balance Sheet Date”) and the date hereof, Buyer has not made or adopted any material change in its accounting methods, practices, or policies.

(c)            Buyer is, and since the Buyer Balance Sheet Date has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Trading Market.

(d)            Neither Buyer nor any of its Subsidiaries has any material Liabilities other than liabilities: (i) reflected or reserved against the consolidated balance sheet of Buyer as of Buyer Balance Sheet Date (or the notes thereto); (ii) incurred after the Buyer Balance Sheet Date in the Ordinary Course of Business; or (iii) contingent Liabilities that are not required by GAAP to be reflected on the face of, or described in notes to, a balance sheet of Buyer.

Section 4.12          Financing.

(a)            Buyer has delivered to Seller true, correct, and complete copies of the following:

(i)            fully executed debt commitment letter, dated as of the date hereof (together with all annexes, schedules, exhibits, supplements, joinders, amendments, restatements, replacements, and modifications thereto permitted by Section 5.16 (collectively, the “Debt Commitment Letter”)), and any related fee letters (collectively, the “Debt Fee Letters,” which may be redacted to remove fee amounts, pricing terms, economic “flex” provisions, and other customarily redacted economic terms so long as no provision subject to redaction would reasonably be expected to adversely affect the availability, enforceability, termination, or conditionality of, the Debt Financing on the Closing Date, or that would otherwise constitute or effect a Prohibited Modification) or engagement letters related thereto, in each case, from the Debt Financing Sources, pursuant to which the Debt Financing Sources have agreed and committed to, subject only to the terms and conditions set forth therein, to provide or arrange debt financing for the Transactions, including through borrowings under new, amended, extended, or refinanced revolving credit facilities, bridge loans, term loans, offerings or private placements of debt securities, or any take-out or replacement thereof (the “Debt Financing,” and the commitments under the Debt Commitment Letter, the “Debt Financing Commitments”); and

(ii)            fully executed securities purchase agreements (together with all annexes, schedules, and exhibits thereto, collectively, the “Securities Purchase Agreements”, and together with the Debt Commitment Letter, the “Financing Documents”) by and among AAR and the Persons identified therein as purchasers (the “Equity Investors” and together with the Debt Financing Sources, the “Financing Sources”), pursuant to which the Equity Investors have agreed, subject to the terms and conditions therein, to purchase shares of AAR Common Stock prior to or substantially concurrently with the execution of this Agreement (the “Equity Financing” and together with the Debt Financing, collectively referred to as the “Financing”, and the commitments under the Securities Purchase Agreements, the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing Commitments”).

(b)            Each of the Financing Documents are a legal, valid, and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, are in full force and effect, and are enforceable against Buyer and, to the Knowledge of Buyer, the other parties thereto in accordance with their terms, subject only to the Enforceability Exceptions. As of the date hereof, none of the Debt Financing Commitments have been withdrawn, terminated, rescinded, or repudiated in writing. No Debt Financing Source has notified Buyer in writing of its intention to terminate or withdraw the Debt Financing Commitments. In no event shall the receipt or availability of any funds or financing by Buyer or any Affiliate or any other financing be a condition to any of Buyer’s obligations to consummate the Closing hereunder.

(c)            Except as expressly set forth in the Financing Documents delivered to Seller, there are no (i) additional conditions precedent to the obligations of the Debt Financing Sources to fund the Debt Financing that would reasonably be expected to prevent or materially delay the Closing; or (ii) other terms or provisions that would constitute or effect a Prohibited Modification. As of the date hereof, other than the Financing Documents, Buyer is not party to any side letter or other written arrangement relating to the funding of the Debt Financing that would reasonably be expected to materially and adversely affect the availability of the Debt Financing.

(d)            Buyer has paid, or caused to be paid, all commitment fees and other fees required by the Debt Commitment Letter to be paid as of the date hereof, and will pay, or cause to be paid, any other such fees required to be paid thereunder as and when they become payable. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the applicable Financing Sources to make the Financing available to Buyer on the terms set forth therein. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Debt Financing available to Buyer on the Closing Date on the terms set forth therein.

(e)            Assuming the conditions set forth in Section 7.1 and Section 7.3 are satisfied at Closing, the aggregate proceeds of the Financing, when funded in accordance with the Financing Documents and after giving effect to any “market flex” provisions (including with respect to fees and original issue discount), together with cash on hand, availability under existing or amended revolving facilities, intercompany financing arrangements, and other sources of funds available to Buyer on the Closing Date, will provide Buyer with proceeds sufficient to pay the Estimated Purchase Price, the Payoff Indebtedness by virtue of funding term loans contemplated by the Intercompany Loan Agreement, and related fees and expenses payable by Buyer on the Closing Date (the “Required Amounts”).

Section 4.13          Brokers. There are no Broker Fees payable by or on behalf of Buyer or any of its Subsidiaries in connection with the Transactions for which Seller or any of its Affiliates would be responsible.

Section 4.14          Exclusivity of Representations and Warranties. Neither Buyer nor any of its Subsidiaries or Representatives has made, is making, or shall be deemed to be making, any representation or warranty on behalf of Buyer of any kind or nature whatsoever, oral or written, express or implied, at law or in equity, including as to the accuracy or completeness of any information, documents, or materials regarding Buyer furnished or made available to Seller and its Representatives in any “data rooms,” “virtual data rooms,” management presentations, or in any other form in expectation of, or in connection with, the Transactions, except as expressly set forth in this ARTICLE IV, and Buyer hereby disclaims any such other representations or warranties and any liability or responsibility thereof.

ARTICLE V
COVENANTS

Section 5.1            Conduct the Group Companies’ Business. Except as otherwise expressly required by any other provision of this Agreement, as set forth on Section 5.1 of the Company Disclosure Schedule, or as required by applicable Law, between the date hereof and the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), unless Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall use commercially reasonable efforts to conduct the business of the Group Companies in the Ordinary Course of Business in all material respects and shall cause the Group Companies to use their commercially reasonable efforts to (A) preserve their business organization and assets in all material respects, (B) preserve the current relationships of the Group Companies with customers, suppliers and other Persons with which the Group Companies have significant business relationships in all material respects, and (C) keep and maintain their assets in good repair and normal operating condition in all material respects. Without limiting the generality of the foregoing, except as otherwise expressly required by any other provision of this Agreement, as set forth on Section 5.1 of the Company Disclosure Schedule, or as required by applicable Law, between the date hereof and the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), unless Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned, or delayed, Seller shall cause each Group Company not to, other than as would constitute a Permitted Intercompany Transaction:

(a)            amend its Organizational Documents;

(b)            issue, transfer, sell, pledge or subject to any Encumbrance any of its equity interests, any options, warrants, phantom equity, convertible securities, or other rights of any kind to acquire any equity interests;

(c)            reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire, directly or indirectly, any of its equity interests or make any other change with respect to its capital structure or capital stock;

(d)            acquire any Person, other business organization, or division thereof, or acquire any assets other than assets used by the Group Companies in the Ordinary Course of Business or in accordance with Section 5.1(h);

(e)            enter into or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, reorganization or recapitalization or file (or consent to the filing of) a petition in bankruptcy court;

(f)            declare, set aside, make, or pay any dividend or other distribution (other than dividends and distributions of cash that will be paid prior to the Closing, but subject to the Minimum Cash Requirement and the Minimum Liquidity Requirement) with respect to any of its equity interests;

(g)            (i) enter into any Contract that would be a Material Contract if entered into prior to the date hereof, other than: (A) extensions or amendments of existing Material Contracts on substantially the same terms; or (B) any such Contracts entered into in the Ordinary Course of Business (including Contracts with customers and vendors) and on commercially reasonable terms no less favorable in the aggregate to the Group Companies as compared to Contracts entered into by the Group Companies prior to the date hereof, (ii) terminate or fail to renew any Material Contract other than in the Ordinary Course of Business, or (iii) modify, amend or waive any right of material value under any Material Contract;

(h)            Other than pursuant to a Capex Exception, authorize, or make any commitment with respect to, any single capital expenditure; or fail to make any capital expenditure contemplated by the capital expenditure budget set forth on Section 5.1(h) of the Company Disclosure Schedule, other than in the Ordinary Course of Business;

(i)             (i) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits provided to any current or former employees, officers, directors or other individual service providers of the Group Companies; (ii) grant or announce any cash or equity or equity-based incentive awards, bonus, retention, change in control, transaction, severance or similar compensation, or any increase in the salaries, bonuses, or other compensation or benefits payable by the Group Companies to any current or former employees, officers, directors or other individual service providers except with respect to increases in base salary made in the Ordinary Course of Business for employees with a base annual salary or wage rate of less than $250,000; (iii) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former employee, officer, director or other individual service provider of the Group Companies whose annualized base compensation would exceed $250,000 (provided that, if the Closing has not occurred within six (6) months following the date hereof, then the Group Companies shall be permitted to hire two new employees, or replace any employee whose employment relationship has been terminated, in each case whose annualized base compensation would each exceed $250,000 without obtaining Buyer’s prior written consent); (iv) terminate (other than for cause) any employee, officer, director or other individual service provider of the Group Companies whose annualized base compensation would exceed $250,000; or (v) establish, adopt, amend, modify or terminate any Company Plan (or any plan, policy, program, contract, agreement or arrangement that would be a Company Plan if in existence as of the date hereof); in each case, other than (x) as required by applicable Law or (y) as required by the terms of the Company Plans or any plans, programs, or Contracts existing on the date hereof;

(j)             (i) negotiate, modify, extend, or enter into any CBA or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies, unless otherwise required by applicable Law, (ii) implement any employee layoffs, plant closings, reductions in force, furloughs, or any actions that could implicate the WARN Act, or (iii) waive or release any restrictive covenant obligation of any current or former employee or individual independent contractor;

(k)            make any change in any method of accounting or accounting practice, principle or policy, except as required by applicable Law or IFRS;

(l)             (i) commence any Action in which the amount in controversy exceeds $300,000 or (ii) settle, waive or compromise, or pay or agree to pay $300,000 or more or perform any material obligation in settlement, waiver or compromise of, any pending or threatened material Action (or investigation or inquiry) involving a Group Company or any of its directors, officers, employees or agents or any Company Intellectual Property or Company Plan;

(m)           (i) enter into any new line of business or (ii) abandon or discontinue any existing line of business;

(n)            consent to allow any Insurance Policy to be cancelled or terminated without being replaced on substantially similar terms, or instruct any of the Group Companies’ insurance carriers to decrease any current policy coverage limits or materially change the terms of such coverage, other than to increase coverage in the Ordinary Course of Business;

(o)            modify, amend or terminate, or waive, release or assign any rights or claims with respect to, any confidentiality or standstill Contract to which a Group Company is a party;

(p)            accelerate the collection of accounts receivable or delay the payment of any accounts payable in any material respect, in each case, other than in the Ordinary Course of Business;

(q)            engage in any promotional, sales, discount or other activity that would reasonably be expected to have the effect of accelerating more than $1,000,000 in sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing, other than in the Ordinary Course of Business;

(r)            (i) incur, issue, create, assume, guarantee, endorse or otherwise become liable or responsible for (or enter into any agreement for the incurrence of), or amend, modify, prepay, refinance, cancel or compromise, any Indebtedness in excess of $500,000 individually or $1,000,000 in the aggregate, in each case whether or not evidenced by a note, bond, debenture or similar instrument, or enter into any “keep well” or other agreement to maintain the financial condition of another Person, other than (A) borrowings and repayments of revolving credit borrowings under credit facilities outstanding on the date hereof, in each case, in the Ordinary Course of Business, (B) in accordance with Section 5.14, or claim or waive or release any right of the Group Companies thereunder, or (C) refinancings, replacements, or reallocations of revolving credit facilities outstanding on the date hereof on market terms that do not increase the aggregate amount of outstanding indebtedness for borrowed money of the Group Companies and that (I) do not have a shorter maturity than the revolving credit facility being refinanced, replaced or reallocated, (II) do not have a more comprehensive collateral package than the revolving credit facility being refinanced, replaced or reallocated or (III) do not otherwise adversely impact the ability of the Group Companies to consummate the Transactions, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person;

(s)            other than the sale of inventory in the Ordinary Course of Business, issue, grant, create, sell, transfer, lease, license, mortgage, pledge, create, or incur any Encumbrances (except for any Permitted Encumbrances that do not materially impair the ownership or use of the Purchased Interest or any of the assets of any of the Group Companies) on, or otherwise encumber, any assets of the Group Companies or the Purchased Interest;

(t)            (i) make, change or revoke any entity classification or other material election relating to Taxes; (ii)  make any change in any method of Tax accounting or Tax accounting practice or policy or change any annual Tax accounting period; (iii) file an amended Income Tax Return or other material Tax Return, or file any Tax Return in a manner inconsistent with the past practices of the Group Companies (except as required by applicable Law); (iv) enter into any closing or similar agreement with a Governmental Authority with respect to Taxes; (v) file any ruling or request for a ruling with any Governmental Authority that relates to Taxes or Tax Returns of any Group Company; (vi) settle, compromise or abandon any action, audit or examination in respect of any Taxes or Tax Return or any material claim or assessment with respect to Taxes; (vii) extend or waive the applicable statute of limitations with respect to any Tax of such Group Company (other than those obtained in connection with an automatic extension of time to file a Tax Return obtained in the Ordinary Course of Business); or (viii) surrender any right to claim a material refund of Taxes or fail to pay any material amount of Tax as it becomes due;

(u)            other than the sale of inventory in the Ordinary Course of Business, sell, assign, transfer, lease, abandon, or otherwise dispose of, allow to let lapse, terminate or expire, fail to enforce, maintain or protect, or suffer or impose any Encumbrance (other than Permitted Encumbrances) on its property or assets, or any portion thereof, that are material, individually or in the aggregate, to the Group Companies (including Intellectual Property); or

(v)            agree, authorize or commit to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Notwithstanding the foregoing, the Group Companies may use all available Cash to pay any Transaction Expenses or Indebtedness, or for any other purpose, in each case, prior to the Reference Time; provided, in no event shall the foregoing result in the Group Companies (x) holding an amount of Cash as of the Reference Time equal to less than $50,000,000 (the “Minimum Cash Requirement”) or (y) having undrawn capacity under the local revolving credit facilities set forth on Section 5.1 of the Company Disclosure Schedule (in the aggregate) as of the Reference Time of less than $50,000,000 (the “Minimum Liquidity Requirement”). Nothing contained in this Agreement or any Ancillary Agreement shall be deemed to give Buyer, directly or indirectly, the right to control the businesses and operations of the Group Companies prior to the Closing. Prior to the Closing, the Group Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control over their businesses and operations.

Section 5.2            Conduct of Buyer’s Business. Except as otherwise contemplated by any other provision of this Agreement or as required by applicable Law, between the date hereof and the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), unless Seller shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned, or delayed, Buyer shall use its commercially reasonable efforts to conduct its business, and shall cause its Subsidiaries to use their commercially reasonable efforts to conduct their respective businesses, in the Ordinary Course of Business in all material respects, and Buyer shall not, and shall cause its Subsidiaries not to:

(a)            amend its Organizational Documents in a manner that would adversely affect the Transactions or the AAR Preferred Shares; or

(b)               enter into any plan or agreement of merger or consolidation with respect to Buyer that would result in an AAR Change of Control (as defined in the LLC Agreement), except to the extent Seller would be entitled to receive the Cash Purchase Price and the right to receive the same cash, securities or other property into which the AAR Share Consideration would be converted had it been issued as of the date of such AAR Change of Control (as defined in the LLC Agreement) (or, if an election is offered, Seller shall have the right to make the same election as the common stockholders of Buyer, subject to proration or any other limitations set forth in the agreement underlying such merger or consolidation); or

(c)            agree to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 5.3            Access to Information.

(a)            From the date hereof until the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), upon reasonable advance written notice, the Company shall afford Buyer and its Representatives reasonable access to the properties, offices, plants and other facilities, and books and records of the Group Companies for any reasonable purpose related to this Agreement, the Ancillary Agreements, and the Transactions; provided that any such access shall be conducted at Buyer’s sole cost and expense, during normal business hours, under the supervision of the Company’s personnel, in such a manner as not to unreasonably interfere with the normal operations of the Group Companies, and be subject to the confidentiality and use terms of the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, no Group Company shall be required to provide access to any information to Buyer or its Representatives if the Company determines, in its sole discretion, that: (i) such access would jeopardize any attorney-client or other legal privilege (provided, that Seller or the applicable Group Company has used commercially reasonable efforts to seek to provide access to such information or the maximum permissible portion thereof in a manner that does not waive such privilege); or (ii) such access would be prohibited under any applicable Laws or any Contract entered into prior to the date hereof (provided, that Seller or the applicable Group Company has used commercially reasonable efforts to provide access to such information or the maximum permissible portion thereof in a manner that does not violate such prohibition). The Parties agree that, notwithstanding anything to the contrary in this Agreement, in no event shall Buyer, any Affiliate of Buyer, or any Financing Source be entitled to review or access the Tax Returns, workpapers or other similar information of Seller.

(b)            From the date of this Agreement until the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), each Party shall give prompt written notice to the other Party upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the Transactions (excluding ordinary course discussions with Governmental Authorities where the applicable Governmental Authority has not raised any material issues with respect to the Transactions and has not indicated that its consent is or may be required for the Transactions), (ii) any written notices or other written communications with third Persons (including Governmental Authorities) alleging that the consent of such Person is or may be required with respect to the Transactions; (iii) the institution of any material Action, audit, examination or investigation involving any Group Company or Buyer or any of its Affiliates, as applicable; (iv) any material confidential information of the Group Companies or Buyer or any of its Affiliates, as applicable, becoming compromised; or (v) any breach or inaccuracy of any of the representations, warranties, covenants or agreements of the applicable Party contained in this Agreement that, in each case, would reasonably be expected to give rise to the failure of a condition set forth in ARTICLE VII being satisfied. No disclosure by a Party pursuant to the immediately preceding sentence, however, shall be deemed to amend or supplement the Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant or to limit or otherwise affect the remedies available hereunder to Buyer or Seller, as applicable.

(c)            In order to facilitate the resolution of any claims made against or incurred by Seller (as it relates to the Group Companies), for a period of seven (7) years after the Closing, Buyer shall use reasonable best efforts to: (i) retain the books and records held by the Group Companies relating to periods prior to the Closing; and (ii) afford the Representatives of Seller reasonable access (including the right to make, at Seller’s sole cost and expense, copies thereof), during normal business hours, to such books and records; provided, that Seller, as a condition to the fulfillment of any such access request, shall reimburse Buyer or its Affiliates, as applicable, for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such access request. Notwithstanding the foregoing, (i) any such access rights shall be exercised in such manner as not to interfere unreasonably with the conduct of the business of the Group Companies, Buyer or any of its Affiliates, (ii) Buyer may withhold any document (or portions thereof) or information to the extent that (x) it may not be disclosed under applicable Law or pursuant to the terms of a non-disclosure agreement with or confidentiality obligation to a third party; provided, that Buyer shall use commercially reasonable efforts to provide access to such information in a manner that does not violate such restriction, or (y) the disclosure would cause Buyer or any Group Company to waive its attorney-client or other legal privilege with respect to such information; provided, that Buyer shall use commercially reasonable efforts to provide access to such information in a manner that does not waive such privilege, or (z) would result in the disclosure of competitively sensitive information; provided, that Buyer shall use commercially reasonable efforts to provide access to such information in a manner that does not result in such disclosure of competitive sensitive information, and (iii) if Buyer or any of its Subsidiaries (including, for the avoidance of doubt, the Group Companies following the Closing), on the one hand, and Seller or any of its Affiliates or direct or indirect equityholders, on the other hand, are adverse parties in an Action and such information is reasonably pertinent thereto. The Parties agree that, notwithstanding anything to the contrary in this Agreement, in no event shall Seller be entitled to review or access the Tax Returns, workpapers or other similar information of Buyer Consolidated Tax Group.

Section 5.4            Confidentiality. Each of the Parties shall hold, and shall cause its Affiliates and Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other Parties in connection with the Transactions pursuant to the terms of the Confidentiality Agreement, which shall continue in full force and effect (including with respect to Section 5 and Section 20 thereof) until the Closing Date, at which time the Confidentiality Agreement and the obligations of the Parties under this Section 5.4 shall terminate; provided that, after the Closing Date, the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Group Companies and their respective businesses. If for any reason this Agreement or any Ancillary Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in the Confidentiality Agreement, Buyer may initiate contact with and pursue potential Debt Financing Sources and may, subject to prior consultation with Seller, initiate contact with the Group Companies’ existing lenders, noteholders and other financing counterparties, in each case in connection with the Transactions, the Debt Financing and the payoff of the Payoff Indebtedness; provided that any such contact shall be subject to the confidentiality and use restrictions applicable to Buyer and its Representatives under the Confidentiality Agreement.

Section 5.5            Public Announcements. On and after the date hereof and through the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), the Parties shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement, the Ancillary Agreements, or the Transactions, and none of the Parties shall issue any press release or make any public statement prior to obtaining the other Parties’ prior written consent, except that no such approval shall be necessary to the extent (a) disclosure may be required by applicable Law and the rules of any stock exchange on which the securities of Buyer may be listed from time to time, (b) each Party and its respective Affiliates shall be permitted to issue further press releases, make public announcements and communicate with equityholders, partners, lenders, investors, employees, customers and suppliers, without the consent or participation of the other Party or any other Person so long as any such subsequent press release or public announcement does not contain any material information that was not previously disclosed in accordance with this Section 5.5, provided, in the case of this clause (b), the disclosing Party shall provide to the other Party, to the extent reasonably practicable, a reasonable opportunity to review and comment upon such press release or other announcement or disclosure in advance and shall give good faith consideration to any of the other Party’s good faith and timely delivered comments, and (c) Buyer shall have the right, without the need to obtain any prior consent from Seller or any other Person to file a copy of this Agreement and any Ancillary Agreement with the SEC and include a summary thereof in connection with such filing.

Section 5.6            Consents and Filings; Further Assurances.

(a)            After the date hereof and through the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), each of the Parties shall use all reasonable best efforts to take, or cause to be taken, all appropriate actions to do, or cause to be done, all things necessary, proper, or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to: (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications, and orders as are necessary for the consummation of the Transactions; and (ii) as promptly as practicable make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Ancillary Agreements required under any applicable Competition Law or any other applicable Law. Buyer shall pay all filing fees under any applicable Competition Law.

(b)            Without limiting the generality of the Parties’ undertaking pursuant to Section 5.6(a), after the date hereof and through the Closing Date, each Party shall, and shall cause its Subsidiaries to, (i) use reasonable best efforts to avoid, resist, resolve, or, if necessary, defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order, or judgment (whether temporary, preliminary, or permanent) that would prevent the Closing by the Outside Date, (ii) take the actions set forth on Schedule 5.6(b) attached hereto (the “Regulatory Actions”), and (iii) refrain from agreeing to or consummating any transactions that would be reasonably expected to prevent or materially delay the Closing or the removal of any impediments to the Closing under any Competition Law. For the avoidance of doubt, the reasonable best efforts required (i) of Buyer do not include any requirement to divest, otherwise dispose of, or accept any limitation on its freedom of action with respect to any assets, properties or businesses owned by it or any of its Affiliates prior to the Closing, or any assets, properties or businesses of the Group Companies located outside the United States and (ii) of Seller do not include any requirement to divest, otherwise dispose of, or accept any limitation on its freedom of action with respect to any assets, properties or businesses owned by Seller or any of its Affiliates located in El Salvador. Buyer shall determine the strategy to be pursued in seeking to remove impediments to the Closing under Competition Laws after considering the reasonable views of Seller in good faith.

(c)            After the date hereof and through the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1): each of the Parties shall consult and reasonably cooperate with the other Parties and promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement or any Ancillary Agreement and permit the other Parties to review in advance any proposed substantive communication by such Party to any Governmental Authority; no Party shall agree to participate in any substantive meeting with any Governmental Authority in respect of any filing, investigation, or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting; subject to the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods; and subject to the Confidentiality Agreement and subject to all applicable privileges (including the attorney-client privilege), the Parties shall provide each other with copies of all correspondence, filings, or communications between them or any of their respective Affiliates or Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, the Ancillary Agreements, or the Transactions (except copies of HSR Act filings, which need not be provided). Each of the Parties may, as it deems advisable and necessary, reasonably withhold or redact materials due to confidentiality or privilege concerns, or designate any competitively sensitive material provided to the other Party under this Section 5.6(c) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the receiving Party and shall not be disclosed by such outside legal counsel to employees, officers, or directors of the receiving Party, unless express written permission is obtained in advance from the source of such materials.

(d)            Certain consents and waivers with respect to the Transactions may be required from parties to Contracts to which a Group Company is a party that have not been and may not be obtained. Neither Seller nor any Group Company shall have any liability to Buyer arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the Transactions or because of the termination of any Contract as a result thereof, and neither Seller nor any Group Company shall be required to incur any costs or expenses in obtaining any such consents or waivers. Buyer further acknowledges and agrees that obtaining any such consents or waivers shall not be a condition to closing under ARTICLE VII.

Section 5.7            D&O Indemnification and Insurance.

(a)            Buyer shall indemnify and hold harmless each past and present director, officer, and employee of the Group Companies (the “D&O Indemnified Persons”) from and against any losses in connection with any threatened, pending, or completed Action arising out of or pertaining to any action or omission occurring on or prior to the Closing Date (including any which arise out of or relate to the Transactions), whether asserted or commenced prior to or after the Closing Date, to the fullest extent required or permitted by the provisions as in effect on the Closing Date of the Group Companies’ Organizational Documents or pursuant to applicable Law with respect to the indemnification of each D&O Indemnified Person. Any D&O Indemnified Person seeking to claim indemnification under this Section 5.7(a), upon learning of any indemnifiable claim, shall notify Buyer (provided, the failure to so notify shall not relieve Buyer or any applicable Group Company from any obligations that they may have under this Section 5.7(a) except to the extent such failure prejudices such party’s position in respect of such claim).

(b)            Buyer agrees that all rights to indemnification or exculpation now existing in favor of the D&O Indemnified Persons, as provided in the Group Companies’ Organizational Documents, shall survive the Closing and shall continue in full force and effect for a period of not less than six years and that the Group Companies shall perform and discharge the obligations to provide such indemnity and exculpation after the Closing; provided that all rights to indemnification and exculpation in respect of any Action arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six-year period shall continue until the final disposition of such Action. From and after the Closing, Buyer shall not, and shall cause each of its Subsidiaries (including, after the Closing, the Group Companies) not to, amend, repeal, or otherwise modify the indemnification provisions of its Organizational Documents as in effect at the Closing in any manner that would materially and adversely affect the rights thereunder of the D&O Indemnified Persons.

(c)            For a period of six (6) years following the Closing Date, Buyer shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Group Companies or cause to be provided substitute policies or purchase, or cause the Group Companies to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are at least as favorable as the policy currently in effect with respect to actions and omissions occurring prior to the Closing Date; provided, that the aggregate cost of the “tail policy” shall not exceed 300% of the last annual premium paid by the Group Companies in the aggregate prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. The “tail policy”, if obtained pursuant to the immediately preceding sentence, shall be the primary source of coverage and recovery for any D&O Indemnified Person with respect to any act or omissions occurring at or prior to the Closing. Recovery under such policy must be fully exhausted or denied prior to any D&O Indemnified Person seeking indemnification under Section 5.7(a). The fees, costs, and expenses incurred in connection with such “tail policy” shall be paid solely by Seller and shall be deemed a Transaction Expense.

(d)            In the event Buyer, the Group Companies, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Buyer shall make proper provision so that the successors and assigns of Buyer or the Group Companies, as applicable, shall assume the obligations set forth in this Section 5.7.

(e)            The provisions of this Section 5.7 shall survive the consummation of the Closing and continue for the periods specified herein. This Section 5.7 is intended to benefit the D&O Indemnified Persons, each of whom may enforce the provisions of this Section 5.7 (whether or not Parties). Each of the Persons referenced in the immediately preceding sentence are intended to be third-party beneficiaries of this Section 5.7.

Section 5.8            R&W Insurance Policy.

(a)            Notwithstanding anything in this Agreement to the contrary, and for the avoidance of doubt, Buyer acknowledges and agrees that, subject to Seller’s timely payment of its portion of the costs of the R&W Insurance Policy set forth in Section 10.1, the obtaining of the R&W Insurance Policy by Buyer is not a condition to the Closing of Buyer, and Buyer shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.3, to consummate the Transactions.

(b)               Promptly following the execution of this Agreement, Buyer shall: (i) take all actions reasonably necessary to bind the R&W Insurance Policy; (ii) execute and enter into the R&W Insurance Policy at or prior to the Closing on terms and in the form attached hereto as Exhibit F, which such policy shall, for the avoidance of doubt, include terms satisfactory to Seller to the effect that the R&W Insurer waives its rights to bring any claim against Seller (or any past, present or future, direct or indirect Affiliate, equityholder, shareholder, member, partner, stockholder, employee, director, officer, manager, agent, attorney, advisor or representative (or the functional equivalent of any such position) of Seller) by way of subrogation, claim for contribution, or otherwise, other than claims by way of subrogation against Seller (or any past, present or future, direct or indirect Affiliate, equityholder, shareholder, member, partner, stockholder, employee, director, officer, manager, agent, attorney, advisor or representative (or the functional equivalent of any such position) of Seller) to the extent that the relevant losses arose out of Fraud; and (iii) ensure that the terms set forth in clause (ii) are held by Buyer in trust for Seller, Seller Members, and their respective equityholders, directors, officers, managers, employees, and Representatives as third-party beneficiaries with respect to such waiver.

(c)               On the Closing Date, Buyer shall: (i) assign to JVCo or another entity agreed in writing between the Parties (the “Designated Insured”) all of the Buyer’s rights, benefits, interests, and obligations under or in connection with the R&W Insurance Policy and shall procure the assumption by, the Designated Insured of all of Buyer’s duties and obligations under or in connection with the R&W Insurance Policy (together, the “RWI Assignment”), such RWI Assignment to take effect simultaneously with, and be conditioned upon, the occurrence of the Closing; and (ii) cause the Designated Insured to agree in writing to be bound by, and to comply with, all of the obligations of Buyer under this Section 5.8 as if the Designated Insured were “Buyer” for the purposes of such provisions.

(d)            After the Closing, Buyer agrees that it shall (i) not agree to any amendment, variation, or waiver of the R&W Insurance Policy as may be reasonably expected to materially and adversely affect the indemnification obligations of Seller under this Agreement, without Seller’s prior written consent; and (ii) use reasonable best efforts, to the extent any action is in Buyer’s control, to maintain the effectiveness of the R&W Insurance Policy in accordance with its terms.

Section 5.9            Employee Matters.

(a)            Each employee who is employed by a Group Company immediately prior to the Closing shall be a “Company Employee”. During the period commencing on the Closing Date and ending on the date that is twelve (12) months following the Closing Date or, if earlier, the date of the Company Employee’s termination, Buyer shall, or shall cause the Group Companies or an applicable Subsidiary of Buyer to, provide each Company Employee with: (i) base salary or hourly wages and short-term target cash bonus opportunities which are no less, in the aggregate, than the base salary or hourly wages and short-term target cash bonus opportunities provided by the Group Companies immediately prior to the Closing (excluding any discretionary, one-time, signing, change in control, transaction, retention, long-term incentive or equity or equity-based compensation or opportunities); and (ii) retirement and welfare benefits (excluding any equity or equity-based benefits or any retention, change in control or transaction benefits (collectively, “Excluded Benefits”)) that are substantially comparable in the aggregate to, at the discretion of Buyer: (x) those benefits (other than Excluded Benefits) provided by the Group Companies immediately prior to the Closing under the Company Plans set forth on Sections 3.14(a) and 3.14(b) of the Company Disclosure Schedule; (y) those benefits (other than Excluded Benefits) provided to similarly situated employees of Buyer or Buyer’s applicable Subsidiary; or (z) a combination of (x) and (y) transaction benefits. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a CBA shall be governed by the applicable CBA until the expiration, modification or termination of such CBA in accordance with its terms or applicable Law.

(b)            For eligibility and vesting purposes (other than vesting of future equity awards) and determining level of paid time off benefits under the employee benefit plans, programs, and arrangements established or maintained by Buyer, the Group Companies, and Buyer’s Subsidiaries in which Company Employees may be eligible to participate after the Closing (the “New Benefit Plans”), each Company Employee shall be credited with the same amount of service as was credited for the same purpose by the Group Companies as of the Closing under corresponding Company Plans; provided that such crediting of service shall not operate: (x) to duplicate any compensation or benefit or the funding of any benefit; or (y) in connection with any Excluded Benefits. In addition, and without limiting the generality of the foregoing, for the plan year which includes the Closing Date, Buyer shall use commercially reasonable efforts to: (i) with respect to any group welfare New Benefit Plan in which the Company Employees may be eligible to participate following the Closing, cause each Company Employee to immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a corresponding Company Plan in which such Company Employee was eligible to participate immediately before such commencement of participation (such plans, collectively, the “Old Benefit Plans”); and (ii) for purposes of each New Benefit Plan providing group medical, dental, pharmaceutical, or vision benefits to any Company Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any corresponding Company Plan; and (iii) cause any eligible expenses paid by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Benefit Plan ending on the date such Company Employee’s participation in the corresponding group health New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the same plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(c)            This Section 5.9 shall be binding upon and inure solely to the benefit of the Parties and nothing in this Section 5.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.9. Without limiting the foregoing, no provision of this Section 5.9 (i) shall create any third-party beneficiary rights in any Person, including any current or former director, officer, manager, employee, or consultant of any of the Group Companies, (ii) shall be construed to establish, amend or modify any benefit or compensation plan, program, policy, contract, agreement or arrangement, (iii) shall alter or limit Buyer’s or Buyer’s Affiliates’ (including the Group Companies’ following the Closing) ability to amend, modify or terminate any particular benefit or compensation plan, program, policy, contract or arrangement at any time, or (iv) is intended to confer upon any current or former director, officer, manager, employee, or consultant of any of the Group Companies any right to employment or engagement or continued employment or engagement (or resumed employment or engagement) for any period of time or any right to a particular term or condition of employment or any other matter.

Section 5.10          Exclusive Dealing. During the period from the date hereof through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Seller and the Company shall not (and shall cause their Representatives and the Group Companies not to), directly or indirectly, (a) take any action to knowingly encourage, initiate, solicit, facilitate or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and its Subsidiaries and Representatives) concerning any purchase of the Purchased Interest or any merger, sale of a material portion of the assets of the Group Companies (on a consolidated basis), reorganization, restructuring, consolidation, liquidation, dissolution, joint venture or similar transaction involving the Group Companies (other than assets sold in the Ordinary Course of Business) (an “Acquisition Proposal”), or (b) enter into any agreements, letter of intent, other instruments (whether or not binding) or other arrangement or understanding regarding an Acquisition Proposal. Seller and the Company shall immediately (x) cease and cause to be terminated, and shall cause their respective Affiliates and all of their respective Representatives to as promptly as practicable cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted prior to the date hereof with respect to, or that could lead to, an Acquisition Proposal, and (y) instruct any third parties to return or destroy all confidential information of the Group Companies provided to such party in connection with such party’s consideration of an Acquisition Proposal. Seller and the Company will promptly (but in any event within one (1) Business Day) notify Buyer in the event that Seller or the Company or any of their respective Affiliates or Representatives receive any request for information or proposal relating to a potential Acquisition Proposal during the period beginning on the date hereof and ending on the Closing Date (or until such earlier time as this Agreement is terminated in accordance with Section 9.1) (such notice to include the material terms thereof, including, subject to any confidentiality obligations of Seller or any of its Affiliates, the identity of the Person or group of Persons involved). Seller or the Company shall promptly (but in any event within one (1) Business Day) furnish Buyer with a copy of any written offer or other information or correspondence that it receives relating to an Acquisition Proposal.

Section 5.11          Other Transactions. Except as required by this Agreement, neither Buyer nor its Affiliates shall acquire (whether via merger, consolidation, equity or asset purchase, or otherwise), or agree to so acquire, any material amount of assets or any equity of any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining, or materially increase the time to obtain, any authorization, consent, order, declaration, or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any waiting period under any Competition Laws; or (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, or materially increase the risk of not being able to remove, or increase the time to remove, any such order on appeal or otherwise.

Section 5.12           Termination of Affiliate Agreements. Buyer may, by written notice delivered to Seller at any time prior to the Closing and with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), designate any Affiliate Transactions to be terminated at the Closing (such designated Affiliate Transactions, the “Terminated Affiliate Transactions”). Seller and the Company shall cause all Terminated Affiliate Transactions to be terminated at Closing without any ongoing obligation or liability of any party thereto, and Seller and the Company shall take such action as may be necessary so that, effective as of the Closing, there shall be no Liabilities owed to or from any Group Company, on the one hand, and any Related Party, on the other hand, with respect to such Terminated Affiliate Transactions.

Section 5.13          Third Party Consents. During the period from the date hereof through the Closing (unless this Agreement is earlier terminated in accordance with Section 9.1), subject to reasonable consultation with Buyer, if Buyer so requests in writing, Seller and the Company shall, and shall cause the Group Companies to, use their respective reasonable best efforts to seek as promptly as practicable after the date of this Agreement the consents and notices set forth on Section 3.5 of the Company Disclosure Schedule; provided, that (a) Seller and the Group Companies shall not be required to, and shall not, without the prior written consent of Buyer, grant any consideration, or pay any fee or other similar payment to, or make any non-monetary concession to any third party from whom consent or approval is required or requested in order to obtain such consent or approval; and (b) for the avoidance of doubt, in no event shall the receipt of any such consents or the provision of any such notices be a condition to the obligations of Buyer to consummate the Transactions.

Section 5.14          Resignations. Except as otherwise set forth in the LLC Agreement, during the period from the date hereof through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Seller shall use commercially reasonable efforts to deliver at Closing the duly executed resignations or evidence of removal, in each case, in form and substance reasonably satisfactory to Buyer (effective as of the Closing) of all directors, managers and officers of any Group Company as may be requested by Buyer in writing and delivered to Seller not less than fifteen (15) Business Days prior to the Closing Date.

Section 5.15          280G Matters. No later than five (5) Business Days prior to the Closing Date, Seller shall (i) use its commercially reasonable efforts to secure from any Person who (a) is a “disqualified individual” (as defined in Section 280G of the Code) and (b) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (such waived portion of any payments and/or benefits, “Waived 280G Benefits”), and (ii) for all such obtained waivers, submit for approval by Seller’s and/or the applicable Group Companies’ shareholders entitled to vote on such matters the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. Neither Seller nor any Group Company or its Affiliates shall pay or provide or permit any disqualified individual to retain any of the Waived 280G Benefits, if such Waived 280G Benefits are not approved by the applicable shareholders as contemplated above. No later than three (3) Business Days prior to soliciting such waivers and approval, Seller shall provide drafts of such waivers and approval materials (including all supporting calculations) to Buyer and shall incorporate, in good faith, all of Buyer’s reasonable comments to such materials. Prior to the Closing Date, Seller shall deliver to Buyer evidence reasonably satisfactory to Buyer that (x) a vote of the applicable shareholders was obtained in conformance with Section 280G of the Code and the regulations thereunder, or (y) such requisite shareholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be retained, paid or provided. Notwithstanding the foregoing, to the extent that any contract, agreement, term sheet, plan, or other arrangement (whether written or unwritten) is entered into or promised by Buyer or any of its Affiliates and a “disqualified individual” in connection with the Transaction prior to the Closing Date (a “Buyer Arrangement”), Buyer shall provide a copy or material details of such Buyer Arrangement to the Company no later than ten (10) Business Days prior to the distribution of any waivers described above and shall cooperate with the Company and its Representatives in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid, granted or provided in connection with the transactions contemplated by this Agreement that could constitute a “parachute payment” under Section 280G of the Code. To the extent any Buyer Arrangement is not disclosed to the Company within a reasonable period of time prior to the distribution of any waivers contemplated herein, compliance with this Section 5.15 shall be determined as if such Buyer Arrangement did not exist.

Section 5.16          Debt Financing.

(a)            Buyer shall, taking into account the Marketing Period and assuming the cooperation required by Section 5.16, and shall cause its Subsidiaries to, use commercially reasonable efforts to take, or to cause to be taken, all actions within its reasonable control necessary, proper or advisable to obtain the Debt Financing reasonably necessary to fund the Required Amounts on the terms and subject to the conditions contained in the Debt Commitment Letter, including using commercially reasonable efforts to, as promptly as reasonably practicable after the date hereof and in any event prior to the Closing Date:

(i)            negotiate and enter into definitive financing agreements with respect to the Debt Financing (the “Definitive Debt Financing Agreements”) on terms that are, with respect to availability (including the timing and amount thereof), enforceability, termination or confidentiality, consistent (unless otherwise acceptable to Buyer) or not materially less favorable to Buyer, taken as a whole, than the conditions contained in the Debt Commitment Letter (including any “market flex” terms and conditions), or on other terms that would not reasonably be expected to (A) prevent, materially delay, or materially impede the Closing, (B) impose new or additional conditions or contingencies or adversely amend or expand the conditions relating to receipt or funding of the Debt Financings beyond those expressly set forth in the Debt Commitment Letter on the date hereof, (C) adversely impact the ability of Buyer to enforce its rights against any of the Debt Financing Sources party to the Debt Commitment Letter or Definitive Debt Financing Agreements or (D) reduce the aggregate amount of the proceeds of the Debt Financing, together with cash on hand, availability under existing or amended revolving facilities, intercompany financing arrangements, and other available sources of funds, to an amount less than the Required Amounts (the items in clause (A)-(D), the “Prohibited Modifications”);

(ii)           maintain in effect the Debt Commitment Letter, subject to any amendment, replacement, supplement, termination, modification, or waiver permitted therein or herein, it being understood that Buyer shall not consent to any Prohibited Modifications;

(iii)          satisfy or obtain a waiver of all conditions in the Debt Commitment Letter and Definitive Debt Financing Agreements that are applicable to, and within the reasonable control of, Buyer and necessary to enable the consummation of the Debt Financing concurrently with or prior to the Closing and cause the Debt Financing Sources to comply with their funding obligations thereunder at or prior to the Closing;

(iv)          pay in a timely manner any commitment or other fees that are or become payable under the Debt Commitment Letter or any Definitive Debt Financing Agreement;

(v)           obtain any ratings from rating agencies reasonably required in connection with the Debt Financing; and

(vi)          assuming all conditions to funding contained in the applicable Debt Commitment Letter have been satisfied or waived, consummate the Debt Financing concurrently with or prior to the Closing; provided that nothing in this Section 5.16(a) will limit the ability of Buyer or its Affiliates to pursue the Debt Financing in any manner not otherwise prohibited by this Agreement.

(b)            Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail, upon Seller’s reasonable written request, with respect to material developments concerning the status of the Debt Financing.

(c)            Buyer and its Affiliates shall have the right from time to time to amend, replace, restate, supplement, terminate, or otherwise modify, or waive any right or provision under, any Debt Commitment Letter or Definitive Debt Financing Agreement, including to reduce commitments under or terminate any such document in order to obtain alternative sources of financing in lieu of all or any portion of the Debt Financing, including through an amendment or extension of any revolving credit facility, intercompany debt arrangement, bridge facility, term loan facility, or one or more offerings or private placements of debt securities; provided that Buyer shall not agree to any such amendment, replacement, supplement, termination, modification, or waiver if it would reasonably be expected to result in a Prohibited Modification. For the avoidance of doubt, adding lenders, lead arrangers, purchasers, investors, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof and the exercise of any “market flex” provisions shall not, for the purposes of this Section 5.16(c), be deemed to result in a Prohibited Modification.

(d)            In the event (x) any portion of the Debt Financing that, together with cash on hand, availability under existing or amended revolving facilities, intercompany financing arrangements, and other available sources of funds, is necessary to fund the Required Amounts becomes unavailable, Buyer shall promptly notify Seller in writing of such unavailability and shall use commercially reasonable efforts to obtain, as promptly as practicable following such event, alternative debt or other financing for such unavailable portion from the same or alternative sources, in an amount sufficient, when taken together with any remaining available Debt Financing and cash on hand, availability under existing or amended revolving facilities, intercompany financing arrangements, and other available sources of funds, to fund the Required Amounts, on terms not less favorable to Buyer, taken as a whole, than those contained in the Debt Commitment Letter (including any “market flex” terms) or otherwise acceptable to Buyer in its sole discretion or (y) Buyer elects in its sole discretion to replace all or any portion of the Debt Financing with alternative debt or other financing, including through an amendment or extension of an existing revolving credit facility, intercompany debt arrangement, bridge facility, term loan facility, or one or more offerings or private placements of debt securities, which shall not include any Prohibited Modifications (in each case, “Alternative Financing”). Without limiting the foregoing, Buyer shall notify Seller as soon as reasonably practicable if Buyer becomes aware of any actual material breach, default, repudiation, cancellation, or termination of any Debt Commitment Letter or Definitive Debt Financing Agreement by any Debt Financing Source party thereto, or if Buyer determines in good faith that it will not be able to obtain any portion of the Debt Financing that, together with cash on hand, availability under existing or amended revolving facilities, intercompany financing arrangements, and other available sources of funds, is necessary to fund the Required Amounts prior to Closing; provided that Buyer may withhold information if disclosure would waive privilege, work product protection, or confidentiality obligations of Buyer or its Affiliates. The provisions of this Section 5.16 shall apply to any Alternative Financing mutatis mutandis. Notwithstanding anything to the contrary in this Agreement, Buyer’s commercially reasonable efforts shall not require Buyer to seek equity financing from any source other than the Equity Financing or pay more fees, original issue discounts or incur an increase in pricing relative to the pricing terms of the Debt Commitment Letter as in effect on the date of this Agreement (whether to secure waiver of any conditions contained therein or otherwise).

Section 5.17          Financing Cooperation.

(a)            Subject to Section 5.17(b), during the period from the date hereof through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Seller shall use commercially reasonable efforts, and shall cause the Group Companies to use commercially reasonable efforts, and shall use commercially reasonable efforts to cause their respective Representatives (including legal counsel, auditors and accounting advisors) to use commercially reasonable efforts, to provide customary, reasonable, and timely cooperation reasonably requested by Buyer, and Buyer’s Representatives, or the Debt Financing Sources, at Buyer’s sole cost and expense, in connection with arranging, obtaining, amending, extending, replacing, refinancing, marketing, syndicating, or otherwise consummating the Debt Financing, including any amendment or extension of Buyer’s or its Subsidiaries’ existing or new revolving credit facilities, any intercompany financing arrangement, any bridge financing, and any bond or other debt securities take-out of any bridge financing, including the following:

(i)            furnishing, on a confidential basis, to Buyer and its Debt Financing Sources as promptly as reasonably practicable, the Required Information and such further information as may be reasonably necessary for the Required Information to remain Compliant, including information necessary for Buyer to prepare pro forma financial statements, calculate pro forma EBITDA and related leverage ratios, or keep such information current;

(ii)           using commercially reasonable efforts to, and causing the Group Companies and their independent auditors to use commercially reasonable efforts to, provide Buyer and its accountants with access to the Group Companies’ books, records, work papers and auditors, and such financial data as is reasonably necessary, to enable Buyer to prepare any conversion, reconciliation or restatement of the Group Companies’ IFRS financial statements to GAAP, or any preparation of financial statements of the Group Companies in accordance with GAAP, to the extent reasonably required by Buyer in connection with the Debt Financing or any Alternative Financing; provided that Seller shall not be required to change the accounting framework used by the Group Companies for their internal or statutory reporting purposes.

(iii)          causing the Group Companies’ officers and representatives, in each case, with appropriate seniority and expertise, to participate (which may be virtual, telephonic, or in person) in a reasonable number of meetings, drafting sessions, presentations, road shows, rating agency presentations, due diligence sessions, and other customary syndication, marketing, or investor activities with Debt Financing Sources, rating agencies, and prospective lenders or investors, including direct contact between such officers and representatives, on the one hand, and actual or prospective Debt Financing Sources, lenders, arrangers, underwriters, initial purchasers, investors and rating agencies, on the other hand (in each case, at reasonable times and upon reasonable prior notice);

(iv)          (A) assisting with the preparation of appropriate and customary materials for rating agency presentations, confidential information memoranda, lender presentations, offering memoranda, private placement memoranda, prospectuses, offering circulars, syndication materials, road show materials, bank books, and other marketing materials related to the Debt Financing, including any bridge facility, revolving facility amendment or extension, or bond or other debt securities take-out; and (B) having an officer of the Company execute (1) customary authorization letters with respect to information regarding the Group Companies contained in such materials that authorize distribution of such information to prospective Debt Financing Sources, lenders, initial purchasers, underwriters, purchasers, and investors and (2) upon request of Buyer, customary management representation letters and Chief Financial Officer certificates with respect to the financial information included in such marketing materials;

(v)           using commercially reasonable efforts to cause the Group Companies’ independent auditor to provide customary assistance in connection with the Debt Financing and the Equity Financing (including any Current Report on Form 8-K, registration statement or prospectus filed in connection with such financing), including (A) providing customary comfort letters, including customary negative assurance comfort, change period comfort, bring-down comfort and drafts thereof, in connection with any capital markets transaction comprising a part of the Debt Financing, in each case in form and substance customary for private placements of high yield debt securities to the extent applicable, (B) providing customary consents to the inclusion or incorporation of its audit reports with respect to any financial statements included in the applicable financing materials, (C) participating in a reasonable number of due diligence sessions at reasonable times and upon reasonable prior notice, and (D) providing customary representation letters to the extent required by such independent auditor in connection with the foregoing;

(vi)          facilitating the provision of guarantees by the Group Companies and, if applicable, the pledging of collateral of the Group Companies required in connection with the Debt Financing, any revolving facility amendment or extension, bridge facility, or bond or other debt securities take-out; provided that no such guarantees or pledges shall be effective prior to the Closing;

(vii)         assisting in the preparation of, and executing and delivering, documents related to the Definitive Debt Financing Agreements, including: (A) credit agreements, amendments, joinders, indentures, supplemental indentures, securities purchase agreements, underwriting agreements, notes, officer’s certificates, collateral documents (if applicable), and certificates, documents, or instruments that facilitate the creation or perfection of Encumbrances securing the Debt Financing (if applicable), in each case, as reasonably requested by Buyer or the Debt Financing Sources; and (B) other financing deliverables required as a condition to closing the Debt Financing, any revolving facility amendment or extension, bridge facility, or any bond or other debt securities take-out, including customary closing certificates; provided that no such document shall be effective prior to the Closing;

(viii)                 furnishing Buyer and the Debt Financing Sources, at least five (5) Business Days prior to the Closing Date, to the extent reasonably requested in writing at least ten (10) Business Days prior to the Closing Date, with all customary documentation and other information regarding the Group Companies required by any Governmental Authority with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act of 2001 and information regarding beneficial ownership under 31 C.F.R. § 1010.230);

(ix)           take such steps as are reasonably necessary or desirable to take to prepay, repay, refinance, redeem, defease, satisfy, discharge or otherwise address all amounts outstanding under any Payoff Indebtedness or other Indebtedness of the Group Companies to be repaid or refinanced at Closing, or otherwise evidence the payoff of all such Indebtedness, including (A) preparing and submitting customary notices in respect of any such prepayment, repayment, refinancing, redemption, defeasance, satisfaction, discharge or other action; provided that such action shall be contingent upon the occurrence of the Closing, (B) obtaining the Payoff Letters from the applicable agent, lender, trustee or other holder of such Indebtedness or its representative and using commercially reasonable efforts to provide Buyer with drafts thereof not less than three (3) Business Days before the Closing, (C) cooperating in the discharge and release of Encumbrances securing such Indebtedness, including obtaining customary lien termination and other instruments of discharge, in each case in a form reasonably acceptable to Buyer, which discharges and releases shall not be required to take effect before the Closing, and (D) cooperating with Buyer in replacing, cash collateralizing or otherwise backstopping any letters of credit, bank guarantees or similar credit support obligations issued under any such Indebtedness;

(x)            reasonably cooperating with Buyer’s legal counsel and the Debt Financing Sources in connection with any legal opinions or customary back-up certificates that such counsel may be required to deliver in connection with the Debt Financing;

(xi)           reasonably cooperating with marketing, syndication, ratings, underwriting, placement, and investor diligence efforts of Buyer and the Debt Financing Sources for any portion of the Debt Financing, including any bond or other debt securities take-out of any bridge financing;

(xii)          cooperating with Buyer to take such corporate or other organizational action, subject to the occurrence of the Closing, as Buyer may reasonably request to permit the consummation of the Debt Financing, including any revolving facility amendment or extension, bridge facility, intercompany financing arrangement, or bond or other debt securities take-out; and

(xiii)         as soon as reasonably practicable after obtaining actual knowledge thereof, supplementing the written information provided pursuant to this Section 5.17 to the extent that any such information contains any untrue statement of a material fact regarding the Group Companies or omits to state a material fact regarding the Group Companies necessary in order to make such information not misleading, in light of the circumstances under which such statements were made, and from the date on which the Buyer receives the Required Information until the Closing, periodically updating the Required Information as may be necessary so that it remains Compliant and does not result in a restart of the Marketing Period. Without limiting the foregoing, the Group Companies shall deliver to the Debt Financing Sources the financial statements set forth in Section 5.17(e)(A)(i) on the timeline provided in such section.

(b)            Notwithstanding anything in Section 5.17(a) or in this Agreement to the contrary, until the Closing occurs, the cooperation requested by Buyer pursuant to Section 5.17(a) shall not:

(i)            require the entry by any Group Company into any agreement or commitment that would be effective prior to the Closing and that is not contingent on the occurrence of the Closing other than customary consents, representations and authorizations expressly described in clauses (a)(iv) and (v) of this Section 5.17;

(ii)           require any Group Company to pay any commitment or other fee, reimburse any expenses, or otherwise incur any liability or provide any indemnity under any agreement or document related to the Debt Financing, in each case, prior to the Closing Date (unless otherwise simultaneously reimbursed or indemnified by Buyer);

(iii)          unreasonably interfere with the normal operations of any Group Company;

(iv)          provide access to or disclose information that the Company reasonably determines in good faith could result in a waiver of attorney-client privilege, work product doctrine, or similar privilege, or violate any confidentiality requirements applicable to Seller or any Group Company (to the extent such confidentiality requirements were not entered into in contemplation of this Agreement); provided, that Seller and the Group Companies shall use commercially reasonable efforts to provide such access or disclosure in a manner that would not waive such privilege or protection or violate such confidentiality requirements;

(v)           include any actions that the Company reasonably believes in good faith would: (A) result in a violation of any material Contract, or confidentiality agreement or any Law, or the loss of any legal or other privilege; (B) conflict with or violate any Group Company’s Organizational Documents; or (C) cause any representation, warranty, covenant, or other agreement in this Agreement to be breached or any condition set forth in ARTICLE VII to fail to be satisfied; provided that the Seller and the Group Companies shall use commercially reasonable efforts to provide such cooperation in a manner that would not result in any of the foregoing;

(vi)          involve consenting to the pre-filing of UCC-1s or any other grant of Encumbrance that would be effective prior to the Closing;

(vii)         other than as set forth in Section 5.17(a)(iv)(B) with respect to the authorization letters contemplated thereby and any customary certificates or other financing deliverables expressly contemplated by Section 5.17(a) that are conditioned upon the occurrence of the Closing and not effective prior to the Closing, require the giving of representations or warranties to any third parties or the indemnification thereof;

(viii)        require the waiver or amendment of any terms of this Agreement;

(ix)          cause any director, officer, or employee of any Group Company to incur any personal liability in connection with the Debt Financing;

(x)            adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained or take any corporate actions to permit the consummation of the Debt Financing (other than those directors continuing in such roles after Closing, and solely with respect to agreements contingent upon the Closing that would not be effective prior to the Closing);

(xi)           (A) require the Group Companies to prepare projections or other forward-looking information for delivery to third parties; provided that the Group Companies shall provide customary historical and other factual information in their possession that is reasonably requested by Buyer for Buyer’s preparation of projections, pro forma financial information, offering materials, or other financing materials; or (B) require the furnishing of any information that does not pertain to the Group Companies or is not customarily required for financings similar to the Debt Financing;

(xii)          except as expressly set forth herein (including in Section 5.17(d) and Section 5.17(e)), require the delivery of any financial statements of the Group Companies in a form or subject to a different standard than those provided to Buyer on or prior to the date hereof; or

(xiii)         require providing any cooperation or information that is not customary for, or reasonably necessary in connection with, the Debt Financing.

(c)            Buyer shall, promptly upon request of Seller, reimburse Seller and the Group Companies for all reasonable out-of-pocket costs incurred by Seller or the Group Companies in connection with any cooperation provided under or with respect to fulfilling their obligations with respect to Section 5.17(a) and Section 5.17(b), including all reasonable and documented fees and expenses of counsel and other advisors.

(d)            Without limiting the generality of the provision of Section 5.17(a), Seller shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause the Group Companies to, deliver or cause to be delivered to Buyer, no later than October 16, 2026 (subject to the proviso set forth in clause (i) below), the following financial statements and financial information, in each case in form and substance reasonably satisfactory to Buyer and sufficient for inclusion in, or incorporation by reference into, a resale registration statement on Form S-3 to be filed by Buyer with the SEC in connection with the Equity Financing:

(i)            audited consolidated financial statements of the Company prepared in accordance with IFRS, consisting of statements of financial position and related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, as of and for the fiscal years ended December 31, 2025 and December 31, 2024 (each with a comparative column for the previous fiscal year), together with the independent auditor’s report thereon; provided that such conformity with IFRS must be unreservedly and explicitly stated in the notes to the financial statements and the auditor’s report must include an opinion on whether the financial statements comply with IFRS as issued by the International Accounting Standards Board; provided, that the Parties acknowledge and agree that such audited consolidated financial statements shall be audited under U.S. generally accepted auditing standards and that such audited consolidated financial statements will not be delivered on or prior to October 16, 2026, and Seller shall cause such audited consolidated financial statements to be delivered as promptly as reasonably practicable.

(ii)           unaudited consolidated financial statements of the Company prepared in accordance with IFRS, consisting of consolidated statements of financial position and related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, as of and for (A) the six (6) months ended June 30, 2026 (with a comparative column for the corresponding period ended June 30, 2025) and (B) the three (3) months ended March 31, 2026 (with a comparative column for the corresponding period ended March 31, 2025), in each case reviewed by the Company’s independent auditors as provided in ISRE 2410; and

(iii)          a conversion from IFRS to GAAP (which conversion need not be audited) of the financial statements described (A) in clause (i) above for the fiscal year ended December 31, 2025, (B) in clause (ii(A)) above for the six (6) months ended June 30, 2026 and (C) in clause (ii(B)) above for the three (3) months ended March 31, 2026 and the corresponding period ended March 31, 2025, in each case in such form and substance as is reasonably necessary for Buyer to prepare the pro forma financial information required for the Equity Financing in accordance with Article 11 of Regulation S-X.

(e)            (A) In addition to the financial statements and financial information described in Section 5.17(d) above, Seller shall, and shall cause the Group Companies to, deliver or cause to be delivered to Buyer, for each fiscal quarter and fiscal year of the Group Companies ending after June 30, 2026 and prior to the Closing:

(i)            unaudited consolidated financial statements of the Company prepared in accordance with IFRS, consisting of consolidated statements of financial position and related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, as of and for such fiscal quarter (and the corresponding year-to-date period) (with comparative columns for the corresponding periods of the prior fiscal year), in each case reviewed by the Company’s independent auditors as provided in ISRE 2410, delivered within forty-five (45) days after the end of such fiscal quarter (or, in the case of a fiscal year-end, audited consolidated financial statements delivered within ninety (90) days after the end of such fiscal year, together with the independent auditor’s report thereon; provided that such conformity with IFRS must be unreservedly and explicitly stated in the notes to the financial statements and the auditor’s report must include an opinion on whether the financial statements comply with IFRS as issued by the International Accounting Standards Board); and

(ii)           a conversion from IFRS to GAAP (which conversion need not be audited) of the financial statements described in clause (i) above (the “Ongoing Converted Financials”), delivered within ten (10) Business Days after delivery of the corresponding IFRS financial statements pursuant to clause (i) above, in each case in such form and substance as is reasonably necessary for Buyer to prepare or update the pro forma financial information required by Article 11 of Regulation S-X in connection with the resale registration statement on Form S-3 filed and maintained in connection with the Equity Financing. Seller and Buyer shall cooperate in good faith to coordinate the timing of the delivery of Ongoing Converted Financials with Buyer’s periodic reporting schedule so as to minimize any period during which the resale registration statement on Form S-3 cannot be used by the Equity Investors for resales of Buyer’s securities.

(B) In connection with each delivery of Ongoing Converted Financials, Seller shall use commercially reasonable efforts to cause the Group Companies’ independent auditors to consent to the inclusion or incorporation by reference of any audit opinions covering the Group Companies’ financial statements in any registration statement or prospectus filed by Buyer with the SEC.

(f)            Buyer shall indemnify and hold harmless Seller, the Group Companies, and their respective direct and indirect equityholders, officers, directors, employees, agents, and Representatives (collectively, the “Financing Indemnitees”) solely for and against any reasonable and documented out-of-pocket losses, claims, damages, liabilities, costs, and expenses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except to the extent arising from (a) the gross negligence, bad faith, willful misconduct in respect of, or material breach of, the actions contemplated by this Section 5.17 by any Financing Indemnitee or (b) any information provided by Seller, the Group Companies, or their respective Representatives for use in connection with the Debt Financing. This Section 5.17(f) shall survive the consummation of the Transactions and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective Affiliates.

(g)            All non-public or otherwise confidential information regarding the Group Companies and Seller obtained by Buyer or its Representatives pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Buyer may disclose such information to the Debt Financing Sources and their respective Representatives, rating agencies, prospective lenders, purchasers, initial purchasers, underwriters, investors, and other financing participants to the extent customary and reasonably necessary in connection with the Debt Financing, subject to customary confidentiality arrangements. Buyer shall have the right to use the name and logo of the Group Companies in connection with any Debt Financing; provided that such name and logo shall be used solely in a manner that is not intended or reasonably likely to harm, disparage, or otherwise adversely affect in any material respect the Group Companies or any of their Representatives.

Section 5.18           Pre-Closing Restructuring; Interim Operations of JVCo. During the period from the date hereof through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), the Group Companies shall use commercially reasonable efforts to consummate the restructuring set forth on Schedule 5.18 attached hereto (the “Pre-Closing Restructuring”) as promptly as possible prior to the Closing. During the period from its formation date through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), Seller shall cause JVCo not to, except as expressly contemplated by this Agreement, the Ancillary Agreements and the Transactions, conduct any business or operations, acquire any assets or properties or incur any liabilities or obligations of any kind other than those incidental to its formation. For the avoidance of doubt, any modification to Schedule 5.18 shall be subject to Section 10.2.

Section 5.19         Budget and Business Plan. During the period from the date hereof through the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 9.1), the Parties shall use commercially reasonable efforts to mutually agree upon the Budget and the Business Plan prior to the Closing; provided that for the avoidance of doubt, in no event shall the mutual agreement upon the Budget and the Business Plan prior to the Closing be a condition to the obligations of the Parties to consummate the Transactions.

Section 5.20           Interim Period Agreements. Prior to the Closing, the Parties shall negotiate reasonably and in good faith, and use commercially reasonable efforts to finalize each of (a) the Intercompany Services Agreement (and any initial Statement of Work related thereto) and (b) the Intellectual Property License Agreement, in each case on terms that are commercially reasonable and customary for agreements of such nature between parties under common control, taking into account the nature and circumstance of the Transactions and the governance arrangements set forth in the LLC Agreement; provided further that the Parties hereby agree that, in the absence of the execution and delivery of the Intellectual Property License Agreement, the Parties shall ensure that (i) neither AAR nor any Affiliate of AAR shall use any Intellectual Property of the Group Companies, (ii) no Group Company shall use any Intellectual Property of AAR or any Affiliate of AAR, and (iii) the Group Companies take no action in respect of their Intellectual Property or the Intellectual Property of third parties (including AAR or any Affiliate of AAR) that would adversely affect the ability of the Group Companies to complete a Sale of the Company (as this term is defined in the LLC Agreement) (including the ability of such Group Companies to make representations and warranties regarding Intellectual Property rights typically required to be made by sellers in the context of transactions like a Sale of the Company) (as this term is defined in the LLC Agreement).

Section 5.21         Option. At any time prior to the date that Seller is required to deliver the Estimated Closing Statement pursuant to Section 2.4(a), Buyer may, by written notice to Seller, elect to exercise the Option. If Buyer exercises the Option, then (a) the Purchased Interest shall be increased to 7,000 shares (acciones) of the Company (including any membership quotas (cuotas de participación) issued in respect thereof pursuant to the conversion of the Company to a sociedad de responsabilidad limitada as contemplated by this Agreement), representing 70% of the outstanding equity interests of the Company, and (b) the Purchased Percentage shall be 70%.

ARTICLE VI
CERTAIN TAX MATTERS

Section 6.1            Filing of Tax Returns. Buyer shall, at the expense of the Group Companies, prepare, or cause to be prepared, all Income Tax Returns MMRO for any Pre-Closing Tax Period and Straddle Period, in each case, the initial due date of which is after the Closing Date and any claims for refunds or credits of value added Tax for MMRO filed after the Closing Date that relate to value added Tax paid with respect to a Pre-Closing Tax Period and Straddle Period (each, a “Buyer Prepared Return”). Such Buyer Prepared Returns shall be prepared consistent with the past practices of MMRO except to the extent required by a change in applicable Law after the end of the most recent completed taxable period with respect to which a Tax Return was filed. Buyer shall provide Seller with copies of any Buyer Prepared Return at least thirty (30) days before the due date for filing thereof in the case of annual Tax Returns and ten (10) days with respect to Tax Returns that are filed more frequently than semi-annually, along with supporting work-papers, for Seller’s review and comment. Seller shall provide any comments to Buyer in writing within fifteen (15) days after receipt of any Buyer Prepared Return which is filed on an annual basis and five (5) days for Tax Returns filed more frequently than semi-annually and Buyer shall incorporate any timely and reasonable comments of Seller that are consistent with this Agreement. Buyer shall cause the Group Companies to timely file such Buyer Prepared Tax Returns.

Section 6.2            Tax Cooperation. Seller and Buyer shall furnish, or cause to be furnished, to each other, upon written request, as promptly as practicable and with any out-of-pocket expenses to be borne by the requesting party, such information and assistance relating to the Group Companies (including access to the books and records of the Group Companies and timely provision of powers of attorney or similar authorizations) as is reasonably necessary for the filing of Tax Returns, the preparation for any audit, examination and administrative or judicial proceeding by any Governmental Authority, compliance with Tax filing obligations after the Closing by Seller or Seller Parent with respect to Pre-Closing Tax Periods and Straddle Periods, the prosecution or defense of any Action relating to any Taxes or Tax Return relating to the Group Companies for all Pre-Closing Periods; provided, that, notwithstanding anything to the contrary in this Agreement, in no event shall Seller be entitled to review or access the Tax Returns, workpapers or other similar information relating to any Buyer Consolidated Tax Group. Without limiting the generality of the foregoing, Buyer shall retain, and shall (after the Closing) cause the Group Companies to retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such Tax Returns for all Tax periods or portions thereof ending on or before the Closing Date and reasonably cooperate with Seller to cause the Transaction Tax Deductions to be deductible by the Group Companies in a Pre-Closing Tax Period, provided that such cooperation shall not require any change to Schedule 5.18.

Section 6.3            Transfer Taxes. All direct and indirect sales, use, gross receipts, transfer, recordation, documentary, stamp, goods and services, excise, license, conveyance, reporting, filing, irrecoverable value added, recording or similar Taxes and fees (including any penalties and interest) applicable to or resulting from the Transactions (collectively, “Transfer Taxes”) shall be borne 50% by the Seller and 50% by Buyer; provided, that Seller (or its Affiliates) shall bear 100% of any “indirect capital gains” or similar Taxes arising on or prior to Closing. Buyer shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, subject to Seller’s review, comment and consent (such consent not to be unreasonably withheld, conditioned or delayed), unless a Seller is required to file such Tax Returns under applicable Law, in which case Seller shall prepare and file such Tax Return, subject to Buyer’s review, comment and consent (such consent not to be unreasonably withheld, conditioned or delayed). Seller and Buyer shall each bear 50% of any reasonable costs, fees, or expenses incurred in connection with the preparation and filing of any Tax Return or other documentation with respect to Transfer Taxes. Seller and Buyer shall reasonably cooperate in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to reduce the amount of any Transfer Taxes to the extent permitted under applicable Law.

Section 6.4            Post-Closing Actions. None of Buyer, its Subsidiaries, or the Group Companies (after the Closing) shall, or shall cause or permit the Group Companies to (after the Closing), to the extent such action (x) could reasonably be expected to result in an indemnification obligation of Seller pursuant to Section 8.2 or (y) could reasonably be expected to increase the amount of Taxes included in Indebtedness or Net Working Capital: (a) amend, re-file, or otherwise modify any Tax Return of the Group Companies with respect to any Pre-Closing Tax Period or Straddle Period, including filing any amendments of any Anexo 9 de la Declaración Informative Múltiple filed with respect to any Pre-Closing Tax Period or Straddle Period; (b) make any Tax election with respect to a Group Company that has retroactive effect to any Pre-Closing Tax Period or Straddle Period; (c) file any ruling or request with any Taxing authority that relates to Taxes or Tax Returns of the Group Companies for a Pre-Closing Tax Period or Straddle Period; (d) enter into any voluntary disclosure with any Taxing authority regarding any Tax or Tax Returns of the Group Companies for a Pre-Closing Tax Period or Straddle Period (including any voluntary disclosure with a Taxing authority with respect to filing Tax Returns or paying Taxes for any Pre-Closing Tax Period in a jurisdiction that the Group Companies did not previously file a Tax Return or pay Taxes); (e) take any action to change the U.S. federal income Tax classification of any of the Group Companies for a Pre-Closing Tax Period or Straddle Period; or (f) take any action to change the historical transfer pricing practices of the Group Companies for any taxable period ending on or prior to the Closing Date, in each case of clauses (a) through (f), without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed or (ii) unless such action is required by a change in applicable Law after the date hereof; provided, that in the event this prong (ii) applies, Buyer shall promptly (and in any event, within ten (10) Business Days prior to taking such action), give Seller written notice of such action required under applicable Law.

Section 6.5            Allocation of Taxes. For purposes of this Agreement, the portion of Taxes that are allocable to the portion of a Straddle Period ending on and including the Closing Date shall be determined as follows: (a) in the case of Taxes based upon or related to income, sales, use, receipts, levels of activity, transfers, or assignments of property, payments, or accruals to other Persons (including payroll and withholding Taxes), on the basis of an interim closing of the books at the end of the Closing Date; and (b) in the case of any Taxes not apportioned under clause (a), such as real property Taxes, personal property Taxes, and similar ad valorem Taxes or obligations, and similar Taxes imposed on a periodic basis, the portion of such Taxes attributable to the portion of the Straddle Period ending on and including the Closing Date shall be equal to the product of: (i) such Taxes for the entire Straddle Period; multiplied by (ii) a fraction, (A) the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date, and (B) the denominator of which is the total number of days in the entire Straddle Period; provided that (i) in the case of any Taxes attributable to the ownership of any interest in any partnership, other “flow-through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), such computation shall be made as if the taxable period of such partnership, other “flow-through” entity or controlled foreign corporation ended as of the end of the day on the Closing Date (whether or not such Taxes arise in a Straddle Period of the applicable owner); (ii) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period; (iii) any Taxes arising from or related to transactions engaged in by the Group Companies on the Closing Date after the Closing that are outside the Ordinary Course of Business of the Group Companies, taken at the direction of Buyer, and not contemplated in this Agreement shall be allocated for purposes of this Agreement to a Tax period (or portion of a Straddle Period) beginning after the Closing Date; and (iv) to the extent properly allocable to a Straddle Period, all such Transaction Tax Deductions shall be allocated to the portion of such Straddle Period ending on and including the Closing Date to the extent at least “more likely than not” permitted by applicable Law.

Section 6.6            Tax Elections. Neither Buyer nor any Group Company shall make an election under Section 336 or Section 338 of the Code (or any other similar election under the Code or applicable state or local Law) with respect to the Transactions.

Section 6.7            Intended Tax Treatment; Purchase Price Allocation.

(a)            For U.S. federal income Tax purposes (and applicable U.S. state and local Tax purposes), the Parties agree to treat the transactions contemplated by this Agreement as follows:

(i)            The steps contemplated by Schedule 5.18 (the “Steps Deck”) as occurring in the order specified therein;

(iii)          The entity conversions and filing of check-the-box elections on Form 8832 contemplated by Step 0.1.2 of the Steps Deck to treat the Pass-Through Subsidiaries (other than the Company) as disregarded as separate from the Company as nontaxable liquidations pursuant to Section 332 of the Code and, for the avoidance of doubt, occurring in the order set forth in the Steps Deck;

(ii)           The formation of NewCo 1, contribution of the Company into NewCo 1, the conversion of the Company and the check-the-box election on Form 8832 to treat the Company as an entity disregarded as separate from NewCo 1, as contemplated by Step 0.2 of the Steps Deck, taken together, as a reorganization pursuant to Section 368(a)(1)(F) of the Code;

(iv)           The formation of NewCo 2 and the contribution of an interest in the Company to NewCo 2 contemplated by Steps 0.3 of the Steps Deck as a contribution and exchange pursuant to Section 351 of the Code pursuant to which the Company shall become a partnership for U.S. federal income tax purposes in accordance with Revenue Ruling 99-5, Situation 1; and

(v)           The purchase and sale of the Purchased Interest pursuant to this Agreement as a taxable purchase and sale of a partnership interest in the Company pursuant to Section 741 of the Code (the “Intended Tax Treatment”).

The Parties shall, and shall cause their Affiliates to, report the transactions contemplated by this Agreement for U.S. federal income Tax purposes (and applicable U.S. state and local Tax purposes) in accordance with the Intended Tax Treatment and shall not take any position inconsistent with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or any similar provision of U.S. state or local Law) or as agreed to by the Parties as a result of a change in applicable Law after the date hereof.

(b)            NewCo 1 shall not liquidate for US federal income tax purposes until after the purchase and sale of the Purchased Interest pursuant to this Agreement and shall not file (and Seller Parent and its Affiliates shall not file on its behalf) the check-the-box election on Form 8832 contemplated by Step 2biii of the Steps Deck to be treated as disregarded as separate from Seller until after the Closing Date. Any such election shall not have an effective date that is earlier than the date that is two (2) days after the Closing Date.

(c)            Buyer and Seller agree that the Purchase Price (together with any other items properly treated as purchase price for Tax purposes) shall be allocated for all United States federal, state, and local and non-U.S. income Tax purposes, between the stock of MRO Florida, Inc., a Florida corporation and direct subsidiary of the Company (“MRO Florida”), on the one hand, and the stock of the remaining direct Subsidiaries of the Company (the “Pass-Through Subsidiaries”), on the other hand (such amount the “Pass-Through Purchase Price”), as set forth on Schedule 6.7(c); provided, however, that the Parties shall cooperate to allocate any adjustment to the Purchase Price pursuant to Section 2.4 between the stock of MRO Florida and the Pass-Through Subsidiaries in accordance with the items to which such adjustment relates. Within ninety (90) days after the final determination of the Purchase Price pursuant to Section 2.4, Buyer shall deliver to Seller a schedule allocating the Pass-Through Purchase Price (together with any other relevant items properly treated as consideration for the Pass-Through Subsidiaries and their direct and indirect Subsidiaries for U.S. federal income tax purposes) among the assets of the Pass-Through Subsidiaries and the assets of any of their direct or indirect Subsidiaries in a manner consistent with the methodologies set forth on Schedule 6.7(c) and in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and any other relevant provisions of Tax Law (the “Allocation Schedule”). If, within thirty (30) days after receiving the Allocation Schedule, Seller has not objected, the Allocation Schedule shall be final and binding. If Seller provides written objections to Buyer within thirty (30) days of receipt of the Allocation Schedule, Buyer and Seller shall cooperate in good faith to resolve their differences within fifteen (15) days of the receipt of Seller’s objections (the “Dispute Resolution Period”). If, after the expiration of the Dispute Resolution Period, Buyer and Seller are unable to resolve their differences, then the matters in dispute shall be submitted to the Independent Accounting Firm for resolution, and the Independent Accounting Firm’s decision as to such matters shall be final and binding on the Parties; provided, that the Independent Accounting Firm’s decision will be based on the methodologies set forth on Schedule 6.7(c). Each of Seller and Buyer agrees that it shall, and shall cause its Affiliates, to (x) report the transactions contemplated by this Agreement for all United States federal, state and local and non-U.S. income Tax purposes in accordance with the Allocation Schedule as finally determined pursuant to this Section 6.7(c) and (y) not take any position inconsistent with such Allocation Schedule as finally determined pursuant to this Section 6.7(c) on any of their respective Tax Returns unless otherwise required by “determination” within the meaning of Section 1313 of the Code (or any similar provision of state or local or non-U.S. Law) or a change in applicable Law after the date hereof.

(d)            JVCo, as a continuation of the Company, shall make and have in effect, for its taxable year that includes the Closing Date, an election under Section 754 of the Code and any comparable provisions of applicable state or local Law. The parties shall reasonably cooperate with each other in connection with the foregoing.

(e)            To the extent the taxable year of a Group Company that is treated as a partnership for U.S. federal and applicable state and local Tax purposes does not end on the Closing Date as a matter of Law, the Parties agree that for U.S. federal (and applicable state and local) Tax purposes, the applicable Group Company shall use the interim closing of the books method under Section 706 of the Code (and any corresponding or similar provision of state or local Tax Law) and Treasury Regulations Section 1.706-4, using the “calendar day” convention, effective as of the end of the day of the Closing Date for purposes of determining how such Group Company’s items of income, profit, loss, deduction, or any other items allocable to any Tax periods that include the Closing Date shall be allocated to the Seller, on the one hand, and Buyer (or such other Person(s) holding interests of JVCo following the Closing), on the other hand.

Section 6.8            Tax Sharing Agreements. All Tax Sharing Agreements shall be terminated as of the Closing Date and, after the Closing Date, no Group Company shall be bound thereby or have any liability thereunder.

Section 6.9            Tax Refunds.

(a)           Any Tax refund of any Excluded Taxes (and any credit in lieu thereof, including, for the avoidance of doubt, any VAT credits or refunds with respect to any Excluded Taxes) for which Seller has previously indemnified Buyer pursuant to Section 8.2 (including any interest or inflation adjustment in respect thereof) that is received by any Group Company within five (5) years following the date on which the corresponding Excluded Tax Claim has been treated as final and non-appealable pursuant to Section 8.2 (such amount, an “Excluded Tax Refund”) shall be for the benefit of Seller, and, except to the extent reflected as an asset in the Closing Net Working Capital, 100% of any refund or credit set forth on Section 6.9(a) of the Company Disclosure Schedule that is received by any Group Company following the Closing and before the completion of the Third Call Right and which is not an Excluded Refund shall be for the benefit of Seller (a “VAT Refund” and, together with Excluded Tax Refunds, the “Seller Tax Refunds”); provided that if the VAT Refund is required to be returned to the relevant Taxing authority, Buyer can offset against the Seller Proceeds relating to the closing of the next Call Right in an amount equal to the amount claimed by such Taxing authority (for the avoidance of doubt, including any interest, penalties or other Taxes and any costs and expenses). Buyer shall pay, or cause to be paid, to Seller the amount of any Seller Tax Refund, net of any Taxes or reasonable out-of-pocket costs or expenses incurred by Buyer, the Group Companies or their Affiliates in connection with obtaining such refund or credit:

(i)            in the case of any such Tax refund, the amount of such Tax refund within ten (10) days after actual receipt thereof; and

(ii)           in the case of any such credit of Taxes, the amount of such credit within fifteen (15) days after such credit actually reduces the amount of Taxes that the Group Companies would otherwise be required to pay, as reported on a final Tax Return of a Group Company.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.1           General Conditions. The respective obligations of Buyer, Seller, and the Company to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any Party in its sole discretion; provided that such waiver shall only be effective as to the obligations of such Party:

(a)            No Law shall be in effect that enjoins, restrains, makes illegal, or otherwise prohibits the consummation of the Transactions, there shall not be any Order by a Governmental Authority under Competition Laws preventing the Closing, and no commitment to or agreement with a Governmental Authority not to consummate the Closing shall be in effect.

(b)            Any waiting period (and any extension thereof) under the Competition Laws set forth in Schedule 7.1(b) shall have expired or shall have been terminated, or approval shall have been obtained, as set forth therein.

Section 7.2           Conditions to Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Seller:

(a)

(i)            The Buyer Fundamental Representations (other than the representations and warranties of Buyer set forth in Section 4.10) shall be true and correct in all material respects (without giving effect to any limitation or qualification as to “materiality” (including the word “material”), or “Buyer Material Adverse Effect,” or set forth therein) as of the date made and the Closing Date, or in the case of representations and warranties that are made as of a specified date, such specified date. The representations and warranties of Buyer set forth in Section 4.10 shall be true and correct in all respects, except for de minimis inaccuracies, as of the Capitalization Date. The representations and warranties of Buyer contained in ARTICLE IV (other than the Buyer Fundamental Representations) shall be true and correct as of the date made and of the Closing Date, or in the case of representations and warranties that are made as of a specified date, as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Buyer Material Adverse Effect” set forth therein) would not reasonably be expected to have a Buyer Material Adverse Effect. The representations and warranties of Buyer set forth in Section 4.9 (Absence of Changes) shall be true and correct in all respects as of the date made and as of the Closing Date.

(ii)           Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by Buyer prior to or at the Closing. Seller shall have received from Buyer at the Closing a certificate, dated as of the Closing Date and executed by an executive officer of Buyer, certifying the fulfillment of the conditions set forth in this Section 7.2(a) with respect to Buyer.

(b)            Since the date of this Agreement, no Buyer Material Adverse Effect shall have occurred.

Section 7.3           Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of the following conditions, which may be waived in writing by Buyer:

(a)

(i)            The Seller Fundamental Representations (other than the representations and warranties of Seller set forth in Section 3.3(a) and Section 3.4) shall be true and correct in all material respects (without giving effect to any limitation or qualification as to “materiality” (including the word “material”), “Company Material Adverse Effect,” or “Seller Material Adverse Effect” set forth therein) as of the date made and the Closing Date, or in the case of such representations and warranties that are made as of a specified date, as of such specified date. The representations and warranties of Seller set forth in Section 3.3(a) and Section 3.4 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date made and the Closing Date, or in the case of such representations and warranties that are made as of a specified date, as of such specified date. The representations and warranties of the Company contained in ARTICLE III (other than the Seller Fundamental Representations) shall be true and correct as of the date made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”), “Company Material Adverse Effect,” or “Seller Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or Seller Material Adverse Effect, as applicable. The representations and warranties of Seller set forth in Section 3.8(a) (Absence of Changes) shall be true and correct in all respects as of the date made and of the Closing Date.

(ii)           Seller and the Company shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by Seller and the Company prior to or at the Closing. Buyer shall have received from each of Seller (only with respect to Seller) and the Company (only with respect to the Company) a certificate to the effect set forth in this Section 7.3(a), signed by duly authorized officers of Seller and the Company, respectively.

(b)            There shall not be pending any investigation of the Transactions by a Governmental Authority pursuant to compulsory process under Competition Laws or any written Action by a Governmental Authority under Competition Laws seeking to prevent the Closing.

(c)            Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(d)            (i) The Company and each other Group Company party thereto shall have duly executed and delivered the Intercompany Loan Agreement, in the form attached hereto as Exhibit D, (ii) the Intercompany Loan Agreement shall be in full force and effect and shall not have been withdrawn, rescinded, repudiated, terminated, or amended or modified in any respect without Buyer’s prior written consent, and (iii) each of the conditions to the funding of the term loans under the Intercompany Loan Agreement set forth in Section 4.01 thereof (other than (x) those conditions that by their nature are to be satisfied at the funding thereof and (y) the consummation of the Closing) shall have been satisfied or, with Buyer’s prior written consent, waived, such that the term loans contemplated thereunder will be funded at or substantially concurrently with the Closing for the purpose of repaying or refinancing all Payoff Indebtedness substantially concurrently with such funding.

(e)            The Pre-Closing Restructuring shall have been consummated in accordance with Schedule 5.18.

Section 7.4            Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was primarily caused by such Party’s failure to use efforts to cause the Closing to occur as required by Section 5.6.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION

Section 8.1            Survival. The Parties, intending to modify any applicable statute of limitations, acknowledge and agree that:

(a)            Other than the matters set forth on Section 8.1 of the Company Disclosure Schedule (the “Specified Matters”), which shall survive until the first anniversary of the Closing, (i) none of the representations and warranties or covenants and agreements (to the extent such covenants and agreements relate to the performance of obligations prior to the Closing) contained in this Agreement shall survive Closing, and all such provisions shall terminate at Closing; and (ii) after the Closing there shall be no liability or obligation on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect of or relating to the representations and warranties or covenants and agreements (to the extent such covenants and agreements relate to the performance of obligations prior to the Closing) other than the Specified Matters; provided, notwithstanding the foregoing clauses (i) and (ii), the right to indemnification for Excluded Taxes shall survive until sixty (60) days following the expiration of the applicable statute of limitations; provided, further, that, for the avoidance of doubt, following the expiration of the applicable periods set forth in the first sentence of this Section 8.1(a), no Party shall have any Liability of any kind in connection therewith and no Action may be brought by any Person against any such Party on account thereof (including on account of any actual or alleged breach thereof).

(b)            If an indemnification claim is properly asserted in writing pursuant to Section 8.2 prior to the expiration of the applicable survival periods set forth in Section 8.1(a), then Seller’s indemnification obligations with respect thereto shall survive past the date on which they would otherwise expire until, but only for the purpose of, the resolution of such claim.

(c)            Notwithstanding anything to the contrary contained in this Agreement, this Section 8.1 shall not limit: (i) any covenant and agreement of the Parties in this Agreement or in any Ancillary Agreement that by their terms require performance of obligations after the Closing, which shall survive the Closing in accordance with their respective terms; (ii) Buyer’s ability to recover under the R&W Insurance Policy; or (iii) any claims based on Fraud of a Party.

Section 8.2            Indemnification. Subject to Section 8.5, from and after the Closing, Seller shall indemnify, defend and hold harmless (a) (i) Buyer from and against any of its reasonable and documented out-of-pocket costs and expenses (including third party investigation, defense or prosecution costs and expenses) and any and all Losses with respect to Item 1 on Section 8.1 of the Company Disclosure Schedule and (ii) the Group Companies and their respective Representatives (together with Buyer, the “Indemnified Parties”) from and against any and all Losses (together with Excluded Taxes, collectively, the “Indemnifiable Losses”), in each case incurred by an Indemnified Party arising out of, relating to, or resulting from any Specified Matters; and (b) the Group Companies and their respective Representatives from and against any Excluded Taxes actually incurred by any Indemnified Party; provided, however, that notwithstanding the foregoing, Seller shall have no obligation to indemnify any Indemnified Party with respect to any Excluded Taxes (other than Excluded Taxes that constitute reasonable and documented costs and expenses of any Indemnified Party (including any costs and expenses relating to the posting of any bond or prepayment of Taxes (but excluding the principal amount thereof) incurred in connection with the defense thereof)) arising out of an Excluded Tax Claim unless and until such Excluded Tax Claim has resulted in a final, non-appealable and binding administrative or judicial determination of liability that is no longer subject to any administrative or judicial appeal, review, reconsideration or other challenge under applicable Law; provided, that for the avoidance of doubt, nothing in this Section 8.2 shall be interpreted as limiting the settlement of any Action pursuant to Section 8.3 or requiring the parties to seek a remedy beyond the filing of a lawsuit (juicio contencioso administrativo) before the Tax Court, except in accordance with the terms of Section 8.3.

Section 8.3            Procedure for Excluded Tax Claims.

(a)            Promptly after receipt by any Indemnified Party of notice of any Excluded Tax Claims, the Indemnified Party shall promptly (and in any event, within ten (10) days thereof), give Seller written notice of such Excluded Tax Claim (the “Excluded Tax Claim Notice”) which shall contain (i) a reasonable description in light of the information then reasonably available and the good faith estimated amount (the “Claimed Amount”) of any Excluded Taxes incurred or reasonably expected to be incurred by the Indemnified Party, to the extent known, (ii) a statement that the Indemnified Party believes in good faith that it is entitled to indemnification under this ARTICLE VIII for such Excluded Taxes, and (iii) a demand for indemnification in the amount of such Excluded Taxes in accordance with this ARTICLE VIII; provided, that the failure of the Indemnified Party to provide such notice shall not relieve Seller of its obligations hereunder, except solely to the extent such failure to give notice shall actually prejudice any defense or claim available to Seller.

(b)            As promptly as practicable after receipt of an Excluded Tax Claim Notice, Seller shall be permitted to control and associate with the Company and participate fully, with respect to, and only with respect to, the defense of the portion of the Action that relates to the Excluded Tax Claim, at Seller’s cost and expense, and with counsel selected by Seller (provided that such counsel is a “Big 4” accounting firm or a counsel otherwise reasonably acceptable to Buyer), for so long, and only so long, as Seller could be reasonably be expected to have an indemnification obligation under this Agreement, as provided for in Section 8.5(b); provided that Buyer shall control all other portions of any such Action and Seller shall have no rights with respect thereto. If Seller does not assume such rights within twenty (20) days of receipt of the Excluded Tax Claim Notice, Seller shall be deemed to have waived its rights with respect thereto and Buyer shall control the portion of such Action, provided that Seller shall be permitted to participate at Seller’s sole cost and expense. Solely with respect to the portion of such Action that relates to Excluded Taxes, Seller shall have the right to make strategic decisions with respect to the conduct of the defense of such portion of the Action that relates to the Excluded Tax Claim and any settlement proposals with respect to such Excluded Tax Claim, subject to Buyer’s rights hereunder; provided that, for the avoidance of doubt, the selection of the administrative or judicial remedy to be pursued (including, without limitation, the decision of whether to file a recurso de revocación or a juicio contencioso administrativo before the Tax Court) shall be determined in accordance with clause (viii) hereof. Seller shall conduct any portion of any Action related to Excluded Taxes diligently and in good faith and as if it were the only party in interest. During such time as Seller is pursuing and litigating the portion of the Action that relates to the Excluded Tax Claim in accordance with this Section 8.3:

(i)            Seller and Buyer shall each keep the other timely apprised of all material developments in the portion of the Action described in Section 8.3(b), and each shall, and shall cause its Affiliates to, give the other prompt notice of all material communications, requests, or demands received in respect of such Action.

(ii)           Buyer shall be permitted to fully participate, at Buyer’s sole cost and expense, in the conduct of the portion of the Action described in Section 8.3(b) with counsel of Buyer’s choosing, in Buyer’s sole discretion.

(iii)          Each party shall provide the other with reasonable advance notice of and opportunity to attend any in-person or virtual meetings with the relevant taxing authority to the extent such meeting could reasonably be expected to address the Excluded Tax Claim.

(iv)          Seller shall provide Buyer with any material written correspondence or requests received from a taxing authority and shall be entitled to draft the first draft of the portion of any written submission that addresses the Excluded Tax Claim, provided that Seller shall afford Buyer a reasonable opportunity to review and comment on any written submissions to be provided to the taxing authority by Seller, with all reasonable comments of Buyer to be reflected in such submission.

(v)           Buyer shall, at the request of Seller, cause the Indemnified Party to furnish Seller with such information as it may have with respect to the portion of the Action described in Section 8.3(b) (including copies of any summons, complaint, or other pleading which may have been served on the Indemnified Party and any written claim demand, invoice, billing, or other document evidencing or asserting the same) and shall otherwise reasonably cooperate with and assist, and cause the Indemnified Party to reasonably cooperate with and assist, Seller in the exercise of its rights hereunder, including by providing reasonable access to the relevant records and other information of the Group Companies and permitting Seller and its counsel to consult with and obtain the testimony of the officers, employees, and agents of the Group Companies.

(vi)          Buyer and Seller shall not propose any settlement of an Excluded Tax Claim without the other’s prior written consent, and shall not agree to any conclusion, settlement, disposition or other resolution or otherwise compromise or abandon the portion of such Action described in Section 8.3(b) without the other’s prior written consent (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, it shall be reasonable for Buyer to withhold consent to any settlement that (a) provides for non-monetary remedies, (b) would implicate any issue with respect to the relevant Tax Return that is not an Excluded Tax, (c) would bind Buyer, the Company or any of its Affiliates for a taxable period other than the taxable period under examination.

(vii)         If any bond, letter of credit, or other similar instrument is required to contest such Excluded Tax Claim, Buyer shall cause the Company to, and the Company shall, use reasonable best efforts to obtain such bond, letter of credit, or other similar instrument. If such bond, letter of credit, or other similar instrument cannot be obtained via reasonable best efforts, the Company or any of its Subsidiaries shall fund the necessary amount to contest such Excluded Tax Claim; provided that Buyer shall be entitled (at its option) to withhold from any future Seller Proceeds pursuant to Section 8.5(b) an amount equal to such amounts necessary to contest such Excluded Tax Claim.

(viii)        Seller and Buyer will cooperate in good faith to agree on the most appropriate means of challenging the assessment of an Excluded Tax Claim (whether through an administrative appeal or directly through a claim before the Tax Court); provided that the parties agree that a lawsuit (juicio contencioso administrativo) at least to the level of the Tax Court will be pursued at the direction of Seller. To the extent that Buyer, in its reasonable discretion, determines that further appeal would not be effective, Buyer shall provide Seller with written notice of such determination (the “Buyer Determination Notice”). If Seller does not follow such recommendation, Seller shall provide Buyer with written notice (the “Seller Appeal Notice”) within ten (10) days after receipt of such Buyer Determination Notice. If Seller does not provide such Seller Appeal Notice, Seller shall be deemed to have waived its rights with respect thereto and the assessment of such Action at the time of the receipt of the Buyer Determination Notice shall be treated as final and non-appealable. If Seller does provide a Seller Appeal Notice, the Indemnified Party shall make such further appeal, subject to Section 8.5(b)(i).

(c)            During the taxable year in which the Closing occurs and the immediately following taxable year, Buyer shall cause the Group Companies not to enter into any material transaction among any of the Group Companies, other than transactions intended to comply in all material respects with applicable transfer pricing rules and tax deduction requirements.

Section 8.4            Procedure for Specified Matter Claims.

(a)            An Indemnified Party wishing to assert a claim for indemnification under this ARTICLE VIII that does not involve an Excluded Tax Claim shall deliver a written notice (a “Specified Matter Claim Notice”), promptly upon becoming aware of such claim (but in no event more than ten (10) days after becoming aware of such claim), to Seller, which shall contain (i) a description of the Claimed Amount of any Losses, to the extent known, (ii) a statement that the Indemnified Party is entitled to indemnification under this ARTICLE VIII for such Losses and (iii) a demand for payment in the amount of such Losses; provided, that the failure of the Indemnified Party to provide such notice shall not relieve Seller of its obligations hereunder, except solely to the extent such failure to give notice shall actually prejudice Seller.

(b)            Within thirty (30) days after delivery of a Specified Matter Claim Notice, Seller shall deliver to the Indemnified Party a written response in which Seller shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount of Losses or (ii) dispute that the Indemnified Party is entitled to receive all or any portion of the Claimed Amount of Losses.

(c)            Within thirty (30) days after delivery of a Specified Matter Claim Notice, in connection with any Action involving a third party arising out of, relating to or resulting from a Specified Matter (a “Specified Matter Third Party Claim”), Seller may, upon written notice to the Indemnified Party, assume control of the defense of such Specified Matter Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that (i) Seller may only assume control of such defense if it acknowledges in writing to the Indemnified Party that any Losses assessed against the Indemnified Party in connection with such Specified Matter Third Party Claim constitute Losses for which the Indemnified Party shall be fully indemnified pursuant to this ARTICLE VIII and (ii) Seller may not assume control of the defense of a Specified Matter Third Party Claim (A) involving criminal liability, (B) in which any relief other than monetary damages is sought against the Indemnified Party, (C) to the extent the insurer under the R&W Insurance Policy assumes the defense of such Specified Matter Third Party Claim, or (D) in which an adverse judgment, in the good faith determination of the Indemnified Party, is reasonably likely to have a material and adverse effect on the business or reputation of Buyer or any of the Group Companies. If Seller does not so assume control of such defense, the Indemnified Party shall control such defense. Notwithstanding anything to the contrary in the foregoing, in the event that the Indemnified Party in good faith determines that the conduct of the defense of any Specified Matter Third Party Claim or any proposed settlement of any Specified Matter Third Party Claim by Seller is reasonably likely to materially and adversely affect the ability of the Indemnified Party to conduct its business (including material relationships with Governmental Authorities, employees, material customers and suppliers, or other Persons with whom the Indemnified Party has material business relationships) or if Seller elects not to assume control of the defense of a Specified Matter Third Party Claim pursuant to this Section 8.4(c), the Indemnified Party shall have the right at all times to assume control over the defense, settlement or negotiations relating to any Specified Matter Third Party Claim at the cost of the Indemnified Party; provided that if the Indemnified Party is entitled to be indemnified pursuant to this ARTICLE VIII, the costs of such defense, settlement or resolution of any Specified Matter Third Party Claim shall be indemnified by Seller in accordance with this ARTICLE VIII and subject to the limitations herein. The Party not controlling such defense (the “Non-Controlling Party”) may participate therein at its own expense; provided, however, that if Seller assumes control of such defense and (x) the Indemnified Party reasonably concludes that Seller and the Indemnified Party have conflicting interests or different defenses available with respect to such Specified Matter Third Party Claim that cannot be waived, (y) the Indemnified Party incurs reasonable and documented fees and expenses of counsel prior to the date that Seller assumes control of such defense or (z) Seller fails to diligently conduct the defense of such Specified Matter Third Party Claim, then the reasonable fees and expenses of counsel to the Indemnified Party shall be considered “Losses” for purposes of this Agreement. The Party controlling such defense (the “Controlling Party”) shall keep the Non-Controlling Party reasonably advised of the status of such Action and defense thereof and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Specified Matter Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Specified Matter Third Party Claim; provided, that any confidential or privileged materials provided by the Non-Controlling Party shall not be disclosed by the Controlling Party other than as needed for such defense, and the Controlling Party agrees to enter into a commercially reasonable confidentiality and non-use agreement with the Non-Controlling Party with respect to such information. Seller shall not agree to any settlement of, or the entry of any judgment arising from, any Specified Matter Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that the Indemnified Party shall be deemed to be acting reasonably if it withholds consent to a settlement that does not include a full release in favor of the Indemnified Party or includes injunctive or other equitable relief against the Indemnified Party; provided, that no such consent shall be required if: (1) such settlement, adjustment, or compromise is solely for money damages borne solely by Seller; (2) there is no finding or admission of any violation of Law or suggestion of any wrongdoing on behalf of any Indemnified Party; (3) each Indemnified Party that is a party to such Specified Matter Third Party Claim is fully and unconditionally released from liability with respect to such claim, without prejudice; and (4) as a result of such settlement, adjustment, or compromise, no injunctive or other equitable relief will be imposed against the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any Specified Matter Third Party Claim, without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. Any entry of judgment, settlement or compromise that does not comply with the preceding sentence shall not be determinative of the amount of Losses with respect to any related claims for indemnification pursuant to this ARTICLE VIII and in no event shall Seller be liable for any amount in excess of the Losses awarded or agreed upon with respect to such settlement.

Section 8.5            Limitation on Liability; Tax Treatment of Payments.

(a)            Amounts Reflected in Purchase Price Adjustments. No Indemnified Party shall be entitled to indemnification for Indemnifiable Losses pursuant to Section 8.2 in respect of any amount to the extent that such amount was included in the calculation of the Purchase Price as set forth on the Final Closing Statement and, in each case, actually reduced the Purchase Price as set forth on the Final Closing Statement otherwise payable by Buyer.

(b)            Satisfaction of Indemnification Claims.

(i)            Notwithstanding anything to the contrary in this Agreement, (A) the sole and exclusive remedy of the Indemnified Parties with respect to any indemnification obligation of Seller under Section 8.2 shall be the relinquishment by Seller of its rights to receive (1) future distributions (other than any Tax Distributions, as such term is defined in the LLC Agreement) from the Company pursuant to the LLC Agreement and (2) the proceeds of any Call Option Purchase Price (as this term is defined in the LLC Agreement) upon the exercise of any AAR Call Option (as this term is defined in the LLC Agreement) by Buyer pursuant to the LLC Agreement (each, a “Seller Proceed”) and (B) in no event shall Seller be required to (1) make any direct payment to any Indemnified Party or any of their respective Affiliates, (2) contribute additional capital or funds to any Group Company or any other Person, or (3) satisfy any indemnification obligation from assets other than Seller’s right to receive any Seller Proceeds; provided that for the avoidance of doubt notwithstanding anything to the contrary in this Agreement, following the completion of the Third Call Right, no Indemnified Party nor any other Person shall have any right of indemnification for any Indemnifiable Losses pursuant to this Article VIII; provided that, notwithstanding the foregoing, in the event (i) an Excluded Tax Claim is pending or ongoing pursuant to a Seller Appeal Notice or (ii) an Excluded Tax Claim is pending or ongoing immediately prior to the date that the AAR Call Exercise Notice (as defined in the LLC Agreement) with respect to the Third Call Right is delivered (the “Third Call Right Exercise Date”), Buyer shall be entitled (at its option) to withhold (1) in the case of an Excluded Tax Claim that is pending or ongoing pursuant to a Seller Appeal Notice, from any future Seller Proceeds, an amount equal to the costs and expenses paid or payable by the Company relating to the defense of such Action that is the subject of a Seller Appeal Notice (including any costs and expenses relating to the posting of any bond or prepayment of Taxes (but excluding the principal amount thereof) incurred in connection with the defense thereof) and (2) in the case of an Excluded Tax Claim that is pending or ongoing immediately prior to the Third Call Right Exercise Date, the Seller Proceeds relating to the closing of the Third Call Right, an amount equal to the Excluded Tax Escrow Amount. In the event of such an Excluded Tax Claim, no later than ten (10) Business Days following either (i) the receipt of a Seller Appeal Notice or (ii) the Third Call Right Exercise Date, as applicable, Buyer and Seller shall enter into an escrow agreement on terms and conditions satisfactory to Seller and Buyer (the “Excluded Tax Escrow Agreement”), which shall provide that (i) the Excluded Tax Escrow Amount shall be deposited with the Excluded Tax Escrow Agent into the Excluded Tax Escrow Account and invested in an interest bearing account with instruments rated BB or equivalent and (ii) remain in escrow in the Excluded Tax Escrow Account until the Final Resolution. Upon the Final Resolution, (AA) if the Excluded Tax Claim is resolved in favor of the Group Companies or Seller pursuant to the Final Resolution, (1) an amount equal to any unpaid reasonable and documented litigation costs (including any reasonable and documented fees of legal counsel) incurred by the Group Companies in connection with the Excluded Tax Claim shall be disbursed to the Buyer and (2) an amount equal to the balance of the Excluded Tax Escrow Funds shall be disbursed to Seller (or its designee), in each case from the Excluded Tax Escrow Account, and within five (5) Business Days following such Final Resolution and (BB) if the Excluded Tax Claim is resolved in favor of the Tax Governmental Authorities pursuant to the Final Resolution, (1) an amount equal to any Excluded Taxes and any unpaid reasonable and documented litigation costs (including any reasonable and documented fees of legal counsel) incurred by the Group Companies in connection with the Excluded Tax Claim shall be disbursed to the Group Companies and (2) any balance remaining in the Excluded Tax Escrow Account shall be disbursed to Seller (or its designee), in each case from the Excluded Tax Escrow Account and within five (5) Business Days following such Final Resolution. In the event of such an Excluded Tax Claim, following the withholding of the Seller Proceeds relating to the closing of the Third Call Right in an amount equal to the Excluded Tax Escrow Amount and the establishment of the Excluded Tax Escrow Account, the Excluded Tax Escrow Account shall be the sole and exclusive remedy of any Indemnified Party respect to any indemnification obligation of Seller under Section 8.2, and none of Seller or any of its Affiliates shall have any Liability pursuant to this Section 8.2 for any amounts in excess of the funds available in the Excluded Tax Escrow Account. In the event that any payments are to be made out of the Excluded Tax Escrow Account pursuant to this Agreement, each of Buyer and Seller agrees to take all actions reasonably necessary to cause each such payment to be made pursuant to the Excluded Tax Escrow Agreement, including by delivering executed written instructions to the Excluded Tax Escrow Agent and directing the Excluded Tax Escrow Agent to make such payment.

(ii)           To the extent that any Seller Proceeds payable to Seller in any given period are insufficient to satisfy in full the then-outstanding amount of Indemnifiable Losses incurred by any Indemnified Party, the unsatisfied portion of such Indemnifiable Losses shall carry forward and be applied against any future Seller Proceeds payable to Seller.

(iii)                 For the further avoidance of doubt, if at any time, any Indemnifiable Losses incurred by any Indemnified Party are in excess of any Seller Proceeds (whether due to insufficient cash of the Company, a decision by the Company’s board or managers not to declare sufficient distributions, Buyer not exercising any AAR Call Option (as this term is defined in the LLC Agreement), or otherwise), Seller shall have no Liability for any unsatisfied portion of such Indemnifiable Losses, and any Indemnified Party’s sole recourse for such unsatisfied portion shall be limited to set-off rights with respect to future Seller Proceeds, if any, that become payable to Seller, in accordance with the terms of this Section 8.5(b).

(iv)          From and after the Closing, Buyer shall not, and shall cause the Group Companies not to, take any action (or fail to take any action) with the intent or effect of preventing, reducing or otherwise frustrating the payment of any Seller Proceeds to Seller for purposes of avoiding, limiting or delaying the satisfaction of Seller’s obligation pursuant to Section 8.2.

(v)           Upon exercise of any set-off right against any Seller Proceeds owed to Seller, Buyer shall deliver written notice to Seller specifying in reasonable detail (i) the nature and amount of Indemnifiable Losses subject to such set-off, and (ii) the payment(s) under the LLC Agreement due to Seller against which the set-off is being applied.

(vi)          Calculation of Indemnifiable Losses. Each of Buyer and Seller acknowledges and agrees that, for purposes of this Agreement, Indemnifiable Losses shall be calculated based on the amount of Indemnifiable Losses that remain after deducting therefrom any (A) insurance proceeds (including proceeds received under the R&W Insurance Policy) to the extent actually received by an Indemnified Party with respect thereto (net of any reasonable and documented out-of-pocket costs and expenses, deductibles and premium adjustments or increases in obtaining such insurance proceeds and any Taxes imposed or payable in respect of the receipt thereof), (B) recoveries actually received by an Indemnified Party under any indemnity, contribution, or other Contract from any unaffiliated third party less any costs and expenses incurred in connection therewith and (C) any permanent Tax benefit actually realized by an Indemnified Party in cash, as a credit, or as a reduction in Taxes, as a result of such Indemnifiable Losses in the taxable year of the incurrence or payment of such Indemnifiable Losses or in the taxable year immediately following the incurrence or payment of such Indemnifiable Losses (calculated on a “with and without” basis and assuming any such item is the last item available for use) (collectively, the “Recoveries”). The Indemnified Parties shall use commercially reasonable efforts to obtain such Recoveries (including by seeking recovery under any such insurance) but only if the Indemnifiable Losses relating to such Recoveries would be required to be indemnified hereunder; provided, however, that the foregoing shall not be construed or interpreted as a guaranty of any level or amount of insurance or other Recovery with respect to any Indemnifiable Losses hereunder. If, after Seller has incurred a payment (by virtue of the set-off specified in Section 8.5(b)) to such Indemnified Party with respect to any Excluded Taxes, (x) any such Recoveries are actually received by such Indemnified Party with respect to such Excluded Taxes, or (y) the final amount of Excluded Taxes with respect to the applicable Excluded Tax Claim is determined to be lower than the aggregate amount of Excluded Taxes initially offset against any Seller Proceeds, then such Indemnified Party shall, within five (5) Business Days after such Recovery is received, or after such final determination, as applicable, reimburse Seller in cash in an amount equal to (I) the full amount of such Recovery, or (II) the difference between the aggregate amount of Excluded Taxes initially offset against any Seller Proceeds and the finally determined amount of Excluded Taxes, as applicable. The Indemnified Party’s obligation to reimburse Seller under the immediately preceding sentence shall not be subject to any right of set-off, deduction, counterclaim, or other defense of any kind.

(vii)         The parties agree that to the extent any retention under the R&W Insurance Policy is due and payable with respect to Losses arising out of a Specified Matter, such retention shall be borne by Seller and by Buyer, pro rata, based on their relative ownership percentages of JVCo as of the Closing Date. With respect to any Specified Matter for which any Indemnifiable Loss is not expressly excluded under the R&W Insurance Policy, Buyer shall first make a claim under the R&W Insurance Policy, including by using commercially reasonable efforts to pursue insurance coverage.

(viii)        With respect to any costs and expenses relating to the posting of any bond or prepayment of Taxes that is offset pursuant to Section 8.5(b)(i) and that is refundable to the Company or any of its Affiliates, upon any refund of such amounts to the Company or its Affiliates, such refundable amount initially offset pursuant to Section 8.5(b)(i) shall be disbursed to Seller (or its designee) within five (5) Business Days following such Final Resolution.

(c)            No Double Recovery. No Indemnified Party will be entitled to recover Indemnifiable Losses in respect of any claim under this Agreement or otherwise obtain indemnification (including under the R&W Insurance Policy) more than once in respect of the same Indemnifiable Losses suffered. In the event that any circumstance gives rise to more than one right of claim or constitutes a breach of more than one covenant or agreement hereunder, the relevant party shall be entitled to be indemnified or make recovery only once in respect of any such Indemnifiable Losses incurred.

(d)            Tax Treatment of Indemnification Payments. Any indemnification payments made pursuant to this ARTICLE VIII shall be treated as an adjustment to the consideration paid for the Purchased Interest pursuant to this Agreement, except to the extent otherwise required by applicable Law.

(e)            Duty to Mitigate. Buyer shall, and cause its Subsidiaries to, take all reasonable steps to mitigate any Indemnifiable Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Indemnifiable Losses. This Section 8.5(e) shall not apply with respect to Excluded Taxes, which shall be subject to the terms and conditions of Section 8.3.

(f)            Access to Information. Buyer shall cause the Group Companies to, during normal business hours and upon reasonable prior notice, at Seller’s expense, provide reasonable access and furnish to Seller and its Representatives any reasonable information and documentation regarding any Tax benefit, insurance proceeds or other source of recovery of any Indemnified Party that may reduce any amount of Indemnifiable Losses payable to any Indemnified Party pursuant to Section 8.2; provided that Buyer may withhold information if disclosure would waive privilege, work product protection, or confidentiality obligations of Buyer or its Affiliates (including the Group Companies).

(g)            Notwithstanding anything to the contrary in this ARTICLE VIII, Seller’s aggregate indemnification obligation with respect to any Specified Matter set forth on Section 8.1(a)(2) of the Company Disclosure Schedule shall not exceed the cap set forth opposite such Specified Matter on Section 8.1(a)(2) of the Company Disclosure Schedule.

Section 8.6           Sole and Exclusive Remedy. THE RIGHT TO RECOVER THE NET ADJUSTMENT AMOUNT PURSUANT TO SECTION 2.4, UNDER THE R&W INSURANCE POLICY AND THE INDEMNIFICATION SET FORTH IN THIS ARTICLE VIII AND THE RIGHT TO SEEK SPECIFIC PERFORMANCE OF SELLER’S OBLIGATIONS HEREUNDER PURSUANT TO SECTION 10.10 SHALL BE BUYER’S SOLE AND EXCLUSIVE REMEDIES AFTER THE CLOSING WITH RESPECT TO ALL CLAIMS OF ANY KIND WHATSOEVER ARISING OUT OF OR RELATING IN ANY WAY TO BREACHES OF REPRESENTATIONS AND WARRANTIES AND COVENANTS AND AGREEMENTS SET FORTH IN THIS AGREEMENT (TO THE EXTENT SUCH COVENANTS AND AGREEMENTS RELATE TO THE PERFORMANCE OF OBLIGATIONS PRIOR TO THE CLOSING), EXCEPT FOR ANY MATTER ARISING UNDER OR RELATED TO FRAUD, AND ALL OTHER REMEDIES AND RIGHTS, WHETHER CREATED BY APPLICABLE LAW OR OTHERWISE IN RESPECT OF THIS AGREEMENT, ARE HEREBY WAIVED.

Section 8.7            Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution, or performance of this Agreement, or the Transactions may only be brought against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), except as set forth in the Confidentiality Agreement or in any Ancillary Agreement and except in the case of Fraud, no past, present, or future direct or indirect equityholder, director, officer, manager, employee, agent, Representative, or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity, or otherwise) for any of the representations, warranties, covenants, agreements, or other liabilities of Buyer, the Company, or Seller, or for any claim based on, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, or the Transactions. This Section 8.7 is intended to benefit the Parties’ respective past, present, and future equityholders, directors, officers, managers, employees, agents, Representatives, and Affiliates of any of the foregoing, each of whom may enforce the provisions of this Section 8.7. Each of the Persons referenced in the immediately preceding sentence are intended to be third-party beneficiaries of this Section 8.7.

Section 8.8            Mutual Release.

(a)            As a material inducement to Seller and the Company to enter into this Agreement, subject to consummation of Closing and effective as of Closing, Buyer, on behalf of itself, its Subsidiaries, and its and their respective equityholders, directors, officers, managers, employees, agents, Representatives, successors, assigns, and Affiliates of any of the foregoing (collectively, the “Buyer Releasing Parties”), irrevocably and unconditionally waives and releases all rights with respect to, and releases, forever acquits, and discharges Seller and its past, present, and future direct and indirect equityholders, directors, officers, managers, employees, agents, Representatives, successors, assigns, and Affiliates of any of the foregoing (collectively, the “Seller Released Parties”) with respect to, all actions, causes of action, suits, claims, demands, liabilities, debts, losses, damages, obligations, costs, expenses and judgments, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now, or hereafter arising, in each case, which are based on, arise out of, or relate to facts or events occurring or in existence at, or prior to, the Closing and relating to, directly or indirectly, the ownership and operation of the Group Companies or the subject matter of this Agreement and the Transactions; provided that in no event shall the foregoing release apply to: (i) any obligations of any Seller Released Party set forth in this Agreement or any Ancillary Agreement that by their terms require performance of obligations at or after the Closing, subject to the limitations and conditions provided in this Agreement or any Ancillary Agreement (including, for the avoidance of doubt, any indemnification obligations set forth therein and any survival periods related thereto); or (ii) any claim based on Fraud (together the “Buyer Surviving Claims”). Furthermore, without limiting the generality of the foregoing, other than, and solely with respect to, any Buyer Surviving Claims, from and after the Closing, no Action will be brought, encouraged, supported, or maintained by, or on behalf of, any Buyer Releasing Party (including, after the Closing, the Group Companies) against any Seller Released Party, and no recourse will be sought from or granted against any Seller Released Party, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants, or agreements of Seller or the Company contained in this Agreement or any Ancillary Agreement, the Transactions, or the ownership and operation of the Group Companies at, or prior to, the Closing. Furthermore, without limiting the generality of this Section 8.8(a), from and after the Closing, Buyer shall not be entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement, and irrevocably and unconditionally waives all rights of rescission it may have in respect of any such matter. This Section 8.8(a) is intended to benefit all of the Seller Released Parties, each of whom may enforce the provisions of this Section 8.8(a). Each Seller Released Party is intended to be third-party beneficiaries of this Section 8.8(a).

(b)            As a material inducement to Buyer to enter into this Agreement, subject to consummation of Closing and effective as of Closing, Seller, on behalf of itself, its Subsidiaries, and its and their respective equityholders, directors, officers, managers, employees, agents, Representatives, successors, assigns, and Affiliates of any of the foregoing (collectively, the “Seller Releasing Parties”), irrevocably and unconditionally waives and releases all rights with respect to, and releases, forever acquits, and discharges Buyer and its past, present, and future direct and indirect equityholders, directors, officers, managers, employees, agents, Representatives, successors, assigns, and Affiliates of any of the foregoing (collectively, the “Buyer Released Parties”) with respect to, all actions, causes of action, suits, claims, demands, liabilities, debts, losses, damages, obligations, costs, expenses and judgments, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now, or hereafter arising, in each case, which are based on, arise out of, or relate to facts or events occurring or in existence at, or prior to, the Closing and relating to, directly or indirectly, the subject matter of this Agreement and the Transactions; provided that in no event shall the foregoing release apply to: (i) any obligations of any Buyer Released Party set forth in this Agreement or any Ancillary Agreement that by their terms require performance of obligations at or after the Closing, subject to the limitations and conditions provided in this Agreement or any Ancillary Agreement; (ii) any claim based on Fraud or (iii) with respect to any Representative of Seller, any Group Company or any of their Affiliates that is a current or former employee of any Group Company, any amounts accrued with respect to or due to such employee under or with respect to any Company Plan, or any salary, bonus, or other fringe benefits earned prior to the Closing, any indemnification or advancement of expenses arising under applicable Law or the Organizational Documents of the Group Companies, and any rights, claims, and actions in such Person’s capacity as current or former employee or officer or director of any Group Company arising out of or under any insurance policies of any Group Company, including D&O insurance policies (together the “Seller Surviving Claims”). Furthermore, without limiting the generality of the foregoing, other than, and solely with respect to, any Seller Surviving Claims, from and after the Closing, no Action will be brought, encouraged, supported, or maintained by, or on behalf of, any Seller Releasing Party against any Buyer Released Party, and no recourse will be sought from or granted against any Buyer Released Party, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants, or agreements of Buyer contained in this Agreement or any Ancillary Agreement or the Transactions. Furthermore, without limiting the generality of this Section 8.8(b), from and after the Closing, Seller shall not be entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement, and irrevocably and unconditionally waives all rights of rescission it may have in respect of any such matter. This Section 8.8(b) is intended to benefit all of the Buyer Released Parties, each of whom may enforce the provisions of this Section 8.8(b). Each Buyer Released Party is intended to be third-party beneficiaries of this Section 8.8(b).

Section 8.9            Buyer’s Investigation and Reliance. Buyer is a sophisticated purchaser and has made its own independent investigation, review, and analysis regarding the Group Companies and the Transactions, which investigation, review, and analysis were conducted by Buyer together with expert advisors, including legal counsel, that it has engaged for such purpose. Buyer and its Representatives have been provided with access to the Representatives, properties, offices, plants and other facilities, and books and records of the Group Companies, and other information that they have requested in connection with their investigation of the Group Companies and the Transactions. None of Seller, the Company, or any of their respective Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Group Companies contained herein or made available in connection with Buyer’s investigation of the Group Companies, except as expressly set forth in this Agreement, and Seller, the Company, and their respective Affiliates and Representatives expressly disclaim any liability that may be based on such information or errors therein or omissions therefrom. Buyer has not relied and is not relying on any statement, representation, or warranty, oral or written, express or implied, made by Seller, the Company, or any of their respective Affiliates or Representatives, except as expressly set forth in ARTICLE III. None of Buyer or any of its Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning Buyer or its Affiliates contained herein or made available in connection with Seller’s investigation of Buyer and its Affiliates, except as expressly set forth in this Agreement, and Buyer and its respective Affiliates and Representatives expressly disclaim any liability that may be based on such information or errors therein or omissions therefrom. Seller has not relied and is not relying on any statement, representation, or warranty, oral or written, express or implied, made by Buyer or any of its Affiliates or Representatives, except as expressly set forth in ARTICLE IV. None of Seller, the Company, or any of their respective Affiliates or Representatives shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any information, documents, or materials made available to Buyer, whether orally or in writing, in the Data Room, management presentations, due diligence discussions, or in any other form in expectation of, or in connection with, the Transactions. None of Seller, the Company, or any of their respective Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections, or forecasts involving the Group Companies. Buyer acknowledges and agrees that: (a) there are inherent uncertainties in attempting to make such estimates, projections, and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections, or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections, and forecasts); (b) should the Closing occur, Buyer shall acquire the Group Companies on an “as is” and “where is” basis, except as otherwise expressly set forth in ARTICLE III; and (c) the representations and warranties in ARTICLE III are the result of arms’ length negotiations between sophisticated parties and such representations and warranties are made, and Buyer is relying on such representations and warranties, solely for the purposes of Section 7.3(a).

Section 8.10         No Additional Representations. EACH PARTY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III WITH RESPECT TO SELLER AND ARTICLE IV WITH RESPECT TO BUYER, NO PARTY, NOR ANY OTHER PERSON, MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE TRANSACTIONS, SELLER, THE GROUP COMPANIES, BUYER OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO A PARTY OR ITS REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES, OR BUSINESS PLANS), AND ALL OTHER SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IX
TERMINATION

Section 9.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written consent of Buyer and Seller;

(b)            by Seller, if Seller is not in material breach of its obligations under this Agreement and Buyer breaches or fails to perform in any respect any of its representations, warranties, or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 7.2; (ii) cannot be or has not been cured on or prior to the earlier of the Outside Date and thirty (30) days following delivery to Buyer of written notice regarding such breach or failure to perform; and (iii) has not been waived in writing by Seller; provided that the failure to deliver the full consideration payable pursuant to ARTICLE II at the Closing as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller;

(c)            by Buyer, if Buyer is not in material breach of its obligations under this Agreement and Seller or the Company breach or fail to perform in any respect any of their representations, warranties, or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 7.3; (ii) cannot be or has not been cured on or prior to the earlier of the Outside Date and thirty (30) days following delivery to Seller of written notice regarding such breach or failure to perform; and (iii) has not been waived by Buyer;

(d)               by either Seller or Buyer if the Closing shall not have occurred by September 28, 2027 (such date, or the date to which it is extended pursuant to this Section 9.1(d), “Outside Date”); provided that (i) if the Marketing Period has commenced but has not ended as of the close of business on the third Business Day immediately prior to the Outside Date, then the Outside Date shall be automatically extended until the third Business Day after the final day of the Marketing Period; (ii) if all the conditions to the consummation of the Transactions set forth in ARTICLE VII (other than those conditions which by their nature are to be satisfied at the Closing, but which are capable of satisfaction at the Closing) have been satisfied or waived other than the condition set forth in Section 7.3(e) and the Outside Date has not been extended pursuant to Section 9.1(d)(iv), then the Outside Date shall be automatically extended until December 27, 2027; (iii) the right to terminate this Agreement under this Section 9.1(d) shall not be available if the material breach of the Party so requesting termination shall have been the primary cause of the failure of the Closing to occur on or prior to such date; and (iv) if all the conditions to the consummation of the Transactions set forth in ARTICLE VII (other than those conditions which by their nature are to be satisfied at the Closing, but which are capable of satisfaction at the Closing) have been satisfied or waived other than the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.3(b), Buyer may, upon written notice to Seller on or before the then-current Outside Date, extend the Outside Date to March 28, 2028; or

(e)            by either Seller or Buyer in the event that any Governmental Authority shall have issued an Order or taken any other action restraining, enjoining, or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable; provided that (i) the Party so requesting termination shall have complied with Section 5.6 and (ii) the material breach of the Party so requesting termination is not the primary cause of, or does not result in, such Order or other action.

The Party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other Parties.

Section 9.2            Effect of Termination.

(a)            In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability on the part of any Party except that: (a) Section 5.5 (Public Announcements), this Section 9.2, and ARTICLE X (Miscellaneous) shall survive termination of this Agreement; and (b) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement by such Party prior to termination of this Agreement. Notwithstanding the foregoing, if (i) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing, but which are capable of satisfaction at the Closing,); (ii) Seller has confirmed by notice to Buyer that Seller is ready, willing, and able to consummate the Closing; and (iii) Buyer fails to consummate the Closing within five (5) Business Days after delivery of such notice, the Parties expressly acknowledge and agree that such failure to consummate the closing by Buyer shall constitute a Willful Breach of Buyer. The Parties acknowledge and agree that, while Seller may pursue a grant of specific performance pursuant to Section 10.10 and monetary damages, in no event shall Seller be entitled to obtain both (x) a grant of specific performance pursuant to Section 10.10 that results in the consummation of the Closing and (y) payment of monetary damages of any kind; provided, the prevailing party in any Action seeking specific performance pursuant to Section 10.10 shall be entitled to pursue the award of reasonable attorneys’ fees and costs incurred in connection with such Action.

(b)            Buyer Termination Fee.

(i)            If this Agreement is terminated by Buyer or Seller pursuant to Section 9.1(d) or Section 9.1(e) as a consequence of the failure to obtain any approval that may be required for the consummation of the Transactions under any Competition Law other than the approval set forth on Schedule 7.1(b)(2), (if applicable) then Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, a fee of $100,000,000 (the “Buyer Termination Fee”), with such payment to be made within three (3) Business Days following such termination; it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion; provided, that if Buyer has exercised its right to extend the Outside Date pursuant to Section 9.1(d)(iv), then the Buyer Termination Fee shall be $150,000,000.

(ii)           Each Party acknowledges and agrees that the agreements contained in this Section 9.2(b) are an integral part of this Agreement and that, without this Section 9.2(b), Seller would not have entered into this Agreement. Accordingly, if Buyer fails to promptly pay the Buyer Termination Fee in accordance with this Section 9.2(b), Buyer shall pay to Seller all fees, costs, and expenses of enforcement (including attorneys’ fees as well as expenses reasonably incurred in connection with any Action initiated seeking such payment), together with interest on the amount of the Buyer Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that in the event that the Buyer Termination Fee becomes payable by, and is paid by, Buyer to Seller, the Buyer Termination Fee shall be Seller’s sole and exclusive remedy pursuant to this Agreement (other than in respect of Fraud or Willful Breach). The Parties further acknowledge and agree that the right to receive the Buyer Termination Fee shall not limit or otherwise affect Seller’s right to specific performance as provided in Section 10.10; provided that Seller shall not be permitted or entitled to receive both (A) a grant of specific performance of the obligation to consummate the Transactions contemplated by Section 10.10 that results in the Closing, and (B) the Buyer Termination Fee.

(iii)          Buyer and Seller acknowledge and agree that they have expressly negotiated this Section 9.2(b), and that Buyer and Seller have agreed that, in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the damages that may be suffered by Seller), this Section 9.2(b) is reasonable, that the Buyer Termination Fee represents a good faith, fair estimate of the losses that Seller would suffer, and that the Buyer Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring Seller or any other Person to prove actual damages.

(c)            If the Transactions are terminated as provided herein: (A) Buyer shall promptly, and shall cause each of its Affiliates and Representatives to, return to Seller or destroy (such destruction to be confirmed in writing by Buyer to Seller), all documents and other materials received from Seller or its Affiliates or Representatives relating to the Transactions, whether so obtained before or after the execution hereof in accordance with the Confidentiality Agreement; and (B) all information received by Buyer or its Affiliates or Representatives with respect to the businesses of Seller or any of its Affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE X
MISCELLANEOUS

Section 10.1         Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement, the Ancillary Agreements, or the Transactions shall be paid by the Party incurring such fees or expenses, regardless of whether the Transactions are consummated. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses shall be subject to any right of such Party arising from breach of this Agreement by any other Party.

Section 10.2         Amendment and Modification. This Agreement may not be amended, modified, or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each Party; provided that the DFS Provisions may not be amended in a manner that is materially adverse to a Debt Financing Source or any Debt Financing Sources Related Party without the prior written consent of the Debt Financing Sources.

Section 10.3         Extension; Waiver

. At any time prior to the Closing, Seller, on the one hand and on behalf of itself and the Company, and Buyer, on the other hand, may: (a) extend the time for performance of any of the obligations of the other Party contained herein; (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or any Ancillary Agreement; or (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in a written agreement signed by such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 10.4         Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by an internationally recognized overnight courier (receipt requested); or (c) on the date sent by email (including of a PDF document) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.4):

If to Seller or the Company:

MROH Intermediate Holdco LLC

5201 North O’Connor Blvd., Suite 500

Irving, Texas 75039

Attention: Carroll K. Lane, Jose Gurdian, Matthew Evans, Fernando Kriete
Email: [***]

and

c/o MRO Holdings, Inc.

Centro Comercial Las Cascadas, Local L1-103, Nivel 1

La Libertad Este, La Libertad

San Salvador, El Salvador

Attention: Ana Carol de Benedetti
Email: [***]

with a copy to (which shall not constitute notice):	Greenberg Traurig, P.A. 333 SE 2nd Avenue, Suite 4400 Miami, Florida 33131 Attention: Yosbel Ibarra; Guillaume Le Masson; Thomas Martin Email: [***]

If to Buyer:	AAR CORP. 1100 N. Wood Dale Rd. Wood Dale, Illinois 60191 Attention: Dylan Wolin (Chief Financial Officer) Email : [***] With a copy to: Attention: Jessica Garascia (General Counsel) Email: [***]
with a copy to (which shall not constitute notice):	Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Attention: Sarkis Jebejian, P.C.; Maggie D. Flores, P.C.; Aseda Ghartey-Tagoe Email: [***]

Section 10.5         Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Ancillary Agreements constitute the entire agreement among the Parties and supersede all prior oral and written agreements, arrangements, communications, and understandings among the Parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement, or undertaking of any Party with respect to the Transactions other than those expressly set forth herein or therein, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party shall be under any legal obligation to enter into or complete the Transactions unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 10.6         Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except with respect to the provisions of Section 5.7 (D&O Indemnification and Insurance), Section 8.7 (Non-Recourse), Section 8.8 (Release), and Section 10.15 (Legal Representation) which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and, (x) with respect to the DFS Provisions, which are intended for the benefit of the Debt Financing Sources Related Parties and may be enforced by the Debt Financing Sources Related Parties and (y) with respect to Article VIII, which are intended for the benefit of the Indemnified Parties and may be enforced by the Indemnified Parties.

Section 10.7         Governing Law.

(a)            This Agreement, the Ancillary Agreements, and all Transactions shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any conflicts of law rules (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of another jurisdiction.

(b)            Notwithstanding anything in this Agreement to the contrary, no Party, nor any of its Affiliates, shall bring, or support, any Action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way relating to this Agreement or any of the Debt Financing, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the definitive agreements executed in connection therewith or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan; or (ii) if under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York, and any such Action shall be governed by the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would result in the application of the Laws of another jurisdiction; provided that, at or prior to the Closing, the definitions of Company Material Adverse Effect, Seller Material Adverse Effect, and Buyer Material Adverse Effect and the representations and warranties set forth in this Agreement shall, for the purposes of the Debt Commitment Letter or the definitive agreements executed in connection therewith or the transactions contemplated thereby, be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of another jurisdiction. In furtherance of the foregoing, each of the Parties (on behalf of itself and its respective Affiliates): (A) submits to the exclusive jurisdiction of such courts for the purpose of any action described in this Section 10.7(b); and (B) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by such courts in any such Action described in this Section 10.7(b).

Section 10.8         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS.

Section 10.9         Jurisdiction. Any Action or other dispute, proceeding, controversy, or claim (whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or in connection with this Agreement or the Transactions, including any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement (a “Dispute”) shall be brought, tried and determined solely in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Dispute for and on behalf of itself in accordance with Section 10.4 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself in any Dispute to the exclusive general jurisdiction of the Chosen Courts in the event a Dispute arises; (c) agrees it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) waives any objection that it may now or hereafter have to the venue of any such Dispute in the Chosen Courts or that such Dispute was brought in an inconvenient court and agrees not to plead the same; and (e) agrees that it shall not bring any Dispute in any court other than the Chosen Courts. Each Party agrees that a final judgment in any Dispute in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 10.10       Specific Performance.

(a)            The Parties agree that money damages would be both incalculable and an insufficient remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any such breach would cause irreparable damage. Accordingly, each of the Parties shall be entitled to seek an award ordering specific performance of the terms hereof, including an injunction to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. The prevailing party in any Action seeking specific performance pursuant to this Section 10.10 shall be entitled to pursue the award of reasonable attorneys’ fees and costs incurred in connection with such Action. Each of the Parties hereby further irrevocably and unconditionally waives: (i) any defense in any Action for specific performance that a remedy at law would be adequate; and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)            Buyer affirms that it is not a condition to Buyer’s obligation to effect the Closing in accordance with Section 2.3(a) or to any of its other obligations under this Agreement that Buyer obtain financing (including the Financing) for or related to the Transactions.

Section 10.11       Disclosure Generally. The Company Disclosure Schedule and the Buyer Disclosure Schedule are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller and the Company or Buyer, respectively, and shall not be deemed to expand in any way the scope or effect of any of such representations or warranties. Certain information set forth in the Company Disclosure Schedule or Buyer Disclosure Schedule is included solely for information purposes and may not be required to be disclosed pursuant to this Agreement. The inclusion of an item in a section of the Company Disclosure Schedule or Buyer Disclosure Schedule as an exception to a representation or warranty contained in this Agreement shall not be deemed to constitute: (a) an acknowledgment that such information is required to be disclosed in connection with the representations and warranties of Seller or Buyer, as applicable, contained in this Agreement; (b) an admission by Seller or Buyer that such item constitutes an item, event, circumstance, or occurrence that is material to either Party’s business, as applicable; or (c) a Company Material Adverse Effect, Seller Material Adverse Effect, or Buyer Material Adverse Effect, as applicable. Any information disclosed in any section of the Company Disclosure Schedule or Buyer Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule or Buyer Disclosure Schedule, respectively, to which the relevance of such information to such other section is reasonably apparent on the face of such disclosure, and any reference or cross-reference thereto is provided only as a convenience and shall not limit in any manner this provision. Headings and subheadings have been inserted on certain sections of the Company Disclosure Schedule or Buyer Disclosure Schedule for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of such sections. Where the terms of a Contract or other item have been summarized or described in the Company Disclosure Schedule or Buyer Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such Contract or other item, and all such summaries and descriptions are qualified in their entirety by reference to the Contract or item being summarized or described. All references to Contracts contained in the Company Disclosure Schedule or Buyer Disclosure Schedule shall be deemed to refer to such Contract as amended through the date hereof and include all schedules, annexes, and attachments and all documents incorporated by reference therein. The information provided in the Company Disclosure Schedule or Buyer Disclosure Schedule is being provided solely for the purpose of making disclosures to Buyer or Seller, respectively, under this Agreement. In disclosing such information, Seller, the Company, and Buyer, as applicable, do not waive, and expressly reserve any rights under, any attorney work-product protections, attorney-client privileges, or similar protections and privileges with respect to any of the matters disclosed or discussed therein.

Section 10.12       Assignment; Successors. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided that Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Seller Members without the consent of Buyer or the Company; provided, further, that Buyer may, without the consent of any other Party, (a) assign any of its rights or delegate any of its obligations under this Agreement to any of its Affiliates and (b) collaterally assign its rights (but not its obligations) under this Agreement to any Debt Financing Source, or any agent or collateral trustee for any such Debt Financing Source, under the terms of the Debt Financing solely for the purpose of creating a security interest herein or otherwise assigning collateral with respect to the Debt Financing, and Seller and the Company hereby consent thereto and agree to execute any customary acknowledgment of such collateral assignment upon Buyer’s reasonable request; provided, further, that no assignment shall limit the assignor’s obligations hereunder except to the extent that such obligations are actually performed by the assignor or assignee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.13       Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision or portion of any provision had never been contained herein.

Section 10.14       No Presumption Against Drafting Party. Each Party acknowledges that it has been represented by competent legal counsel in connection with this Agreement, the Ancillary Agreements, and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived by the Parties.

Section 10.15       Legal Representation.

(a)            Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), acknowledges and agrees that Greenberg Traurig, P.A., Arias Law, Brigard Urrutia Abogados S.A.S., and Alfaro, Ferrer & Ramírez (collectively and individually, “Seller Counsel”) has acted as counsel for Seller and the Group Companies in connection with this Agreement, the Ancillary Agreements, and the Transactions (the “Acquisition Engagement”), and in connection with this Agreement, the Ancillary Agreements, and the Transactions, Seller Counsel has not acted as counsel for any other Person, including Buyer.

(b)            Only Seller and the Group Companies shall be considered clients of Seller Counsel in the Acquisition Engagement. Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), acknowledges and agrees that all confidential communications between Seller and the Group Companies, on the one hand, and Seller Counsel, on the other hand, to the extent relating to the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Seller, and not the Group Companies, and shall not pass to or be claimed, held, or used by Buyer or the Group Companies upon or after the Closing. Accordingly, Buyer shall not have access to any such communications, or to the files of Seller Counsel to the extent relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing: (i) to the extent that files of Seller Counsel in respect of the Acquisition Engagement constitute property of the client, only Seller shall hold such property rights; and (ii) Seller Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Group Companies by reason of any attorney-client relationship between Seller Counsel and the Group Companies or otherwise; provided that, notwithstanding the foregoing, Seller Counsel shall not disclose any such attorney-client communications or files to any third parties (other than to directors, officers or employees of Seller, provided that such directors, officers and employees are instructed to maintain the confidentiality of such attorney-client communications). If and to the extent that, at any time subsequent to the Closing, Buyer or any of its Subsidiaries (including, after the Closing, the Group Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between Seller and the Group Companies, on the one hand, and any Person representing them, on the other hand, that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), shall be entitled to waive such privilege only with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned, or delayed).

(c)            Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), acknowledges and agrees that Seller Counsel has acted as counsel for Seller and the Group Companies and that Seller reasonably anticipates that Seller Counsel will continue to represent Seller in future matters. Accordingly, Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), expressly consents to: (i)  Seller Counsel’s representation of Seller or any of its Representatives (if any of the foregoing Persons so desire) in any matter, including any post-Closing matter in which the interests of Buyer and the Group Companies, on the one hand, and Seller, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Seller Counsel may have previously advised Seller or the Group Companies; and (ii)  the disclosure by Seller Counsel to Seller of any information learned by Seller Counsel in the course of its representation of Seller or the Group Companies, regardless of whether such information is subject to attorney-client privilege, attorney work product protection, or Seller Counsel’s duty of confidentiality.

(d)            Buyer, on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies), further agrees that it shall not assert any claim against Seller Counsel in respect of legal services provided to the Group Companies by Seller Counsel in connection with the Acquisition Engagement.

(e)            From and after the Closing, the Group Companies shall cease to have any attorney-client relationship with Seller Counsel with respect to the Acquisition Engagement, unless and to the extent Seller Counsel is expressly engaged in writing by any Group Company to represent such Group Company after the Closing and either: (i) such engagement involves no conflict of interest with respect to Seller; or (ii) Seller consents in writing to such engagement. Any such representation of any Group Company by Seller Counsel after the Closing shall not affect the foregoing provisions hereof. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall be deemed to affect any attorney-client relationship between the Group Companies, on the one hand, and Seller Counsel, on the other hand, other than the Acquisition Engagement; provided, that Seller Counsel, in its sole discretion, shall be permitted to withdraw from representing any Group Company in order to represent or continue representing Seller.

(f)            Seller, the Company, and Buyer consent to the arrangements in this Section 10.15 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Seller Counsel permitted hereunder.

(g)            This Section 10.15 is intended to benefit Seller Counsel, which may enforce the provisions of this Section 10.15, and Seller Counsel is intended to be a third-party beneficiary of this Section 10.15.

Section 10.16       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.17       Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, but subject to and without limiting the rights, remedies and claims of Buyer, any Affiliate of Buyer, or, from and after the Closing, any Group Company, under or pursuant to the Debt Commitment Letter, the Definitive Debt Financing Agreements, any confidentiality or similar agreement with any Debt Financing Sources Related Party, or any other binding agreement entered into with respect to the Debt Financing to which any of the foregoing is a party, each Party, on behalf of itself and each of its controlled Affiliates, hereby agrees that: (a) any Action, whether at law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party and arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements, the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction, governing law and venue provisions set forth in Section 10.7(b); (b) none of Seller, the Company, any Group Company or any of their respective Affiliates or Representatives shall bring, support or permit any of its controlled Affiliates to bring or support any Action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements, the transactions contemplated hereby or thereby or the performance of any services thereunder; (c) no Debt Financing Sources Related Party shall have any liability to Seller, the Company, any Group Company or any of their respective Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements, the transactions contemplated hereby or thereby or the performance of any services thereunder; (d) each Party knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable Law, trial by jury in any Action brought against any Debt Financing Sources Related Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements, the transactions contemplated hereby or thereby or the performance of any services thereunder; and (e) each Party waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action involving any Debt Financing Sources Related Party, any claim that it is not personally subject to the jurisdiction of the courts described in Section 10.7(b) or that such Action is brought in an inconvenient forum.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Share Purchase Agreement as of the date first written above.

SELLER:

MROH INTERMEDIATE HOLDCO LLC

By:	/s/ Alberto Acosta Vidal
Name:	Alberto Acosta Vidal
Title:	Chief Financial Officer

THE COMPANY:

MRO HOLDINGS, INC.

By:	/s/ Alberto Acosta Vidal
Name:	Alberto Acosta Vidal
Title:	Chief Financial Officer

BUYER:

AAR CORP.

By:	/s/ John Holmes
Name:	John Holmes
Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]